Exhibit 99.2

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 26, 2019

TAKE ACTION AND VOTE TODAY

The annual meeting will be held at 1:00 p.m. (Pacific Time) on June 26, 2019 at the offices of Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, BC V6C 3E8.

Please read this document and the accompanying materials carefully. These materials are important and require your immediate attention. If you have any questions about these materials or the matters to which they refer, please contact our proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll free in North America, 1-416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

DATED MAY 27, 2019

LETTER TO SHAREHOLDERS

May 27, 2019

Dear fellow shareholders of Lithium Americas Corp.,

On behalf of Lithium Americas Corp.’s (“Lithium Americas” or the “Company”) Board of Directors and employees, we are pleased to invite you to join us at our Annual General Meeting, which will be held Wednesday, June 26, 2019 at 1:00 p.m. (Pacific Time), at the offices of Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, BC V6C 3E8.

This Management Information Circular and the accompanying materials outlines the business to be conducted at the meeting and provides information on the director nominees, corporate governance practices and the executive compensation program at Lithium Americas.

We encourage you to read this material in advance of the meeting and take the opportunity to participate in the election process, in person or by proxy. Your vote is important in electing directors and conducting the other business being brought before the meeting.

At the meeting, shareholders will be asked to attend to the normal course matters for Lithium Americas, such as election of directors and appointment of auditors. We will also be asking for your approval for two matters related to our executive compensation program in accordance with the requirements of our listing on the Toronto Stock Exchange.

In addition, we will be seeking your approval for that certain transaction, entered into by the Company on April 1, 2019, with Ganfeng Lithium Co., Ltd., whereby Ganfeng has agreed to subscribe, through a wholly-owned subsidiary, for approximately 141 million newly issued shares of Minera Exar, for cash consideration of US$160 million, and which consideration will include repayment of an US$8 million loan, together with accrued but unpaid interest thereon, made by the Company to Minera Exar. On closing of the Project Investment, Ganfeng will increase its direct interest in the Cauchari-Olaroz project from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an approximate 8.5% interest in Minera Exar).

We appreciate your participation in this important process and look forward to seeing you at the meeting.

On behalf of the shareholders, the Board wishes to thank Mr. Hodgson and Ms. Fraser for their service as directors, and Mr. Hodgson as Chief Executive Officer. We are indebted to each of them for the dedication, commitment and valuable insights they provided to the Board of Directors and the Company.

Sincerely,
“George Ireland”
George Ireland
Chairman of the Board

300 – 900 West Hastings Street
Vancouver, British Columbia
V6C 1E6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders (the “Meeting”) of Lithium Americas Corp. (the “Company”) will be held on Wednesday, June 26, 2019 at 1:00 p.m. (Pacific Time), at the offices of Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, BC V6C 3E8, for the following purposes:

1.	to receive the audited consolidated financial statements for the year ended December 31, 2018, together with the auditor’s report thereon;
2.	to set the number of directors at nine (9) for the ensuing year;
3.	to elect nine (9) directors of the Company for the ensuing year;
4.

to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

5.

to consider, and if thought fit, pass an ordinary resolution, the full text of which is set forth in the Management Information Circular accompanying this Notice, to approve the unallocated entitlements under the Company’s equity incentive plan all as more particularly described therein;

6.

to consider, and if thought fit, pass an ordinary resolution, the full text of which is set forth in the Management Information Circular accompanying this Notice, to approve the issuance of certain equity incentive grants and all as more particularly described therein;

7.

to consider, and if thought fit, pass an ordinary resolution by holders of the Company’s common shares entitled to vote on such resolution in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and, to the extent necessary, in accordance with the requirements of the Toronto Stock Exchange, the full text of which is set forth on Schedule B in the management information circular accompanying this Notice, to approve the Project Investment, as such term is defined, and all as more particularly described, therein; and

8.	to transact such other business as may properly be put before the Meeting.

The Board of Directors has fixed the close of business on Thursday, May 9, 2019 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”). Only shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A management information circular and form of proxy (the “Meeting Materials”) accompany this notice of meeting and form part of this notice.

A registered shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s Common Shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) in accordance with the instructions set out in the Meeting Materials. Additionally, Shareholders may submit their vote over the internet, by fax or telephone by following the instructions found on the form of proxy. If a shareholder does not deliver a proxy to Computershare by 1:00 p.m. (Pacific Time) on Monday, June 24, 2019 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy.  Late proxies may be accepted or rejected by the Chairman of the Meeting by waiving the deadline in his sole discretion.

Non-registered shareholders (beneficial owners) should complete and return the voting instruction form or proxy provided to them by their broker or other intermediary in accordance with the specific instructions, and by the deadline specified therein. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

The circular will be available on SEDAR at www.sedar.com and can also be found on the Company’s website at lithiumamericas.com

If you have any questions or require assistance with voting, please contact Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in North America, 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, the 27th day of May, 2019.

ON BEHALF OF THE BOARD

“George Ireland”

George Ireland

Chairman of the Board

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QUESTIONS AND ANSWERS

Questions and Answers About the Project Investment

The following are some of the questions that you, as a Shareholder, may have in respect of the Project Investment by GFL and answers to those questions. These questions are provided for convenience only and should be read in conjunction with the remainder of this Circular.

What is the Project Investment?

Pursuant to the Transaction Agreement, a wholly-owned subsidiary of GFL has agreed to subscribe for approximately 141 million newly issued common shares of Minera Exar in consideration for a cash payment of US$160 million (the “Project Investment”). As a result of the Project Investment, GFL will increase its interest in Minera Exar, the holding company for the Project from 37.5% to 50%. The Company’s interest in Minera Exar will decrease from a 62.5% interest to a 50% interest (with each of the interests of the Company and Ganfeng being subject to the rights of JEMSE to acquire an approximate 8.5% interest in Minera Exar).  The proceeds from the Project Investment will be used by Minera Exar for the construction and development of the Project.

What is this document?

This document is a management information circular that is being sent in advance of the annual general meeting of Lithium Americas (the “Meeting”). This Circular provides information regarding the business of the Meeting, including with respect to the Project Investment. For ease of reference, a glossary of capitalized terms used in this Circular can be found on Schedule D of this Circular. References in this Circular to the Meeting include any adjournment or postponement thereof.

Why is the Meeting being held?

In addition to the matters subject to approval of Shareholders at the Company’s annual general meeting, the Meeting includes business relating to the Project Investment to permit the Required Shareholder Approval to be obtained. It is a condition of the Project Investment that the Required Shareholder Approval be obtained at the Meeting.

What am I voting on in respect of the transaction?

As GFL is a “related party” of the Company within the meaning of applicable securities laws and the subscription for shares of Minera Exar by GFL constitutes a “related party transaction” for Lithium Americas, completion of the Project Investment is subject to, among other things, the  requirement to obtain approval of a “majority of the minority” Shareholders.

Why should I vote in favour of the Project Investment?

The Special Committee overseeing the transaction, having undertaken a thorough review of, and having carefully considered the terms of the Project Investment and the Transaction Agreement, and after consulting with Blair Franklin and Osler, including receiving the Blair Franklin Valuation and Fairness Opinion, has unanimously (i) determined that the Project Investment and the entering into of the Transaction Agreement are in the best interests of LAC and fair to the Shareholders (other than Ganfeng, Bangchak and their respective affiliates), (ii) recommended that the Board approve the Project Investment and the Transaction Agreement, and (iii) recommended that the Board recommend to Shareholders that they vote in favour of the Project Investment Resolution.

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The Board, having carefully considered the terms of the Project Investment and the Transaction Agreement, and after having verbally received the Blair Franklin Valuation and Fairness Opinion and the unanimous recommendation of the Special Committee, has unanimously determined (with Messrs. Wang Xiaoshen and Chaiwat Kovavisarach having recused themselves) that the Project Investment is in the best interests of LAC and fair to the Shareholders (other than Ganfeng, Bangchak and their respective affiliates).

The Board recommends that Shareholders vote FOR the Project Investment Resolution.

In making its recommendation to the LAC Board, the Special Committee considered a variety of factors, benefits and risks. See “The Project Investment Reasons for the Recommendation”.

Who is entitled to vote?

Shareholders at the close of business on the Record Date of May 9, 2019 or, in each case, their duly appointed representatives are entitled to vote at the Meeting. See below for a description of Shareholders who are entitled to vote for the Project Investment Resolution.

What if I acquire ownership of Common Shares after the Record Date?

Only Persons on the list of registered Shareholders prepared by the Company as of the Record Date of May 9, 2019 are entitled to vote at the Meeting.

What Shareholder approvals are required for the Project Investment Resolution?

In order to become effective, the Project Investment Resolution must receive a simple majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote at the Meeting, excluding the votes cast by such Shareholders that are required to be excluded pursuant to MI 61-101  and, to the extent applicable, the requirements of the Toronto Stock Exchange (the “Required Shareholder Approval”). To the knowledge of the Company, only the votes attached to the Common Shares owned by GFL, Bangchak and their respective affiliates, representing in the aggregate approximately 32.7% of the outstanding Common Shares, will be excluded from the required “majority of the minority” vote.

When does the Company expect the Project Investment to be completed?

As of the date of this Circular, the Company anticipates that the Project Investment will be completed in summer 2019, upon the satisfaction or waiver of all conditions to completion of the Project Investment. However, it is not possible to state with certainty when or if the Project Investment will be completed.

Has the Company received a valuation and fairness opinion in connection with the Project Investment?

The Special Committee retained Blair Franklin to provide a formal valuation and an opinion to the Special Committee and the Board as to the fairness, from a financial point of view, of the terms of the Project Investment to the Company. Blair Franklin rendered the Blair Franklin Valuation and Fairness Opinion, to the effect that, as of March 31, 2019,  and subject to the scope of review, assumptions, limitations and qualifications set forth in the Blair Franklin Valuation and Fairness Opinion, that the terms of the Project Investment are fair, from a financial point of view, to the Company. The full text of the Blair Franklin Valuation and Fairness Opinion can be found at Schedule C to this Circular. See “The Project Investment Blair Franklin Valuation and Fairness Opinion”.

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What other conditions must be satisfied to complete the Project Investment?

In addition to the Required Shareholder Approval, completion of the Project Investment is conditional upon, among other things, the receipt of GFL Parent Shareholder Approval, receipt of  the GFL Closing Regulatory Approvals, approval of the lenders under the Credit Agreement (other than GFL which has granted its consent pursuant to Section 3.7 of the Transaction Agreement), as well as the satisfaction of certain other customary closing conditions. See “The Transaction Agreement — Conditions to Closing”. As of the date of this Circular, Lithium Americas has been advised by GFL that GFL has sought and obtained the requisite GFL Closing Regulatory Approvals, and as a result, this condition to closing has now been satisfied.

How will the Project Investment affect my ownership and voting rights as a Shareholder?

In connection with the Project Investment, GFL will acquire newly issued shares in Minera Exar. No shares of Lithium Americas are proposed to be issued. Accordingly, the Project Investment will not affect your ownership and voting rights as a Shareholder.

What happens if the Project Investment is not completed?

If the Project Investment is not completed, Minera Exar will not receive the US$160 million proceeds from the Project Investment for construction and development of the Cauchari-Olaroz project (the “Project”) and GFL will not acquire an additional 141 million shares of Minera Exar, which would result in Lithium Americas and GFL maintaining their current 62.5% and 37.5% interests.

The Project Investment, if completed, will provide significant development capital to Minera Exar and otherwise reduce the Company’s funding obligations of Minera Exar (due to the Company holding a 50% interest post-closing, rather than 62.5%), will support the evaluation of an increase in initial production capacity to 40,000 tpa of lithium carbonate, will provide additional flexibility to the Company regarding its available sources of capital for other corporate purposes, while at the same time providing for the development of the Project to be fully funded for the current 25,000 tpa development plan. If the Project Investment is not completed, the Company will lose this flexibility.

It is also possible that, whether or not the Project Investment is completed, Ganfeng could encounter funding issues (whether as a result of a force majeure or otherwise) which could impact its and the Company’s ability to satisfy their funding obligations of Minera Exar. Should that occur, Minera Exar may not have sufficient access to capital to complete development of the Project, which could have a material negative effect on the business prospects of the Company and the trading price of the Common Shares.

Are there risks I should consider in connection with the Project Investment?

Yes. A number of risk factors that you should consider in connection with the Project Investment are described in the section of this Circular entitled “Risk Factors”.

Questions and Answers About Voting Procedures

The following are some of the general questions that you, as a Shareholder, may have in respect of voting at the Meeting and answers to those questions. These questions are for convenience only and should be read in conjunction with the Circular.

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How do I vote?/Voting Procedures

A holder of record of one or more Common Shares on the Record Date who either attends the Meeting personally or deposits a proxy in the manner and subject to the provisions described herein will be entitled to vote or to have such Common Share or Common Shares voted at the Meeting except to the extent that:

(a)	the shareholder has transferred the ownership of any such Common Shares after the Record Date; and
(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Common Shares and makes a demand to Computershare no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

For more information on how to vote at the Meeting, please see the discussion under “Voting Information” below.

What constitutes a quorum at the Meeting?

At the Meeting, a quorum will exist for the conduct of business if at least two Persons present in person or represented by proxy at the Meeting and holding not less than 5% of the outstanding Common Shares entitled to vote at the Meeting are in attendance.

How many Common Shares are entitled to vote?

The Company’s issued and outstanding voting securities as at the Record Date consist of 88,967,964 Common Shares. Each Shareholder is entitled to one vote for each Common Share held. Excluding Common Shares held by Ganfeng and Bangchak, there are 59,934,613 Common Shares entitled to vote on the Project Investment.

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GENERAL INFORMATION

This management information circular (the “Circular”) is furnished in connection with the solicitation by management of Lithium Americas Corp. (the “Company”, “Lithium Americas” or “LAC”) of proxies to be used at the annual general meeting of shareholders (the “Meeting”) and any adjournment thereof, to be held on Wednesday, June 26, 2019 at 1:00 p.m. (Pacific Time), at the offices of Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, BC V6C 3E8, for the purposes set forth in the enclosed notice of meeting (the “Notice of Meeting”).

Date of Information

This Circular is dated May 27, 2019.

Notice to United States Shareholders

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Regulation 14A thereunder, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Currency

All dollar amounts are expressed in Canadian dollars (“C$” or “$”), or United States dollars (“US$”), as indicated.

This Circular is being mailed with a form of proxy (“Proxy”) or voting instruction form, in accordance with applicable laws.

Share Capital

The board of directors of the Company (the “Board of Directors” or the “Board”) has fixed the close of business on May 9, 2019 as the record date, being the date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”).

The Company’s authorized capital consists of an unlimited number of Common Shares without par value.  As of the Record Date, the Company had issued 88,967,964 fully paid and non-assessable Common Shares issued and outstanding, each carrying the right to one vote.

On November 8, 2017, the Company effected a share consolidation of its outstanding Common Shares on the basis of one Common Share for every five previously outstanding Common Shares (the “Consolidation”). Unless noted otherwise, all references to the number of Common Shares, warrants, Options (defined below), DSUs (defined below) and RSUs (defined below) and their strike price and per share information in this Circular reflect the Consolidation.

Who Can Vote

A holder of record of one or more Common Shares on the Record Date who either attends the Meeting personally or deposits a proxy in the manner and subject to the provisions described above will be entitled to vote or to have such Common Share or Common Shares voted at the Meeting except to the extent that:

(a)	the shareholder has transferred the ownership of any such Common Shares after the Record Date; and
(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Common Shares and makes a demand to Computershare no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

The Company’s articles (the “Articles”) provide that the quorum for the transaction of business at the Meeting is at least two shareholders entitled to vote at the Meeting, whether appearing in person or by proxy, who hold Common Shares carrying, in the aggregate, not less than five percent (5%) of the issued Common Shares entitled to vote at the Meeting. Except as otherwise stated in this Circular, in particular for the Project Investment Resolution, a simple majority of the votes cast at the Meeting, whether in person, by Proxy or otherwise, will constitute approval of any matter submitted.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Common Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by a Proxy and every person who is a representative of a Registered Shareholder, will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and at the Meeting. Registered Shareholders represented by proxyholders are not entitled to vote on a show of hands.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Company no person or company beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, 10% or more of the issued and outstanding Common Shares, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned(1)	Percentage of Outstanding Common Shares(1)
GFL Lithium Co., Ltd.(2)	15,000,000	16.9%
BCP Innovation Pte Ltd.(3)	14,033,351	15.8%

Notes:

(1)	These numbers are derived from the respective shareholders, or public filings made by these shareholders on the System for Electronic Disclosure by Insiders (SEDI).
(2)	GFL Lithium Co., Ltd. is a wholly-owned subsidiary of Ganfeng Lithium Co. Ltd. (“Ganfeng Lithium”), of which Mr. Wang Xiaoshen is the Vice Chairman and Executive Vice President.
(3)	BCP Innovation Pte Ltd. (“Bangchak”) is an affiliate of Bangchak Corporation Public Company, of which Mr. Chaiwat Kovavisarach is the President and Chief Executive Officer.

Notice and Access

The Company is not relying on the notice-and-access delivery procedures outlined in National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer to distribute copies of the Meeting Materials.

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

Interest of Informed Persons in Material Transactions

Except as set out herein, and in the Company’s audited annual financial statements, annual management’s discussion and analysis and annual information form for the most recently completed financial year, no person who has been a director or executive officer of the Company, nor any proposed nominee for director of the Company, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Company’s last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

Management Contracts

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth in this Circular and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

Additional Information

Copies of the Company’s Annual Information Form, Annual Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  Information concerning the Company may be obtained by any shareholder free of charge by contacting the Company at 778-656-5820.

VOTING INFORMATION

Solicitation of Proxies

Management’s solicitation of proxies will be conducted by mail and proxies may also be solicited personally or by telephone or any form of electronic communication by the employees, directors and/or officers of the Company, as applicable, at nominal cost. Laurel Hill Advisory Group (“Laurel Hill”) is acting as the Company’s strategic shareholder advisor and proxy solicitation agent, for which it will be paid a fee of C$37,500, plus reasonable out of pocket expenses.

The Company may also pay any reasonable costs incurred by persons who are the registered but not beneficial owners of the common shares in the capital of the Company (the “Common Shares”) (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of the Meeting Materials to the beneficial owners of such Common Shares. The Company will provide, without cost to such persons, upon request to the Chief Financial Officer of the Company, additional copies of the foregoing documents required for this purpose. The cost of solicitation will be borne by the Company.

No person is authorized to give any information or to make any representation concerning the Meeting other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

Registered Voting and Appointment of Proxyholders

A Registered Shareholder is a shareholder whose name appears on the share certificate (each, a “Registered Shareholder”).

Accompanying this Circular is a form of proxy (“Form of Proxy”) for use at the Meeting. If a registered Shareholder cannot attend the meeting in person, they may vote by proxy in one of the following ways:

(a)	by mailing the signed Form of Proxy to Computershare Investor Services Inc., Proxy Department at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;
(b)	by hand delivering the signed Form of Proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;
(c)	by transmitting the signed Form of Proxy by facsimile to Computershare Investor Services Inc. to (416) 263-9524 or 1-866-249-7775;
(d)	by using the internet at www.investorvote.com using the 15 digit control number located at the bottom of your Form of Proxy; or
(e)	by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America).

Additionally, a shareholder desiring to appoint some other person or company (who need not be a shareholder) to represent the shareholder at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying Form of Proxy and inserting the desired person’s name in the blank space provided in the Form of Proxy or by completing another proper form of proxy. A Registered Shareholder wishing to be represented by proxy at the Meeting, in all cases, must deposit the completed Form of Proxy with the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept. 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. To be effective, a Proxy must be received not later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the time of the Meeting at which the Proxy is to be used, or, if adjourned, any reconvening thereof. A Proxy should be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

The persons named in the accompanying Form of Proxy are directors and/or officers of the Company.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “Non-Registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of the person (the “Non-Registered Shareholder”) but which are registered either:

(a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as non-objecting beneficial owners “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as objecting beneficial owners “OBOs”.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. The Company does not intend to send copies of the Meeting Materials directly to NOBOs, and will instead rely on the Intermediaries to do so. The Company does intend to pay for Intermediaries to forward Meeting Materials to OBOs.

Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Shareholder in accordance with the directions on the voting instruction form. Voting instruction forms sent by Computershare permit the completion of the voting instruction form by telephone or through the Internet at www.investorvote.com.

The purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should follow the instructions on the voting form to indicate that it (or such other person) will attend and vote at the Meeting. Non-Registered Shareholders should carefully follow the instructions contained in the voting instruction form of their Intermediaries and their service companies and contact them directly with any questions regarding the voting of Common Shares owned by them.

Additionally, the Company may utilize Broadridge’s QuickVoteTM service to assist non-registered shareholders with voting their shares. NOBOs may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

Revocation of Registered Proxies

A Registered Shareholder who has given a Proxy may revoke it insofar as it has not been exercised. A Proxy may be revoked by instrument in writing executed by the Registered Shareholder, or by his attorney authorized in writing, or if the Registered Shareholder is a company, under its corporate seal by an officer or authorized attorney thereof, indicating the capacity under which such officer or attorney is signing and deposited at the registered office of the Company at Suite 300, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E6, at any time not less than 48 hours (excluding Saturdays, Sundays and holidays) preceding the time of the Meeting at which the Proxy is to be used, or, if adjourned, any reconvening thereof. A Proxy may also be revoked in any other manner permitted by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the time of the revocation. A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her Proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting. Only Registered Shareholders have the right to revoke a Proxy.  Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to change their vote and if necessary change their decision to attend and vote at the Meeting.  A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion

Common Shares represented by properly executed Proxies given in favour of the persons designated in the printed portion of the accompanying Proxy at the Meeting will be voted or withheld from voting in accordance with the instructions contained therein on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the Proxy shall be voted accordingly. Where no choice is specified, the Proxy will confer discretionary authority and will be voted in favour of each matter for which no choice has been specified.

The enclosed Proxy when properly completed and delivered and not revoked also confers discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to the management of the Company should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted in accordance with the best judgment of the nominee.

As of May 9, 2019, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 42,351,096 Common Shares, representing approximately 47.7% of the issued and outstanding Common Shares on an undiluted basis.

ITEMS OF BUSINESS

Presentation of Financial Statements

The audited consolidated financial statements and Management’s Discussion and Analysis of LAC for the year ended December 31, 2018, as well as the audit report thereon, will be placed before the Shareholders at the Meeting.

Set the Number of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed.  Management of the Company proposes that the Shareholders fix the number of directors of the Company at nine (9) for the ensuing year.

Management recommends a vote FOR the fixing of the number of directors of the Company at nine (9) for the ensuing year. In the absence of instructions to the contrary, the accompanying Form of Proxy will be voted FOR such resolution.

Election of Directors

The management of the Company proposes to nominate the persons listed below under the heading “Directors Disclosure” for election as directors of the Company to serve until their successors are elected or appointed.  Please refer to the section “Directors Disclosure” for a further description of the nominees and of the Board of Directors generally.

Management recommends a vote FOR each of the nominated directors. In the absence of instructions to the contrary, the accompanying Form of Proxy will be voted FOR the nominees listed herein.

Appointment of Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), were originally appointed as the auditors of the Company on August 18, 2015, have been re-appointed annually since then, and will be nominated at the Meeting for re-appointment as auditor of the Company with their remuneration to be fixed by the Board.

In the Company’s annual information form for the year ended December 31, 2018, Lithium Americas included the following table setting forth fees billed to the Company and its subsidiaries by PwC for services rendered during the period ended December 31, 2018 and 2017:

	12 months ended Dec. 31, 2018	12 months ended Dec. 31, 2017
Audit fees(1)	C$243,933	C$145,529
Audit-related fees	-	-
Tax fees(2)	C$259,500(4)	C$26,130
All other fees(3)	C$9,000	C$9,000
Total	C$512,433	C$180,659

Notes:

(1)	The aggregate audit fees billed by the Company’s auditor.
(2)	The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.
(3)	All other fees represent fees for audit of the Company’s report prepared pursuant to the Extractive Sector Transparency Measure Act in Canada.
(4)	Of such fees, approximately C$100,000 related to tax compliance matters, with the remaining C$159,500 relating to tax advice and tax planning services.

Management recommends a vote FOR the appointment of the Company’s auditors. In the absence of instructions to the contrary, the accompanying Form of Proxy will be voted FOR the appointment of PwC as auditors of the Company for the ensuing year and the authorization of the Board to fix their remuneration.

The Audit Committee currently consists of Gary Cohn, George Ireland and Jean Fraser.  NI 52-110, provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment.  The Board has determined that all members of the Audit Committee are “independent” directors.

For more information about the Company’s Audit Committee, please see the section entitled “Audit Committee Information” in the Company’s Annual Information Form for the most recently completed financial year.

Approval of Equity Incentive Plan

On December 15, 2015, the Board, on the recommendation of the Compensation Committee, adopted an equity incentive plan (the “Plan”) that permits the Company to award Options to its executives and directors, RSUs (which include PSUs) to its executives and directors and DSUs to its directors.  The Plan was most recently approved by Shareholders on March 30, 2016.

Pursuant to the rules of the Toronto Stock Exchange (“TSX”), the Plan needs to be renewed by shareholders and the unallocated equity incentives available thereunder must be approved every three years, failing which no further equity incentives may be awarded under the Plan. Accordingly, at the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution by simple majority vote, the text of which is set out below, renewing their approval of the unallocated entitlements pursuant to the Plan. If, at the Meeting, the Shareholders do not approve the below resolution, outstanding equity awards granted pursuant to the Plan will not be affected and will continue to remain in place (other than the Prior Grants which would automatically terminate), but the Company will not be able to issue any additional awards under the Plan.

For a description of the Plan, please refer to “Securities Authorized for Issue under Equity Compensation Plans Summary of the Plan” below.

BE IT RESOLVED THAT:

1.

The Amended and Restated Equity Incentive Plan of Lithium Americas Corp. (the “Company”), dated for reference May 30, 2018 (the “Plan”), substantially as described in the Management Information Circular with respect to the Company’s annual general meeting of shareholders to be held on June 26, 2019 (the “Meeting”), be and is hereby approved, confirmed and ratified;

2.	all unallocated equity incentives issuable pursuant to the Plan are hereby authorized, approved, confirmed and ratified;
3.	the Board of Directors of the Company (the “Board”) be and is hereby authorized to reserve a sufficient number of common shares in the capital of the Company to satisfy the requirements of the Plan;
4.	the Board be and is hereby authorized to grant equity incentives pursuant to the Plan until the convening of the Company’s annual general meeting of shareholders in the calendar year 2022; and
5.

any one or more of the directors or officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things, execute or deliver all such documents and other writings, including treasury orders, as may be required to give effect to the intent of the foregoing resolutions.

Management recommends a vote FOR the foregoing resolutions. In the absence of instructions to the contrary, the accompanying Form of Proxy will be voted FOR the foregoing resolution in respect of the Plan.

Approval of Certain Equity Incentive Grants

At the Meeting, Shareholders will be asked to approve by ordinary resolution the ratification of previous grants of 399,497 RSU equity incentives pursuant to the Plan (the “Prior Grants”).

The Plan was most recently approved by Shareholders on March 30, 2016, with such approval expiring on the third anniversary of such meeting. Accordingly, effective March 30, 2019, the Board was no longer able to freely grant equity incentives pursuant to the Plan prior to seeking Shareholder approval of the Plan at the Meeting in the ordinary course.

On April 10, 2019, in the course of its annual review of executive compensation, the Board approved the issuance of the equity incentives set forth in the table below, provided that, in accordance with the rules of the TSX, such grants were conditional on shareholder approval being obtained at the Meeting. Other than the requirement of shareholder approval, the Prior Grants were issued in accordance with the Plan and within the current aggregate limit of the Plan. The following table sets forth the details of the Prior Grants to the Company’s NEOs and other eligible participants.

Recipient	Number of Common Shares	Deemed Price of Grant(1)	Vesting Provisions
John Kanellitsas Director, Executive Vice Chairman	38,769(3)	US$4.51	Upon shareholder approval, a “Change of Control” or ceasing to be a “Participant”(4)
Jonathan Evans Director, CEO and President	18,831(3)	US$4.51	Upon shareholder approval, a “Change of Control” or ceasing to be a “Participant”(4)
Alexi Zawadzki President of North American Operations	39,877(3)	US$4.51	Upon shareholder approval
Gabriel Rubacha Director, President of South American Operations	26,585(3)	US$4.51	Upon shareholder approval
Franco Mignacco Director, President of Minera Exar	22,154(3)	US$4.51	Upon shareholder approval
Eduard Epshtein Chief Financial Officer	15,508(3)	US$4.51	Upon shareholder approval
Tom Hodgson Management Consultant(6)	58,154(3)	US$4.51	Upon shareholder approval, a “Change of Control” or ceasing to be a “Participant”(4)
Other Persons(2)	179,619	US$4.51	Upon shareholder approval(5)
Total:	399,497

Notes:

(1)

The Prior Grants were determined with reference to the Company’s 5-day VWAP on the TSX (starting with five clear trading days following the lifting of the Company’s blackout in respect of the annual financial statements and the Project Investment), being equal to C$6.0105. As most of the Company’s compensation is denoted in US dollars, the 5-day VWAP on the TSX was converted from Canadian dollars to US dollars, the exchange rate applied was equal to C$1.00 = US$0.751.

(2)

This group includes members of management, employees and other eligible participants under the Plan, who are not directors of the Company, “Insiders” pursuant to applicable securities rules, or otherwise considered NEOs for the purpose of this Circular.

(3)

As discussed herein, the Company’s compensation practice as it relates to short-term incentives is to grant a cash bonus to each eligible person, with each such person able to elect to receive some amount of such bonus in RSUs. Accordingly, for a complete understanding of the compensation paid to such directors and NEOs, readers are directed to review the entirety of the compensation disclosure in this Circular.

(4)	As such terms are defined in the Plan.
(5)

Of such grants, an aggregate of 38,768 contained different vesting terms, such that following shareholder approval, these grants vest 50% on April 5, 2020 and 50% on April 5, 2021. The remainder of the Prior Grants vest immediately upon shareholder approval.

(6)	Mr. Hodgson was CEO and a director of the Company until his retirement on May 15, 2019. He was replaced in both roles by Mr. Evans.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution by simple majority vote, the text of which is set out below. If, at the Meeting, the Shareholders do not approve the below resolution, the Prior Grants will not be issued, and the Company expects to settle the equivalent amount of such awards to each recipient in cash.

BE IT RESOLVED THAT:

1.

The grant of 399,497 restricted share rights pursuant to the Amended and Restated Equity Incentive Plan of Lithium Americas Corp. (the “Company”), dated for reference May 30, 2018 (the “Plan”) to members of the Company’s board of directors, certain members of management, and other eligible participants under the Plan is hereby ratified and approved; and

2.

any one or more of the directors or officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things, execute or deliver all such documents and other writings, including treasury orders, as may be required to give effect to the intent of the foregoing resolutions.

Management recommends a vote FOR the foregoing resolutions. In the absence of instructions to the contrary, the accompanying Form of Proxy will be voted FOR the foregoing resolution in respect of the ratification and approval of the Prior Grants.

Approval of Project Investment

INFORMATION RELATING TO THE PROJECT INVESTMENT

Background to the Transaction

Since 2017, when Ganfeng made its initial investment in Lithium Americas, the management teams of both companies have maintained a positive relationship with one another. In mid-August 2018, LAC announced that, through a series of transactions, an affiliate of Ganfeng, would replace LAC’s then 50% joint venture partner in Minera Exar, the holding company for the Cauchari-Olaroz lithium brine project. As a result of these transactions, on October 31, 2018, Ganfeng became LAC’s joint venture partner in developing and operating the Cauchari-Olaroz project, and LAC’s interest in Cauchari-Olaroz increased from 50% to 62.5%, with Ganfeng holding the remaining 37.5% interest. In addition, Ganfeng agreed to provide LAC with a new US$100 million Subordinated Loan to complement its existing financing and fully-fund LAC’s share of Cauchari-Olaroz’s anticipated Stage 1 capital expenditures. The Subordinated Loan was entered into in addition to the Credit Agreement (under which Ganfeng and Bangchak are lenders).

Since making its initial investment and before the completion of these transactions in October 2018, LAC and Ganfeng have been working together to advance the development of Cauchari-Olaroz with a view to commencing production in the second half of 2020. Through December 2018, Ganfeng has, directly and indirectly, made an aggregate investment of approximately US$128.4 million in Minera Exar, including its proportionate share of funding under the Credit Agreement but excluding amounts invested by Ganfeng in LAC’s equity, and has satisfied its share of monthly capital requests made by Minera Exar and LAC to date.

During the fourth quarter of 2018, LAC and Ganfeng held early stage discussions regarding a possible expansion of the stated production capacity of the Project beyond the current 25,000 tonnes per annum (“tpa”) plan, including a potential increase to up to 40,000 tpa. As a result of such discussions, senior management of LAC considered financing strategies for a possible expansion of the Project.

In mid-October 2018, Ganfeng Lithium Co., Ltd. completed its global public offering of H-Shares on the Hong Kong Stock Exchange. In its global offering prospectus, Ganfeng disclosed that approximately HK$920.0 million (approximately 22% of its total estimated net proceeds) were intended to be used to provide financial assistance to Lithium Americas to cover capital expenditures for the construction of the Cauchari-Olaroz project.

In late December 2018, management of LAC and GFL conducted a review of internal capital expenditure estimates for the Project with representatives of Minera Exar, including estimates for the Project on the basis of the proposed 25,000 tpa capacity and internal estimates for the Project on the basis of a possible expansion of the stated production capacity from 25,000 tpa to 40,000 tpa.

Later in December 2018, a senior executive of Ganfeng informed a senior executive of LAC that, as a result of changes to Chinese regulatory approval requirements for overseas investments, Ganfeng required changes in the Minera Exar structure and to the transaction agreements between LAC and Ganfeng in order to continue to provide uninterrupted funding.

In early January 2019, Ganfeng provided LAC with a non-binding, preliminary proposal that contemplated a restructuring of the existing financing arrangements for Minera Exar. Under that proposal, Ganfeng proposed to subscribe for an increased equity interest in Minera Exar, with the result that Ganfeng would acquire a controlling interest in Minera Exar. Further, Ganfeng indicated that it intended to seek and obtain regulatory approvals necessary to enable further advances under the Credit Agreement and to propose an alternate source of funds in lieu of the Subordinated Loan. LAC’s senior management reviewed and considered GFL’s non-binding proposal and determined that the terms of that proposal did not provide a basis upon which to proceed with a potential transaction.

Subsequently, senior management considered and developed a range of potential restructuring alternatives, including a possible issuance to Ganfeng of preferred shares by Minera Exar that would provide GFL with additional equity but maintain LAC’s and GFL’s respective ownership interests in the common shares of Minera Exar and the capital funding obligations under the terms of the Shareholders Agreement, a possible streaming arrangement, a possible advanced sale arrangement, and a possible convertible debt financing. In January 2019, representatives of LAC senior management delivered a draft, preliminary, non-binding term sheet to Ganfeng reflecting the preferred share issuance. Ganfeng advised it did not believe it could secure the necessary regulatory approvals to proceed with a potential transaction on this basis.

In order to better understand the nature of the issues affecting Ganfeng and the potential restructuring alternatives that Ganfeng was seeking to explore with LAC and, generally, to be in a position to report to the Board regarding the current situation involving Ganfeng, representatives of senior management of LAC organized a meeting with representatives of senior management of Ganfeng which was held in Shanghai, China on January 8 and 9, 2019.

At the Shanghai meeting, representatives of Ganfeng discussed with representatives of LAC a potential further investment in Minera Exar in consideration for an increased equity interest and discussed potential valuations of Minera Exar and co-ownership structures. Ganfeng also advised LAC that to facilitate its overseas investment, it was necessary that any equity investment enable it to consolidate Minera Exar’s financial results into its own financial statements. Among other potential transaction structures, the parties discussed and considered a potential transaction that would result in Ganfeng increasing its equity interest in Minera Exar to 50% in consideration for a US$300 million investment in Minera Exar, provided that Minera Exar assume Ganfeng’s US$50 million deferred payment obligation made in connection with the 2018 Transaction, and that the Subordinated Loan be terminated. Representatives of both parties undertook to explore a potential transaction on this basis.

Further, in response to assurances sought by LAC senior management, Ganfeng advised that it would be in a position to fund the most recent monthly cash calls made by Minera Exar and the corresponding borrowing request made by LAC, and such funds were subsequently advanced in mid-January 2019. Ganfeng also committed to seeking regulatory approvals from applicable regulatory authorities to enable the funding of future cash calls from Minera Exar and future borrowing requests from LAC during the first quarter of 2019.

Following the Shanghai meeting, senior management of LAC met with Bangchak’s nominee on the Board to discuss Ganfeng’s expression of interest in exploring a potential further investment in Minera Exar given Bangchak, in its capacity as LAC’s other senior creditor, would need to consent to any potential transaction under the terms of the Credit Agreement.

On January 11, 2019, Ganfeng indicated that it would be prepared to pursue the previously discussed transaction, pursuant to which Ganfeng would increase its equity interest in Minera Exar to 50% in consideration for an investment in Minera Exar of US$300 million, conditional upon Minera Exar assuming the US$50 million deferred payment obligation, the termination of the Subordinated Loan,  and Ganfeng’s ability to consolidate Minera Exar’s financial results into its own financial statements.

Shortly after the Shanghai meeting, senior management of LAC approached the Chairman of the Board of LAC and requested a Board meeting be scheduled to deliver a report to the Board on the current situation involving Ganfeng.

On January 13, 2019, the Board met to receive a report from senior management with respect to Ganfeng’s financing issues and its interest in exploring an increased equity investment in Minera Exar. At this meeting, the Board unanimously (with Messrs. Wang Xiaoshen and Chaiwat Kovavisarach disclosing an interest in a potential transaction and recusing themselves) resolved to form a special committee of independent directors consisting of Ms. Jean Fraser (appointed as Chair), Mr. Gary Cohn and Mr. George Ireland, and approved a broad mandate for the Special Committee. Under the terms of its mandate, the Special Committee was empowered to, among other things, review and consider Ganfeng’s proposal, propose changes or alternatives to such proposal, direct and supervise the process to be carried out by LAC in assessing and evaluating a potential transaction, supervise the conduct of negotiations on behalf of LAC, consider applicable legal and regulatory requirements, review documentation and public disclosure relating to a potential transaction, consult with management, and make recommendations to the Board with respect to a potential transaction. In carrying out its mandate, the Special Committee was empowered to retain legal counsel and financial advisors of its choosing at the Company’s expense.

In the course of the Special Committee’s review and evaluation of a potential transaction with Ganfeng, resulting in the Project Investment, between January 13, 2019 and April 1, 2019, the Special Committee held 21 formal meetings (with seven additional Special Committee meetings having been held following the transaction announcement on April 1, 2019 up to the date of this Circular) and conducted informal consultations with  management, Osler and Blair Franklin Capital Partners Inc. (“Blair Franklin”) on numerous other occasions. When management representatives were invited to attend formal meetings of the Special Committee, at substantially all of such meetings, the Special Committee also held in-camera sessions without management present.

Shortly after the conclusion of the January 13, 2019 Board meeting, the Special Committee held its initial meeting to consider its process and the timing and substance of subsequent meetings. Representatives of Osler, Hoskin & Harcourt LLP (“Osler”), as special outside counsel, were invited to attend this meeting to assist in the legal analysis relating to a potential transaction with Ganfeng and to address the enhanced process requirements that would be engaged as a result of any such transaction being a related party transaction within the meaning of applicable Canadian securities laws. At this meeting, each of the members of the Special Committee confirmed their independence within the meaning of applicable securities laws.

On January 15, 2019, the Special Committee met to consider its mandate, its duties and responsibilities in reviewing and evaluating a potential transaction, its process to be undertaken, Ganfeng’s interest in increasing its equity investment in Minera Exar, the current status of discussions held to date with Ganfeng regarding potential financing alternatives and courses of action for addressing the current situation. Representatives of senior management were also in attendance to review the current situation with the Special Committee as well as potential financing and restructuring alternatives. At this meeting, the Special Committee engaged Osler as independent counsel to the Special Committee and directed Osler to work with management to assist it in exploring, evaluating and negotiating a possible transaction with Ganfeng. The Special Committee also directed Osler to make recommendations for the engagement of Chinese legal counsel to assist in its review of a possible transaction, including regulatory due diligence and potential negotiations with Ganfeng and its counsel.

On January 16, 2019, the Special Committee met to review and consider potential modifications to the non-binding proposal that had been discussed with Ganfeng as well as proposed amendments to the existing Shareholders Agreement. The Special Committee also considered the process for engaging an independent financial advisor and the status of the process for engaging Chinese legal counsel.

On January 17, 2019, at the direction of the Special Committee, a revised draft, non-binding term sheet was delivered to Ganfeng that proposed three alternative transaction structures designed to give effect to a potential increased investment.

On January 19, 2019, the Special Committee engaged King & Wood Mallesons (“KWM”) as its Chinese legal counsel.

On January 24, 2019, the Company received a revised, draft, non-binding term sheet from Ganfeng. The term sheet contemplated that Ganfeng would complete a US$300 million investment in Minera Exar that would increase its equity ownership in Minera Exar from 37.5% to 51% with the result that LAC would own a 49% minority interest. Further to the parties’ ongoing discussions and negotiations since the Shanghai meeting, the term sheet provided for the termination of the Subordinated Loan, the assumption of Ganfeng’s deferred payment obligation, and an option in favour of LAC exercisable after the commencement of production to increase its interest to 50% for an exercise price of US$25 million, payable to Ganfeng. Representatives of Ganfeng informed management of LAC that a controlling interest would allow it to consolidate the financial statements of Minera Exar into its own financial statements.

Following receipt of Ganfeng’s most recent non-binding term sheet, the Special Committee met on three separate occasions on January 24, January 25 and January 27, 2019. During these meetings, the Special Committee considered and evaluated Ganfeng’s revised, non-binding proposal and considered the availability of potential alternatives including: the preservation of the status quo, subject to timing modifications to accommodate the Chinese regulatory regime governing overseas funds transfers; an increased equity investment by Ganfeng in Minera Exar; a sale of control of Minera Exar; a sale of control coupled with an irrevocable option to purchase a 1% interest that, if exercised, would result in holdings of 50% by each party; and a transaction that would result in Ganfeng holding 50% or less of Minera Exar. Representatives of management were also in attendance for portions of these meetings to deliver updates on the status of negotiations with Ganfeng. The Special Committee expressed to management that in developing a transaction that would permit Ganfeng to consolidate Minera Exar into its financial statements, in order to be acceptable to LAC it was important that the transaction be priced to  reflect the strategic value and financial prospects of Minera Exar and that it provide maximum deal certainty in the short-term, project financing certainty in the long-term, and robust minority shareholder protections.

During this period, representatives of Osler sought and obtained legal advice from KWM, including with respect to regulatory approvals required to be obtained, and reported to the Special Committee at these meetings.

The Special Committee also considered the current status of ongoing discussions and negotiations with Ganfeng in light of an upcoming, previously scheduled meeting to be held in Los Angeles, California between senior management of LAC and representatives of Ganfeng to discuss the project development of Cauchari-Olaroz. The Special Committee authorized management to proceed with the meeting, directed management on the approach to potential negotiations, and directed management to allocate time to discuss a potential transaction with a view to expressing the Special Committee’s alternative positions, including an acquisition of control of Minera Exar, an increased equity investment by Ganfeng that would not result in a change of control of Minera Exar or, in the event a change of control was necessary, material modifications to the Shareholders Agreement to ensure a properly constituted and balanced board of directors, the preservation of LAC’s existing rights and remedies, and robust minority shareholder protections including veto powers over material decisions. The Special Committee also directed management to seek confirmation from Ganfeng that it intended to continue to meet its funding commitments in a manner consistent with past practice to date and to seek additional information from Ganfeng regarding necessary regulatory approvals.

On January 28 and 29, 2019, members of LAC management met with members of GFL management in Los Angeles. At the meeting, LAC and GFL reviewed the status of development of the Project, received reports on capital and operating budgets for Minera Exar for 2019, and received presentations from project managers of Minera Exar, including internal estimates and technical and commercial considerations regarding a possible expansion of the stated production capacity of the Project from 25,000 tpa to 40,000 tpa.

During the Los Angeles meeting, LAC and GFL also discussed a potential transaction and the proposed term sheets that had been exchanged between themselves. Representatives of LAC management sought clarification as to GFL’s requirement to acquire a controlling interest in the Project and to consolidate the financial statements of Minera Exar into its financial statements, and expressed the Special Committee’s preference for a transaction that did not result in a change of control, including the possibility of joint control of Minera Exar, or a temporary change of control during the development stage of the Project that would, upon exercise of an option in LAC’s favour, revert to joint control upon commencement of production. GFL also confirmed that it would be able to satisfy its capital calls and borrowing requests in February 2019 and March 2019, which funding was subsequently provided.

On January 30, 2019, the Special Committee met to receive a report of management’s meetings with Ganfeng in Los Angeles as well as the status of ongoing negotiations concerning a potential transaction and to provide ongoing direction to management in respect of those negotiations. The Special Committee also determined that in light of progress that had been made, it would be prudent to engage an independent financial advisor for the purpose of advising the Special Committee and preparing a formal valuation in accordance with the related party transaction rules prescribed by MI 61-101 and, if sought by the Special Committee, a fairness opinion.

On February 4, 2019, the Special Committee met without management present to discuss various matters relating to the alternative financing proposals and to discuss the process for selecting and engaging a financial advisor.

On February 5, 2019, the Special Committee met to provide direction to management on commercial terms and conditions, and negotiation postures and positions, with a view to delivering an updated term sheet to Ganfeng. At this meeting, the Special Committee also received a presentation by representatives of Blair Franklin regarding, among other things, its credentials and a proposed, fixed fee structure for a potential engagement. Following the meeting, Blair Franklin was engaged by the Special Committee as independent financial advisor after considering its experience in the preparation of formal valuations prescribed by MI 61-101, its experience in strategic investments, debt and equity financings and mergers and acquisitions, including in the mining sector, and the absence of any conflicts on the part of Blair Franklin.

On February 8, 2019, the Board met to receive presentations from senior management of LAC and Project management of Minera Exar relating to the status of the Project, including capital and operating budgets for the development of the Project. The Board approved the continuation of the existing development plan for the Project.

On February 10, 2019, at the direction of the Special Committee, a new counter-proposal in the form of a non-binding transaction term sheet was delivered to Ganfeng. That counter-proposal contemplated substantially the same transaction involving: a subscription of shares of Minera Exar having an aggregate purchase price of US$300 million and that would result in Ganfeng holding a 51% interest and LAC holding a 49% interest in Minera Exar; and an irrevocable option in favour of LAC, exercisable after the commencement of production, to increase its interest to 50% upon payment of an exercise price of US$14 million, rather than US$25 million. The counter-proposal also contemplated substantive modifications to the existing Shareholders Agreement governing Minera Exar designed to provide LAC with minority shareholder rights and protections, veto rights in respect of material decisions, dispute resolution mechanisms, and rights and remedies in the event of a future funding failure by Ganfeng.

During the period of negotiations from late January to mid-February, market conditions were generally soft. Lithium spot prices continued to trade well below 2018 highs and realized prices disclosed by major producers were weak. The LAC share price declined by nearly 10% over this period.

On February 20, 2019, LAC received correspondence from Ganfeng to the effect that it could no longer proceed on the basis of the previously discussed transaction and that a further counter-proposal would be forthcoming that reflected a reduced valuation of Minera Exar and a joint 50-50 ownership structure in Minera Exar, rather than a controlling interest (with an option in LAC’s favour to revert to joint control). Ganfeng advised that several of the modifications to the Shareholders Agreement proposed by LAC in connection with a possible change of control transaction were not acceptable and that it had become concerned with increased financial market volatility and softening conditions in lithium markets. However, Ganfeng confirmed its interest in continuing to negotiate the terms of an increased equity investment.

On February 21, 2019, the Company received a counter-proposal and revised non-binding term sheet from Ganfeng.  That term sheet contemplated a share subscription that would result in a 50-50 joint ownership structure of Minera Exar at a significantly reduced valuation of US$132.5 million, relative to the valuation range that had been under discussion in the context of a possible transaction in which Ganfeng would acquire a controlling interest in Minera Exar (with an option in LAC’s favour to revert to joint control).

During the week of February 25, 2019, representatives of Blair Franklin conducted site visits of Cauchari-Olaroz in Jujuy, Argentina and held meetings with Project managers in furtherance of their due diligence and valuation work.

On February 26, 2019, the Special Committee met with representatives of management and Osler to consider Ganfeng’s most recent counter-proposal and the valuation of Minera Exar implied by that counter-proposal. Following discussions, the Special Committee authorized management to present a counter-proposal to Ganfeng, subject to the results of Blair Franklin’s valuation work then underway, that included 50-50 joint control of Minera Exar, the issuance of treasury shares of Minera Exar for aggregate proceeds in a range of US$200 million, the preservation and continuing availability of the Subordinated Loan, and modifications to the Shareholders Agreement that no longer contemplated enhanced minority shareholder rights and protections as a result of a proposed joint ownership structure.

On March 8, 2019, management of LAC received a revised, non-binding proposal from Ganfeng, which contemplated an increased equity investment of 50% in Minera Exar at a valuation of US$160 million, reflecting an increase relative to Ganfeng’s most recent proposal. The proposal also contemplated the preservation and availability of the Subordinated Loan and an offer to subscribe for 3.2 million common shares of LAC by way of a private placement.

On March 12, 2019, the Special Committee met, together with representatives of senior management, Blair Franklin and Osler, to review and consider Ganfeng’s most recent proposal. The Special Committee also received a preliminary report from Blair Franklin on the scope and results of its due diligence and ongoing valuation analysis, including the approaches taken and methodologies used by Blair Franklin to value Minera Exar. The Special Committee concluded that the valuation implied by Ganfeng’s most recent proposal was not acceptable. However, in light of the progress made and the merits of a potential transaction on acceptable terms, the Special Committee directed management to present a revised counter-proposal to Ganfeng, subject to Blair Franklin’s ongoing valuation work, on the basis of a 50-50 joint ownership structure and an increased equity investment of US$160 million. The Special Committee also sought clarification and assurance that the proposal would no longer require Minera Exar’s assumption of GFL’s deferred payment obligation or the termination and replacement of the Subordinated Loan, but that the proposal would provide that the Subordinated Loan would be available for general corporate purposes. The Special Committee also determined that a private placement of shares of Lithium Americas to Ganfeng was not in the best interests of the Company at this time.

On March 13, 2019, the Special Committee met with representatives of Osler and management present. Management reported on the status of negotiations with Ganfeng and, among other things, confirmed Ganfeng’s acceptance in principle of an increased equity investment at an aggregate subscription price of US$160 million, that the proposal no longer included a requirement for Minera Exar to assume Ganfeng’s deferred payment obligation, and the availability of the Subordinated Loan for general corporate purposes, with a revised non-binding transaction term sheet to be expected from Ganfeng.  Management also reported that Ganfeng had expressed interest in acquiring the right to additional off-take from the Project and was prepared to allocate a portion of this cash consideration to additional off-take.  The Special Committee determined that it was preferable to structure a transaction without an off-take purchase component and to allocate the entire cash purchase price to Ganfeng’s increased equity interest.

On March 15, 2019, the Special Committee met with representatives of Osler, Blair Franklin and management present. At this meeting, representatives of Blair Franklin delivered a presentation of its valuation analysis and the key assumptions underlying its analysis and its approach to fairness. Blair Franklin expressed its view that, based on its work to date, it expected the US$160 million subscription price for an additional 12.5% equity interest that resulted in a 50-50 joint ownership structure would be within the valuation range for Minera Exar.

On March 18, 2019, Ganfeng delivered a revised, non-binding transaction term sheet that reflected the 50-50 joint ownership structure and the US$160 million aggregate subscription price, and that also amended certain commercial terms including board composition, management committee representation and joint decision making.

On March 21, 2019, the Special Committee met together with representatives of Osler, Blair Franklin and management, to review and consider the most recent transaction proposal delivered by Ganfeng, following which, at the direction of the Special Committee, management and Osler prepared a further revised draft term sheet that included substantive terms for inclusion in an amended Shareholders Agreement.  At the meeting, Blair Franklin also delivered a presentation regarding its valuation methodologies and analysis and its approach to fairness of the proposed transaction.

On March 24, 2019, Osler delivered an initial draft of the Transaction Agreement to Ganfeng’s legal counsel.

On March 25, 2019, Ganfeng delivered a revised draft of the non-binding term sheet to LAC. The most recent term sheet proposed modifications to the funding arrangements that were intended to relieve Ganfeng of its funding obligations in the event that a government or regulatory action or other intervening event outside of Ganfeng’s control prohibited Ganfeng from satisfying its funding obligations, both during the interim period between signing a definitive agreement and closing a transaction, and on a post-completion basis.

On March 26 and 27, 2019, the Special Committee met to consider the revised transaction proposal from Ganfeng. During these meetings, representatives of management, Osler and Blair Franklin discussed with the members of the Special Committee the risks and implications of a force majeure type clause that could relieve Ganfeng of its funding commitments in certain circumstances outside of its control. At the direction of the Special Committee, Osler worked with management to prepare a revised draft term sheet that limited the scope of force majeure events and provided LAC with expanded remedies in the event of a future failure to fund, including the ability to seek alternative third-party debt financing.

On March 29, 2019, the Company received a revised draft of the Transaction Agreement from Ganfeng’s counsel. On that same date, the Special Committee met to review and consider the revised draft Transaction Agreement with Osler and senior management and to consider Bangchak’s consent that would be required to be obtained in connection with a potential investment made by Ganfeng. At this meeting, representatives of Blair Franklin also delivered a detailed presentation to the Special Committee regarding its valuation work and financial analysis of Minera Exar. On March 29, 2019, management of LAC and representatives of Bangchak were also in correspondence regarding the terms of its consent to a potential transaction.

Later that night, at the direction of the Special Committee, a representative of LAC, together with representatives of Osler, attended a conference call with representatives of Ganfeng and its legal counsel to discuss the draft Transaction Agreement.

On March 30, 2019, over the course of the day, LAC, together with Osler, and Ganfeng, together with its legal counsel, negotiated and exchanged revised drafts of the Transaction Agreement and ancillary documents.

On the morning of March 31, 2019, the Special Committee met, with representatives of Osler and Blair Franklin and members of senior management, to discuss the current status of negotiations and open issues in the draft Transaction Agreement. Representatives of management reported on their discussions with Bangchak and advised that Bangchak did not object to LAC proceeding with the execution and announcement of a potential transaction with Ganfeng prior to obtaining Bangchak’s consent. At this meeting, Blair Franklin made a presentation to the Special Committee including its financial analysis and its approach to fairness in respect of the proposed transaction.

Discussions and negotiations between representatives of LAC and Osler, on the one hand, and Ganfeng and its legal counsel, on the other hand, continued throughout the course of that same day.

Late in the afternoon on March 31, 2019 and again in the early evening, the Special Committee met to receive updates from senior management and Osler as to the status of negotiations and the Transaction Agreement. The Special Committee provided direction to management and determined to reconvene later that night. Discussions between representatives of LAC and Ganfeng, together with their respective legal counsel, continued throughout the course of the evening with a view to resolving open issues.

Throughout the night, LAC and Ganfeng, assisted by their respective legal advisors, continued to settle the terms of the Transaction Agreement.

After midnight on April 1, 2019, the Special Committee met to consider the final proposed terms of the transaction and received a presentation from Blair Franklin regarding its valuation for Minera Exar and its oral opinion (subsequently confirmed in writing) that, subject to certain assumptions, limitations and qualifications, as of March 31, 2019, the consideration to be received by Minera Exar pursuant to the Project Investment is fair, from a financial point of view, to LAC. The Special Committee, with the assistance of its independent financial and legal advisors, considered the strategic, business and legal considerations and the benefits and risks associated with the Project Investment. After careful consideration, the Special Committee determined that the Project Investment and the entering into of the Transaction Agreement are in the best interests of Lithium Americas and fair to the Shareholders (other than Ganfeng, Bangchak and their respective affiliates), and unanimously resolved to recommend that the Board approve the Project Investment.

Immediately following the Special Committee meeting, the Board met to receive a presentation by the Special Committee on the terms of the Transaction Agreement and to receive the unanimous recommendation of the Special Committee in favour of the Project Investment. Following a discussion of the benefits and risks associated with the Project Investment, the Board (with Messrs. Wang Xiaoshen and Chaiwat Kovavisarach having recused themselves, and Mr. Mignacco having been absent from the meeting) unanimously approved the Transaction Agreement, and determined that the entering into of the Transaction Agreement is in the best interests of LAC and fair to the Shareholders (other than Ganfeng, Bangchak and their respective affiliates).

Later in the morning, on April 1, 2019, prior to the opening of trading of LAC’s common shares on the TSX and the NYSE, LAC and Ganfeng, together with their respective legal advisors, finalized and executed the Transaction Agreement, and each party issued a press release announcing the transaction.

Recommendation of the Special Committee

The Special Committee was constituted on January 13, 2019 with responsibility for, among other things, the review, evaluation and consideration of a potential investment by Ganfeng and any alternatives thereto, and the supervision of negotiations in respect of a potential transaction and reporting and making recommendations to the Board.  The members of the Special Committee are Jean Fraser (Chair), Gary Cohn and George Ireland, each being an independent director of LAC.

The Special Committee, having undertaken a thorough review of, and having carefully considered the terms of the Project Investment and the Transaction Agreement, and after consulting with Blair Franklin and Osler, including receiving the Blair Franklin Valuation and Fairness Opinion, has unanimously (i) determined that the Project Investment and the entering into of the Transaction Agreement are in the best interests of LAC and fair to the Shareholders (other than Ganfeng, Bangchak and their respective affiliates), (ii) recommended that the Board approve the Project Investment and the Transaction Agreement, and (iii) recommended that the Board recommend to Shareholders that they vote in favour of the Project Investment Resolution.

Recommendation of the Board

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Project Investment and the Transaction Agreement, and after having received the Blair Franklin Valuation and Fairness Opinion and the unanimous recommendation of the Special Committee, has unanimously determined (with Messrs. Wang Xiaoshen and Chaiwat Kovavisarach having recused themselves) that the Project Investment is in the best interests of LAC and fair to the Shareholders (other than Ganfeng, Bangchak and their respective affiliates).

Reasons for the Recommendation

The following includes forward-looking information and readers are cautioned that actual results may vary.  See “Forward-Looking Statements” and “Risk Factors”.

The Special Committee’s recommendations are based on the totality of the information presented and considered by it. The following summary of the information and factors considered by the Special Committee is not intended to be exhaustive but includes a summary of the material information and factors considered by the Special Committee in its consideration of the transaction. In view of the variety of factors and the amount of information considered in connection with the Special Committee’s review and evaluation of the Project Investment, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its recommendations. The recommendations of the Special Committee were made after consideration of the factors noted below, other factors, and in light of the Special Committee’s knowledge of the business, financial condition and prospects of the Company, and taking into account the advice of the Special Committee’s legal and financial advisors. Individual members of the Special Committee may have assigned different weights to different factors.

In making its recommendations, the Special Committee considered various factors, including those set out below:

•

Valuation and Fairness Opinion. The Special Committee engaged Blair Franklin as its independent financial advisor and received a formal valuation of Minera Exar and a fairness opinion to the effect that, subject to the assumptions, limitations and qualifications contained in the fairness opinion, as of the date of the fairness opinion, the consideration to be paid by GFL in respect of its proposed equity investment in Minera Exar is fair, from a financial point of view, to LAC.

•

Equity Subscription Consideration. The subscription price of US$160 million to increase GFL’s interest from 37.5% to 50% in Minera Exar compares favourably to the formal valuation prepared by Blair Franklin. Specifically, the value of the Project implied by the subscription price is within Blair Franklin’s en bloc valuation range of Minera Exar (taking into account the current production scenario of 25,000 tpa and internal management estimates of a 40,000 tpa production scenario, among other financial analyses).

•

Fully Funded Project.  The transaction results in a Project that continues to be fully funded.  It is expected that given LAC’s reduced capital commitments and funding obligations resulting from its reduced interest (50% instead of 62.5%) and the substantial equity investment to be made by GFL (US$160 million), LAC will not need to fully draw on all available capital pursuant to the Credit Agreement and Subordinated Loan. Accordingly, the residual amount of the credit facilities under the Credit Agreement would remain available, including to fund the potential expansion of the Project from 25,000 tpa to 40,000 tpa in the event an expansion decision is made.

•

De-Risking of Cauchari-Olaroz Project. Any potential future funding risk to the Project is substantially mitigated by the significant cash injection to be received by Minera Exar from GFL on closing. LAC will be in a stronger financial position as a result of having to incur significantly less debt to fund the Project, and GFL will have a larger investment in the Project to protect. In this regard, the changes to the ownership and governance structure of Minera Exar will allocate Project risk equally between LAC and Ganfeng in a manner generally consistent with joint ventures of this nature and the terms that were previously negotiated with LAC’s former partner in Cauchari-Olaroz.

•

Availability of Subordinated Loan. The US$100 million Subordinated Loan provided by GFL remains in place for LAC’s benefit. Accordingly, it is expected that the Subordinated Loan will remain available for funding the potential expansion of the stated capacity of the Project from 25,000 tpa to 40,000 tpa and any potential cost overruns in the event an expansion decision is made; if, and to the extent that, the Subordinated Loan is not required for the Project, it will be available for LAC for other purposes.

•

Reputation and Resources of Strategic Partner.  The Special Committee considered the business reputation, experience, capabilities and financial strength of GFL, and concluded that GFL is a valuable strategic joint venture partner and has the resources needed to complete the transaction. In this regard, during the period between the commencement of negotiations and the announcement of the transaction, GFL continued to honour its commitments to fund LAC and Minera Exar. Since the announcement of the transaction, GFL has continued to honour its funding commitments.

The aggregate investment by LAC and GFL in Minera Exar for the period from the closing of the 2018 Transaction to April 30, 2019 was approximately US$139 million. Since October 2018, Ganfeng has funded its share of Minera Exar capital calls and advanced all funds called by LAC under the Credit Agreement. For the period from January 1, 2019 through to April 30, 2019, Ganfeng’s aggregate share of Credit Agreement was approximately US$29 million.

•

Strategic Collaborative Partnership. As a result of the transaction, LAC’s strategic collaborative partnership with GFL with respect to the Project is expected to continue to evolve.  In this regard, LAC and GFL have agreed to conduct a feasibility study with respect to a potential material expansion of the stated capacity of the Project from 25,000 tpa to 40,000 tpa.

•

Project Management at Minera Exar. The transaction provides for the continuation of the Project’s highly skilled management team in Argentina, including joint representation on the management committee that oversees the Project.

•	Shareholders Agreement. An amended and restated shareholders agreement is to be entered into on closing, which continues to give LAC significant influence and veto rights over material decisions.

•

Strategic Alternatives. The Special Committee reviewed and considered the risks and uncertainties arising from possible strategic alternatives to the transaction (including preservation of the status quo, replacement joint venture partners, alternative debt and equity financing sources and structures, and a sale of control of the Project) and the timing and likelihood of achieving such alternatives in light of LAC’s existing contractual rights and restrictions. The Special Committee concluded that this transaction is the best alternative reasonably available.

•

Negotiations with Ganfeng.  The transaction follows extensive negotiations between GFL and LAC which were supervised by the Special Committee and its independent legal and financial advisors. LAC was able to obtain significant benefits during this negotiation, including an investment at a significantly increased valuation of the Project relative to the 2018 Transaction in which Ganfeng acquired its equity interest in Minera Exar. The Special Committee concluded that it had obtained the highest subscription price for the increased interest in Minera Exar that GFL was willing to agree to pay, considering the extensive negotiations between the parties.

•	Transaction Agreement. The Special Committee considered the terms and conditions of the Transaction Agreement, including:
•	the representations, warranties and covenants of the parties, the conditions to the parties’ obligations to complete the transaction, and their ability to terminate the Transaction Agreement;
•	GFL’s commitments in furtherance of obtaining required regulatory approvals;
•	the Board’s unrestricted right to change its recommendation before the Company’s shareholder meeting in accordance with its fiduciary duties; and
•

the absence of a non-solicitation or “no shop” covenant with the result that LAC is permitted to respond to alternative, competing proposals and, in no circumstance, is LAC required to pay a termination fee in the event the Transaction Agreement is terminated for any reason.

•

Likelihood of Consummation. The Special Committee considered the likelihood that the transaction would be completed in light of, among other things, the conditions to the transaction and the absence of a financing condition, the relative likelihood of obtaining required regulatory approvals, GFL’s representation that it will have sufficient financial resources to pay the subscription price and consummate the transaction, and the remedies available to LAC under the Transaction Agreement in the event of certain breaches by GFL.

•

Minority Shareholder Approval.  The transaction is subject to the approval of a majority of LAC’s minority shareholders, and therefore LAC’s minority shareholders are being provided with an opportunity to determine whether LAC will proceed with the completion of the transaction.

In the course of its deliberations and making its recommendation, the Special Committee also considered a variety of risks and other potentially negative aspects, including the following:

•

Reduced Equity Interest. LAC’s equity ownership in the Project will be reduced from a 62.5% interest to a 50% interest, resulting in the reduction of LAC’s overall control. As a result, LAC may be expected to have less influence over the business and affairs of the Project than previously existed.

•

Regulatory Risk. The Special Committee considered the risk that the necessary Chinese regulatory approvals may be delayed, conditioned or denied, including the fact that no termination fee would be payable by GFL if such regulatory approval conditions are not satisfied and the transaction is not completed.

•

Financing Risk.  The Special Committee considered the risk that, while the Transaction Agreement is not, by its terms, subject to a financing condition, if GFL fails to obtain sufficient financing, the transaction may not be consummated.

•

Enforcement Risk.  GFL’s status as a foreign entity without substantial assets in Canada, by its nature, makes enforcement of LAC’s rights under the Transaction Agreement and the Shareholders Agreement against GFL more difficult than against an entity located in Canada.

•

Bangchak Consent. The consent of Bangchak is required to be obtained on terms acceptable to LAC and GFL, and such consent is among LAC’s conditions precedent to closing.  If this condition is not satisfied or waived, the transaction may not be completed.  See below “Subsequent Events Following Execution of the Transaction Agreement” for the current status of this condition.

•

Risks of Non-Completion.  If the transaction is not completed, LAC will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to LAC’s and Minera Exar’s operations, diversion of management and employee attention, and a potentially negative effect on its business and stakeholder relationships. Depending on the circumstances that caused the transaction not to be completed, it is likely that the price of LAC’s common shares will decline significantly, and the market’s perception of LAC’s prospects could be materially affected.

•	Shareholders Agreement. The Special Committee considered the amendments that are expected to be made to the Shareholders Agreement on closing, including the following:
•

a new “force majeure” provision that provides GFL scope to assert a force majeure event in certain limited circumstances outside of GFL’s control and which would prohibit GFL from satisfying its funding obligations, the effect of which would be to relieve GFL from its funding obligations and to limit LAC’s existing rights and remedies during the currency of the force majeure event; and

•

LAC’s legal remedies in the event of a future funding failure due to a force majeure event would be less robust than under the existing shareholders agreement. However, the ability to seek alternative third-party debt financing in such circumstances is expected to mitigate the risk of interruption of the Project. Further, the Project is expected to be closer to completion following deployment of the US$160 million to be received from GFL on closing of the transaction, thereby improving the likelihood of sourcing alternative financing at a future date, if necessary.

While the Special Committee considered potentially positive and potentially negative factors, the Special Committee concluded that, overall, the potentially positive factors outweighed the potentially negative factors.  Accordingly, the Special Committee unanimously determined that the Transaction Agreement is in the best interests of LAC and fair to Shareholders (other than Ganfeng and Bangchak and their respective affiliates).

Subsequent Events Following Execution of the Transaction Agreement

Following the announcement of the Project Investment, at the direction of the Special Committee, representatives of senior management of the Company continued to engage in discussions and negotiations with representatives of Bangchak with respect to its consent required to be obtained under the Credit Agreement. Representatives of Bangchak expressed an interest in obtaining a commitment from LAC to provide incremental off-take rights to Bangchak, and, in consideration, in addition to providing its consent, Bangchak would be prepared to provide a commitment to provide additional indebtedness to the Company on substantially similar terms to the existing Credit Agreement.

On May 9, 2019, a representative of senior management of the Company provided a draft form of waiver and consent to Bangchak that contemplated the necessary consents to the Project Investment, the possibility of a Project expansion, incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate, and a commitment from Bangchak to provide additional debt financing, such additional funding being conditional upon the consent of the Company’s other lender (Ganfeng) under the Credit Agreement and negotiation of definitive documentation.

Throughout May 2019, representatives of the Company and Bangchak negotiated the terms of the waiver and consent.

On May 23, 2019, Bangchak’s counsel and a representative of Bangchak’s management informed the Company that it had agreed on the terms of the consent and settled the form of consent and that its consent would be forthcoming. In consideration for providing its consent, in the event the Company approves an expansion of the stated production capacity of the Project from 25,000 tpa, the Company will be obligated to provide incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate. The consent is conditional upon entry into an amended off-take agreement with Bangchak concurrently with the closing of the Project Investment. In addition, the agreed form of consent includes a commitment from Bangchak to provide up to US$50 million of additional debt financing on substantially the same terms as the Company’s existing senior debt facility, however, with the proceeds of such financing available for a broader purpose. Should the Company elect to pursue this additional debt financing in the future, such financing will be subject to negotiation of definitive documentation and a further consent of the Company’s other lender under the Credit Agreement (Ganfeng). There can be no assurances that the Company will be able to realize on such additional debt financing, including the terms and timing thereof.

In addition to the foregoing, throughout this period the Company and Ganfeng have worked to satisfy the remaining conditions precedent to the Project Investment, including shareholder approval of each applicable party, receipt of the GFL regulatory approvals, and, at the direction of the Special Committee, negotiation of an amended and restated Minera Exar shareholders agreement. As of the date of this Circular, Lithium Americas has been advised by GFL that GFL sought and obtained the requisite GFL Closing Regulatory Approvals, and as a result, this condition to closing has now been satisfied.

The Transaction Agreement

On April 1, 2019, the Company, GFL and certain of their affiliates entered into the Transaction Agreement. The Transaction Agreement provides for agreements of the parties to complete the Project Investment.

Subscription

Pursuant to the Transaction Agreement, GHC, a wholly-owned subsidiary of GFL and an existing shareholder of Minera Exar, agreed to subscribe for approximately 141 million Class C common shares in the capital of Minera Exar for an aggregate subscription price of US$160 million.  As of April 1, 2019, such subscription price represented approximately 32.3% of the value of the Company’s market capitalization. The parties have agreed to cause Minera Exar to issue the Class C common shares to GHC, with the result that each of LAC and its subsidiaries and GFL and its subsidiaries will hold a 50% ownership interest in Minera Exar (subject to the rights of JEMSE to acquire an approximate 8.5% interest in Minera Exar). The parties agreed to cause Minera Exar to use the proceeds from the Project Investment for the purpose of construction and development of the Project.

Closing Date of the Project Investment

The Transaction Agreement provides that, unless otherwise agreed, the Closing Date for the Project Investment will be the fifth business day after the date on which the Required Shareholder Approval has been obtained and all other conditions to the completion of the Project Investment have been satisfied or waived, other than any conditions that by their terms cannot be satisfied until the Closing Time, or such other date as may be agreed to by the parties to the Transaction Agreement.

The Closing Date could be earlier than anticipated or could be delayed, subject to the Outside Date, for a number of reasons, including the failure to obtain any of the necessary regulatory or other approvals in connection with the Project Investment.

Representations and Warranties

The Transaction Agreement contains certain representations and warranties of each of the LAC Group and the GFL Minera Group that are customary for transactions of this nature. The representations and warranties are, in some cases, subject to specified exceptions and qualifications.

The GFL Minera Group has represented and warranted to the Company in the Transaction Agreement that the GFL Minera Group has, and will have at the Closing Time, sufficient and fully available funds to consummate the Project Investment and pay the aggregate subscription price, on the terms and subject to the conditions of the Transaction Agreement. The obligations of the GFL Minera Group under the Transaction Agreement are not subject to any conditions regarding the ability of the GFL Minera Group or any other Person to obtain financing for the Project Investment and the transactions contemplated by the Transaction Agreement.

Covenants

The Transaction Agreement contains customary covenants relating to the Project Investment, including, among others, covenants on the part of each party to undertake certain actions to seek to obtain their respective shareholder approvals and for Ganfeng to obtain all necessary regulatory approvals, each as more particularly described below.

Covenants Relating to Repayment of Outstanding LAC Loan

The Transaction Agreement provides that the LAC Group and the GFL Minera Group will cause Minera Exar and NHC to repay to LAC an aggregate of US$8 million principal amount of loans, plus accrued but unpaid interest thereon, previously advanced by LAC for the construction and development of the Project.

Covenants Relating to GFL Closing Regulatory Consents

The GFL Group has agreed to use its best efforts to obtain as promptly as practicable following execution of the Transaction Agreement, each of the GFL Closing Regulatory Approvals, including providing or submitting on a timely basis all filings, written submissions, documentation and information that are required, or in the reasonable opinion of a party to the Transaction Agreement, advisable in connection with obtaining the GFL Closing Regulatory Approvals.

The GFL Group has further agreed to use its best efforts to avoid, resolve, or rescind any application, proceeding or order or threatened application, proceeding or order made or brought by a Governmental Authority (as defined in the Transaction Agreement) in respect of the Project Investment. In connection with, but without limiting the generality of, the foregoing, the GFL Group has agreed to (i) promptly respond to any questions or requests for information from any Governmental Authority relating to the transactions contemplated by the Transaction Agreement, including providing or submitting on a timely basis all filings, written submissions, documentation, and information that is required or advisable to fully respond to such questions or requests for information, and (ii) provide or submit to such Governmental Authority all other filings, submissions, documentation, and information that is advisable.

Mutual Covenants Relating to the Project Investment

Each of the parties to the Transaction Agreement has given usual and customary covenants relating to the Project Investment for an agreement of this nature, including, but not limited to covenants:

(a)	to use commercially reasonable efforts to, (and to cause NHC and Minera Exar to) satisfy (or cause the satisfaction of) the conditions for completion of the Project Investment;
(b)

to promptly notify the other parties to the Transaction Agreement of: (a) any notice or other communication from (i) any Governmental Authority in connection with the Transaction Agreement or the Project Investment, or (ii) any person (x) alleging that the consent of such person is or may be required in connection with the Project Investment, or (y) threatening, requesting or delivering an order restraining or enjoining the consummation of the Project Investment;

(c)

to use commercially reasonable efforts to negotiate, in an honest, candid and forthright manner, to finalize a mutually acceptable amended Shareholders Agreement prior to Closing, and to execute the amended Shareholders Agreement if, as and when Closing occurs;

(d)

to not take or permit any action which is inconsistent with the Transaction Agreement or which would reasonably be expected to, individually or in the aggregate, materially impede or materially delay the consummation of the Project Investment;

(e)

to convene and conduct the Meeting and the GFL Parent Shareholder Meeting in accordance with each applicable party’s constating documents and applicable laws and to hold these meetings reasonably contemporaneously, provided that the Company was not required to hold the Meeting earlier than the GFL Parent Shareholder Meeting and provided further that in no event was either party required to mail their respective shareholder meeting materials (including in the case of the Company, this Circular) until consent of the lenders under the Credit Agreement had been obtained and until the April 2019 monthly capital call funding had been received; and

(f)

prior to the Closing Time, not to issue any press release or otherwise make any public statements with respect to the Project Investment or the Transaction Agreement without the consent of the Company or GFL (as applicable).

Interim Period Funding

During the interim period between execution of the Transaction Agreement until Closing, the parties to the Transaction Agreement agreed that Minera Exar will make cash calls in respect of funding for at least the following month of budgeted funding and each of the GFL Minera Group and LAC Group agreed that they will fund their respective obligations under the Shareholders Agreement, the Credit Agreement, and the Subordinated Loan Agreement, as applicable.

In addition, the parties to the Transaction Agreement agreed that a failure by GFL Minera Group to promptly provide the funding required by Minera Exar as contemplated by the Transaction Agreement for any reason, including indirectly in respect of draws by LAC pursuant to the Credit Agreement or the Subordinated Loan Agreement intended to be used by LAC to fund its proportionate share of the Company’s expenditures, would, without limiting any and all of LAC Group’s rights at law, be deemed to be a failure to provide funding pursuant to the Shareholders Agreement and the GFL Minera Group would be deemed to be a “Defaulting Participant” under the Shareholders Agreement. Further, the parties agreed, for certainty, in such case, that a failure of the GFL Minera Group to provide funding (or a failure of Bangchak to provide funding in circumstances where GFL Minera Group has failed to provide funding) would not be a default of LAC Group under the Shareholders Agreement. Following any such default, in addition to any other remedies available at law, the LAC Group will be entitled to avail itself of the remedies available to a “Non-Defaulting Participant” pursuant to the Shareholders Agreement.

Conditions to Closing

Conditions in Favour of GFL

The obligation of the GFL Group to complete the Project Investment is subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is for the exclusive benefit of the GFL Group and may be waived by GFL, in whole or in part, on behalf of the GFL Group):

(a)

Representations and Warranties. All of the representations and warranties of the LAC Group made in or pursuant to the Transaction Agreement shall be true and correct as at the Closing Time (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by the Transaction Agreement), except in each case as would not have a material adverse effect on the LAC Group’s ability to consummate the Project Investment, and the GFL Minera Group shall have received a certificate from a senior officer of LAC confirming the foregoing on behalf of the LAC Group.

(b)

Performance of Obligations. The LAC Group shall have performed or complied in all material respects with all of its obligations and covenants contained in the Transaction Agreement and shall have delivered a certificate confirming same to the GFL Minera Group, executed by a senior officer of the Company.

(c)

No Proceedings. There shall not be in effect on the Closing Date any order or law restraining, enjoining or otherwise prohibiting or making illegal, and there shall be no pending or threatened claim of a Governmental Authority which if successful would reasonably be expected to restrain, enjoin or otherwise prohibit, the consummation of the Project Investment.

(d)

Regulatory Approvals. The GFL Closing Regulatory Approvals shall have been obtained. As of the date of this Circular, Lithium Americas has been advised by GFL that GFL sought and obtained the requisite GFL Closing Regulatory Approvals, and as a result, this condition to closing has now been satisfied.

(e)	Shareholder Approval. The GFL Parent Shareholder Approval shall have been obtained.

Conditions in Favour of the LAC Group

The obligation of the LAC Group to complete the Project Investment is subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is for the exclusive benefit of the LAC Group and may be waived by the LAC Group, in whole or in part):

(a)

Representations and Warranties. All of the representations and warranties of the GFL Group made in or pursuant to the Transaction Agreement shall be true and correct as at the Closing Time (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by the Transaction Agreement), except in each case as would not have a material adverse effect on the GFL Group’s ability to consummate the Project Investment, and the LAC Group shall have received a certificate from a senior officer of GFL confirming the foregoing on behalf of the GFL Group.

(b)

Performance of Obligations. The GFL Group shall have performed or complied in all material respects with all of its obligations and covenants contained in the Transaction Agreement and shall have delivered a certificate confirming same to the LAC Group, executed by a senior officer of GFL.

(c)

No Proceedings. There shall not be in effect on the Closing Date any order or law restraining, enjoining or otherwise prohibiting or making illegal, and there shall be no pending or threatened claim of a Governmental Authority which if successful would reasonably be expected to restrain, enjoin or otherwise prohibit, the consummation of the Project Investment.

(d)	Shareholder Approval. The Required Shareholder Approval shall have been obtained at the Meeting.
(e)

Credit Agreement Consent. The lenders under the Credit Agreement (other than GFL, which has granted its consent pursuant to Section 3.7 of the Transaction Agreement) shall have granted their consent to the Project Investment in a form acceptable to LAC and GFL, each acting reasonably. As described above, on May 23, 2019, Bangchak’s counsel and a representative of Bangchak’s management informed the Company that it had agreed on the terms of the consent and settled the form of consent and that its consent would be forthcoming.

Termination of the Transaction Agreement

Termination by Either Party

The Transaction Agreement may be terminated on or prior to the Closing Date by mutual written agreement of the Company and GFL, or by either the Company or GFL if: (i) the Closing Date shall not have occurred on or before the Outside Date, except that the right to terminate the Transaction Agreement for such reason shall not be available to any party whose failure to fulfill any of its obligations or breach any of its representations and warranties under the Transaction Agreement (including a failure or breach by any member of the LAC Group in the case of LAC and any member of the GFL Group in the case of GFL) has been the cause of, or resulted in, the failure of the Closing Date to occur by the Outside Date.

Either of GFL or the Company may further terminate the Transaction Agreement if either (i) the Meeting is duly convened and held and the Required Shareholder Approval has not been obtained or (ii) the GFL Parent Shareholder Meeting is duly convened and held and the GFL Parent Shareholder Approval has not been obtained; provided that a party may not terminate the Transaction Agreement if the failure to obtain the Required Shareholder Approval or the GFL Parent Shareholder Approval, as the case may be, has been caused by, or is a result of, a breach by that party of any of its representations or warranties or the failure of that party to perform any of its covenants or agreements under the Transaction Agreement.

Termination by Lithium Americas

The Company may terminate the Transaction Agreement if: (i) either Minera Exar or the GFL Group breaches any of their respective representations, warranties or covenants contained in the Transaction Agreement such that the conditions in favour of LAC are incapable of being satisfied by the Outside Date, provided the LAC Group is not in breach of the Transaction Agreement.

Termination by GFL

GFL may terminate the Transaction Agreement if: (i) either Minera Exar or the LAC Group breaches any of their respective representations, warranties or covenants contained in the Transaction Agreement such that the conditions in favour of the GFL Group are incapable of being satisfied by the Outside Date, provided that GFL is not in breach of the Transaction Agreement.

Amendments to Shareholders Agreement

Pursuant to the Transaction Agreement, LAC and GFL have agreed to implement certain amendments to the Shareholders Agreement governing their respective interests in Minera Exar and the Project in order to give effect to the resulting ownership of Minera Exar from the Project Investment. Among other things, the amended Shareholders Agreement is expected to provide equal representation to the LAC Group, on one hand, and the GFL Group, on the other hand, on the Minera Exar board of directors and the management committee governing the Project joint venture. In addition, the parties expect to include a force majeure provision to the Shareholders Agreement with the result that certain intervening events beyond the control of the GFL Group that would prohibit the GFL Group from satisfying its funding obligations would not result in LAC being able to exercise the default remedies that would otherwise be available to it under the Shareholders Agreement. In the event of a default of the GFL Group arising from such a force majeure event, Minera Exar will have the right to obtain, arrange or otherwise provide replacement financing in lieu of any funding otherwise required to be provided by the GFL Group. Further, the parties expect the amendments to include a safe harbour for LAC such that a failure of the GFL Group to provide funding to LAC pursuant to the Credit Agreement or the Subordinated Loan Agreement, which failure is the cause of or results in LAC being unable to meet any of its funding obligations, would result in such breach of obligations by LAC being deemed not to constitute a default of LAC Group under the Shareholders Agreement. The parties have also agreed to provide for certain changes with the intent of permitting each of LAC and GFL to proportionately consolidate Minera Exar into their respective financial statements.

Shareholder Approval of the Project Investment

At the Meeting, Shareholders will be asked to approve the Project Investment Resolution.

In order for the Project Investment to proceed, the Project Investment Resolution, the full text of which is set forth on Schedule B to this Circular, must be approved by a simple majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Shareholders required to be excluded pursuant to MI 61-101 and the requirements of the TSX (including Section 501 of the TSX Company Manual). To the knowledge of the Company, only the Common Shares held by GFL, Bangchak and their respective affiliates will be excluded from the required “majority of the minority” vote. See “The Project Investment – Canadian Securities Law Matters Minority Approval under MI 61-101”.

The Project Investment Resolution must receive the Required Shareholder Approval in order for the Project Investment to be completed.

The enclosed form of proxy or voting instruction form permits Shareholders to vote FOR or AGAINST the Project Investment Resolution. If you do not specify how you want your Common Shares voted, the persons named as proxyholders in the enclosed form of proxy or voting instruction form intend to cast the votes represented by proxy at the Meeting FOR the ordinary resolution approving the Project Investment.

Interests of Certain Persons in the Project Investment

Except as otherwise disclosed in this Circular, none of the directors or officers of the Company, or to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, in any matter to be acted upon in connection with the Project Investment or that would materially affect the Project Investment, except an interest arising from the ownership of the Common Shares where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders.

To the knowledge of the Company, as of May 9, 2019, excluding Mr. Wang Xiaoshen (who is Ganfeng Lithium’s nominee to the Company’s board of directors), the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 46,100 shares of Ganfeng, which represents less than 1% of the issued and outstanding shares of Ganfeng on an undiluted basis.

Common Shares Held by Directors and Executive Officers

As of May 9, 2019, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 42,351,096 Common Shares, representing approximately 47.7% of the issued and outstanding Common Shares on an undiluted basis.

Expenses

The estimated fees, costs and expenses of the Company in connection with the Project Investment contemplated herein including, without limitation, financial advisors’ fees, filing fees, special committee, legal and accounting fees, and printing and mailing costs, are anticipated to be approximately C$1,750,000, based on certain assumptions.

Canadian Securities Laws Matters

MI 61-101

MI 61-101 regulates significant conflict of interest transactions such as related party transactions where a related party could have an advantage by virtue of voting power, board representation or preferential access to information. MI 61-101 provides minority shareholders with certain procedural protections intended to ensure procedural fairness to minority shareholders.

Under MI 61-101, a “related party” includes a control person of the entity, directors, executive officers and shareholders holding over 10% of the voting rights attached to the voting securities of the issuer. GFL owns or controls 15,000,000 Common Shares representing approximately 16.9% of the issued and outstanding Common Shares.  As a result, GFL is a related party of Lithium Americas for the purposes of MI 61-101.

MI 61-101 provides that certain “related party transactions” between an issuer and a “related party” are subject to the formal valuation and minority approval requirements set forth in MI 61-101.

The Project Investment constitutes a “related party transaction” within the meaning of MI 61-101 because it involves a transaction between the Company and GFL that results in a dilution of the Company’s interest in, Minera Exar (and an increase in GFL’s interest in the same).  Specifically, pursuant to the terms and conditions of the Transaction Agreement, a wholly-owned subsidiary of GFL has agreed to subscribe for approximately 141 million newly issued common shares of Minera Exar in consideration for a cash payment of US$160 million. As a result of the Project Investment, GFL will increase its interest in Minera Exar, the holding company for the Project from 37.5% to 50%. The Company’s interest in Minera Exar will decrease from a 62.5% interest to a 50% interest (with each of the interests of the Company and GFL being subject to the rights of JEMSE to acquire an approximate 8.5% interest in Minera Exar).  The proceeds from the Project Investment will be used by Minera Exar for the construction and development of the Project.

In addition, Bangchak’s consent to the Project Investment is required to be obtained pursuant to the terms of the Credit Agreement. To that end, the Company, under the direction of the Special Committee, has engaged in discussions and negotiations with Bangchak in furtherance of securing that consent, the results of which are described above under the heading “Subsequent Events Following Execution of the Transaction Agreement”. Because Bangchak’s consent was being sought in connection with the Project Investment, the Board, on the recommendation of the Special Committee, has determined that Bangchak be excluded from the minority approval sought in connection with the Project Investment Resolution.

Bangchak owns or controls 14,033,351 Common Shares representing approximately 15.8% of the issued and outstanding Common Shares and is therefore a related party of Lithium Americas for the purposes of MI 61-101.

MI 61-101 provides that where an issuer borrows from a related party or sells, transfers or disposes of an asset to a related party, those transactions may be considered “related party transactions” for the purposes of MI 61-101. The potential transactions related to Bangchak’s consent, currently contemplated to be a 3,500 tpa increase in off-take committed from the Company to Bangchak and an increased US$50 million loan commitment from Bangchak to the Company, do not attract the formal valuation or minority shareholder approval requirements of MI 61-101. In the case of increased borrowing, a formal valuation is not required as that transaction is not the type of related party transaction that requires a formal valuation. In the case of the increased loan commitment, it is expected that any potential increase would be made available on terms consistent with the Credit Agreement and that any such borrowings would be on reasonable commercial terms that are not less advantageous to Lithium Americas than if the loan were obtained from an arms’ length party. In addition, the loan would have no equity component. As a result, any such credit increase from Bangchak would be exempt from the minority shareholder approval requirements on the basis of the exemption set out in Section 5.7(1)(f) of MI 61-101. In the case of any potential increase in lithium off-take to Bangchak, as the terms of the off-take provide for sales to be completed at market pricing at the time of any actual sale, it has been determined that any such off-take increase would not be subject to either the formal valuation or minority shareholder approval requirements of MI 61-101 on the basis of the exemptions in Sections 5.5(a) and 5.7(a) of MI 61-101, being that the fair market value of the consideration for or the transaction would not exceed 25% of Lithium America’s market capitalization (calculated in accordance with MI 61-101).

Minority Approval Requirements

As the Project Investment is a related party transaction, the minority shareholder approval requirements of MI 61-101 apply to the transaction. The Shareholder approval required by this Circular is intended to satisfy the minority shareholder approval requirements of MI 61-101.

MI 61-101 provides that, in addition to any other required securityholder approval, a related party transaction is subject to “minority approval” (as defined in MI 61-101, being a simple majority of the votes (50% + 1) cast by “minority” shareholders of each class of affected securities (as defined in MI 61-101)), unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities.  In relation to approval of the Project Investment, “minority approval” requires the approval of a simple majority (50% + 1) of the holders of Common Shares, other than Common Shares beneficially owned, or over which control or direction is exercised by:  (a) the issuer; (b) an “interested party” (as defined in MI 61-101); (c) a “related party” to such interested party within the meaning of MI 61-101 (subject to certain exceptions); and (d) any person that is a joint actor with any party referred to in (b) or (c) (collectively, the “Excluded Shareholders”).

GFL and its affiliates constitute Excluded Shareholders for the purposes of MI 61-101.  In addition, as described above, the Board, on the recommendation of the Special Committee, has determined that Bangchak should be considered an Excluded Shareholder for purposes of the minority approval. To the knowledge of the Company, the Excluded Shareholders hold an aggregate of 29,033,351 Common Shares, representing approximately 32.7% of the issued and outstanding Common Shares. As a result, Common Shares held by the Excluded Shareholders will be excluded for purposes of calculating the requisite approvals of the Project Investment Resolution.

Formal Valuation

MI 61-101 also provides that, unless an exemption is available, a reporting issuer proposing to carry out a related party transaction is required to obtain a formal valuation in respect of the non-cash assets involved in the related party transaction from a qualified independent valuator.

Blair Franklin Valuation and Fairness Opinion

In connection with the evaluation of the Project Investment, the Special Committee received and considered the Blair Franklin Valuation and Fairness Opinion.

Blair Franklin was formally retained by the Special Committee pursuant to an engagement agreement dated February 5, 2019 (the “Engagement Agreement”). Pursuant to the Engagement Agreement, Blair Franklin agreed to (i) provide a written formal valuation of the Project, pursuant to and in accordance with MI 61-101, and (ii) provide an opinion as to the fairness of the terms of the Project Investment to the Company.

The terms of the Engagement Agreement provide for the payment to Blair Franklin of fixed fees for its services and such fees are not contingent on the completion of the Project Investment or any other transaction of the Company or on the conclusions reached in the Blair Franklin Valuation and Fairness Opinion. In addition, Blair Franklin is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances.

Neither Blair Franklin nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101): (i) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of LAC, GFL, Bangchak, or any of their respective associates or affiliates (collectively, the “Interested Parties”); (ii) is an advisor to any of the Interested Parties in connection with the Project Investment (other than its engagement for the Special Committee); (iii) is a manager, co-manager or member of a soliciting dealer group formed in respect of the Project Investment; (iv) is the external auditor of any Interested Party; or (v) has a material financial interest in the completion of the Project Investment.

During the 24 months before Blair Franklin was first contacted for the purpose of providing the Blair Franklin Valuation and Fairness Opinion, neither Blair Franklin nor any of its affiliated entities (i) had a material involvement in an evaluation, appraisal or review of the financial condition of any Interested Party, or an associated or affiliated entity of any Interested Party, (ii) acted as a lead or co-lead underwriter of a distribution of securities by any Interested Party, or (iii) had a material financial interest in a transaction involving any Interested Party. There are no understandings, agreements or commitments between Blair Franklin and any Interested Party with respect to any future business dealings. Blair Franklin may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties.

At a meeting of the Special Committee held to evaluate the Project Investment, Blair Franklin rendered an oral opinion, confirmed by delivery of a written opinion, confirming Blair Franklin’s opinion that, subject to the scope of review, assumptions, limitations and qualifications set forth in the Blair Franklin Valuation and Fairness Opinion, as of March 31, 2019: (i) the Fair Market Value of 100% of the Project was in the range of US$600 million to US$725 million, and (ii) the terms of the Project Investment are fair, from a financial point of view, to the Company.

The full text of the Blair Franklin Valuation and Fairness Opinion dated March 31, 2019, which sets forth assumptions made, procedures followed, information reviewed, matters considered, and limitations on the scope of review undertaken by Blair Franklin is attached as Schedule C to this Circular. This summary is qualified in its entirety by reference to the full text of the Blair Franklin Valuation and Fairness Opinion. The Blair Franklin Valuation and Fairness Opinion is not a recommendation as to how any Shareholder should vote or act on any matter relating to the Project Investment or any other matter.

In evaluating the Project Investment, the Board considered, among other things, the advice and financial analyses provided by Blair Franklin referred to above as well as the Blair Franklin Valuation and Fairness Opinion. As described under the heading “Reasons for the Recommendation” above, the Blair Franklin Valuation and Fairness Opinion was only one of many factors considered by the Board in evaluating the Project Investment and should not be viewed as determinative of the views of the Board with respect to the Project Investment.

The Blair Franklin Valuation and Fairness Opinion represents the opinion of Blair Franklin and the form and content of such opinion has been approved for release by a committee of its principals, each of whom is experienced in mergers and acquisitions, divestitures, restructurings, minority investments, capital markets, fairness opinions and valuation matters.

Prior Valuations

To the knowledge of the Company or any of the directors and officers of the Company, after reasonable inquiry, there have been no “prior valuations” (as defined in MI 61-101) prepared in respect of the Company or the Project within the 24 months before the date of this Circular.

Risk Factors

Shareholders should carefully consider the following risks related to the Project Investment. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Company, may also adversely affect the Project Investment. The following risk factors are not a definitive list of all risk factors associated with the Project Investment.

Risks Related to the Project Investment

Completion of the Project Investment is Subject to the Satisfaction or Waiver of Several Conditions

The completion of the Project Investment is subject to a number of conditions precedent, some of which are outside of the control of the parties to the Transaction Agreement, including obtaining the Required Shareholder Approval, the GFL Parent Shareholder Approval and the GFL Closing Regulatory Approvals, having received consent of the lenders under the Credit Agreement and the satisfaction of customary closing conditions. There can be no certainty, nor can the parties to the Transaction Agreement provide any assurance, that all conditions precedent to the Project Investment will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. If the Project Investment is not completed for any reason, there are risks that the announcement of the Project Investment and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company and its affiliates’ current business relationships (including with future and prospective employees, joint venture partners and other third parties) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company.

The Transaction Agreement may be Terminated

The Transaction Agreement may be terminated by the Company or GFL in certain circumstances, including as a result of a failure to satisfy all necessary Closing conditions. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Transaction Agreement will not be terminated by the Company or GFL before the completion of the Project Investment. Failure to complete the Project Investment could materially negatively impact the market price of the Common Shares or otherwise adversely affect the business of the Company. If the Project Investment is not completed, the market price of the Common Shares may decline.

Failure to Complete the Project Investment Could Negatively Impact the Parties’ Ability to Fund the Project

If the Project Investment is not completed, GFL may be unable or unwilling to fully satisfy its funding obligations under the Shareholders Agreement, and its obligations as lender under the Subordinated Loan Agreement and the Credit Agreement, which would adversely impact the Company’s ability to meet its obligations under these agreements. Any failure or delay in meeting such funding obligations, whether as a result of force majeure or otherwise, could be expected to have a material adverse effect on the ability of the LAC Group, the GFL Minera Group and Minera Exar to advance the construction and development of the Cauchari-Olaroz Project.

Failure to Complete the Project Investment Could Negatively Impact the Company’s relationship with GFL

If the Project Investment is not completed, this could have a negative impact on the current business relationship between the Company and GFL in respect of the Project and could affect the ability of the LAC Group, the GFL Minera Group and Minera Exar to further advance the development of the Project. To the extent alternative financing is required in respect of the Project, such alternative financing may not be available when needed and on terms acceptable to the LAC Group, the GFL Minera Group and Minera Exar. Failure of such parties to secure such financing on reasonable terms could have a material and adverse effect on the business, financial condition, results of operations or prospects of the Company.

Required Shareholder Approval

The Project Investment Resolution requires that the Project Investment be approved by a simple majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Shareholders that are required to be excluded pursuant to

MI 61-101 and Section 501 of the TSX Company Manual. There can be no certainty, nor can the Company provide any assurance, that the Required Shareholder Approval will be obtained. If the Required Shareholder Approval is not obtained, the Company will not be able to complete the Project Investment.

The Project Investment May Divert the Attention of the Company’s Management

The pendency of the Project Investment could cause the attention of the Company’s management to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by a delay in the completion of the Project Investment and could have an adverse effect on the business, operating results or prospects of the Company, which could have a material and adverse effect on the business, financial condition, results of operations or prospects of the Company.

Interests of Certain Persons in the Project Investment

Certain directors and senior officers of the Company may have interests in the Project Investment that may be different from, or in addition to, the interests of Shareholders generally including, but not limited to, those interests discussed under the heading “The Project Investment — Interests of Certain Persons in the Project Investment”. In considering the recommendation of the Board to vote in favour of the Project Investment Resolution, Shareholders should consider these interests.

Risks Relating to the Company

Whether or not the Project Investment is completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Company’s Annual Information Form for the year ended December 31, 2018 and the Company’s most recent Management’s Discussion and Analysis, which are available under the Company’s issuer profile on SEDAR at www.sedar.com.

DIRECTORS DISCLOSURE

Advance Notice for Nominations

The Articles of the Company include “Advance Notice Provisions”, which impose procedural requirements for the election of directors.  The Advance Notice Provisions state that, in addition to those individuals proposed for election by the board, a registered or beneficial shareholder can propose the nomination of additional individuals for election as directors if the requisite notice and information are provided and the nominee(s) sign applicable representation and agreement(s).  In the case of this Meeting, a shareholder would need to undertake the following in order to properly nominate one or more individuals for election as director at the Meeting:

(a)	provide to the Company on or before May 27, 2019:
(i)	a notice setting out, for each nominee,
a.	the name, address and principal occupation;
b.	the number of shares of the Company owned beneficially or of record or controlled;
(ii)	a statement regarding independence pursuant to National Instrument 52- 110 Audit Committees (“NI 52-110”);
(b)	any other information that would be required in a dissident proxy circular;
(c)

a notice setting out any information about the nominating shareholder equivalent to that in a dissident proxy circular, including the number of shares controlled or owned beneficially or of record; and

(d)	deliver to the Company a representation and agreement in a form reasonably required by the Company for each nominee on or before the Meeting.

Majority Voting Policy

The Company has adopted a majority voting policy for non-contested meetings (the “Majority Voting Policy”).  Pursuant to the Majority Voting Policy each nominee must stand for election individually, and directors are not entitled to be elected pursuant to a slate.  The Majority Voting Policy specifies that, if a nominee receives a majority of “withheld” votes, as opposed to a majority of votes in favour of his or her election, the individual is deemed to have tendered his or her resignation from the Board, notwithstanding that the individual may have been technically elected to the Board under the BCBCA.  Upon tender of such resignation, the Board maintains a residual discretion to refuse the resignation, upon the recommendation of the Nominating and Corporate Governance Committee, within 90 days following the date of the election.  A decision regarding such a process must be disclosed by press release.

Investor Rights Agreements

Pursuant to an investment transaction between the Company and Ganfeng Lithium in 2017, GFL was granted the right to nominate one director to the Board for as long as it owns not less than 15% of the Common Shares.  Ganfeng Lithium’s nominee to the Board is Wang Xiaoshen, who was initially appointed to the Board on June 7, 2017.

Pursuant to an investment transaction between the Company and Bangchak in 2017, Bangchak was granted the right to nominate one director to the Board for as long as it owns not less than 15% of the Common Shares.  Bangchak’s nominee to the Board is Chaiwat Kovavisarach, who was initially appointed to the Board on July 14, 2017.

Nominees

The following tables set out information regarding nominees for election as directors, including the names, province or state and country of residence,  the offices they hold within the Company, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director, areas of expertise, attendance of meetings during the 2018 fiscal year (if applicable) and the number of securities of the Company that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

George Ireland(5) Massachusetts, USA Director Since: November 2015 Age: 62 Independent(2)	Principal Occupation
Founder, Chief Investment Officer and CEO of Geologic Resource Partners LLP.
Biography

Mr. Ireland has over thirty-five years of experience in the mining and metals industry in positions ranging from field geologist to banking and venture capital.  Mr. Ireland founded Geologic Resource Partners LLP in 2004 and serves as Chief Investment Officer and CEO.  From 2000 to 2004, he was General Partner of Ring Partners, LP, a predecessor investment partnership to Geologic Resource Partners.  From 1993 to 2000, Mr. Ireland was an analyst for and a partner in Knott Partners LP where he specialized in resource investing.  Prior to 1993, Mr. Ireland held a variety of positions at Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

Mr. Ireland graduated from the University of Michigan with a BSc degree from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.

	Board/Committee Membership and 2018 Attendance(3)	Overall Attendance %
	Board (Chairman)10/11 Audit Committee4/4 Nominating & Corporate2/2 Governance Committee 2018 Special Committee 6/6	90.9% 100% 100% 100%
	Securities Held	Other Public Company/Boards
	•Shares712,965(5) •Options280,000 •RSUsNil •DSUs57,485	Amerigo Resources Ltd. Rathdowney Resources Ltd. Redstar Gold Corp.

John Kanellitsas Idaho, USA Director Since: September 2015 Age: 57 Non-Independent(2)	Principal Occupation

President of the Company from March 2016 to September 2018; Vice-Chairman of the Company since November 2015; Interim CEO of former Lithium Americas Corp. from June 2013 to June 2014, CEO of former Lithium Americas Corp. from June 2014 to September 2015; Chief Operating Officer and Chief Compliance Officer of Geologic Resource Partners LLP from June 2004 to January 2015.

Biography

Mr. Kanellitsas previously served as a director and CEO of the former Lithium Americas Corp. until its September 2015 merger with the Company and is now primarily responsible for business development and capital markets strategies.  He has over twenty-five years of experience in the investment banking and asset management industries. Mr. Kanellitsas was a co-founder and partner of Geologic Resource Partners, LLP and served as its Chief Operating Officer from 2004 until 2014. Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley & Co. in New York and San Francisco.

Mr. Kanellitsas has an MBA from the University of California in Los Angeles and a BSc degree in Mechanical Engineering from Michigan State University.

	Board/Committee Membership and 2018 Attendance(3)	Overall Attendance %
	Board (Vice-Chairman)11/11	100%
	Securities Held	Other Public Company/Boards
	•Shares1,229,475(6) •Options676,425 •RSUs616,378 •DSUsNil •PSUs89,184(10)	n/a
Jonathan Evans(4) Georgia, USA Director Since: May 2019 Age: 49 Non-Independent(2)	Principal Occupation

CEO, President and a director of the Company since May 2019 (when he was appointed to such roles following the retirement of Mr. Hodgson); President and COO of the Company from September 2018 to May 2019, a director of the Company from June 2017 to September 2018.

Biography

Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and GM for the Lithium Division at FMC Corporation, and as the Chief Operating Officer of DiversiTech Corporation, a company of the private equity group, Permira. Mr. Evans has also held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric.

He holds a bachelor of science degree in mechanical engineering from Clarkson University and an MS from Rensselaer Polytechnic Institute.

	Board/Committee Membership and 2018 Attendance(3)	Overall Attendance %
	Board9/9 Audit Committee 3/3 HSEC Committee 1/1 Compensation and Benefits Committee 5/5 2018 Special Committee 6/6	100% 100% 100% 100% 100%
	Securities Held	Other Public Company/Boards
	•Shares71,000 •Options60,000 •RSUs193,186 •DSUs9,747 •PSUs329,216(10)	N/A

Gary M. Cohn Ontario, Canada Director Since: June 2017 Age: 58 Independent(2)	Principal Occupation
Consultant on corporate development matters since July 2015; Vice-President, Mergers and Acquisitions of Magna International Inc. (“Magna”) from May 2009 to June 2015.
Biography

Mr. Cohn had a lengthy career with Magna which began in 1989. His roles with Magna included overseeing the mergers and acquisitions function, serving as in-house legal counsel and acting as corporate secretary.  From 2000 to 2004, Mr. Cohn held the position of Vice-President, Special Projects with Magna Entertainment Corp. During his career, he also practiced corporate and securities law with two large national law firms in Canada.  Since his retirement from Magna, Mr. Cohn has worked as an independent consultant on corporate development matters and served as an independent director. He was a member of the Board of Directors of the former Lithium Americas Corp. from 2014 until its merger with the Company.

Mr. Cohn holds a Bachelor of Mathematics degree from the University of Waterloo, a Master of Business Administration degree from York University, and a Juris Doctor degree from Osgoode Hall Law School.

	Board/Committee Membership and 2018 Attendance(3)	Overall Attendance %
	Board 10/11 Nominating & Corporate2/2 Governance Committee Audit Committee 4/4 2018 Special Committee 6/6	90.9% 100% 100% 100%
	Securities Held	Other Public Company/Boards
	•Shares41,892 •Options60,000 •RSUsNil •DSUs31,459	n/a
Franco Mignacco Jujuy, Argentina Director Since: September 2015 Age: 36 Non-Independent(2)	Principal Occupation
President of Minera Exar since June 17, 2013; Vice-president of Los Boros S.A. since 2015.
Biography

Mr. Mignacco has been President of Minera Exar since May 2013.  He was the Vice Chairman of the former Lithium Americas Corp. from June 2013 to September 2015.

Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and an honours in mining degree from at Universidad Austral, Buenos Aires, Argentina.

	Board/Committee Membership and 2018 Attendance(3)	Overall Attendance %
	Board8/11 HSEC Committee0/1	72.7% 0.0%
	Securities Held	Other Public Company/Boards
	•Shares1,874,115(9) •Options466,425 •RSUs59,133 •PSUs82,814(10)	n/a
Gabriel Rubacha Buenos Aires, Argentina Director Since: March 2016 Age: 53 Non-Independent(2)	Principal Occupation

President of South American Operations of the Company since May 2017; Commercial Director of Techint Engineering & Construction from 2016 to April 2017; Managing Director of Southern Cone, Techint Engineering & Construction from 2012 to 2016.

Biography

Mr. Rubacha is the Company’s President, South American Operations.  Previously he was the Commercial Director of Techint Engineering and Construction. Prior to this position, Mr. Rubacha served as the Managing Director of the Southern Cone Region (Argentina, Chile and Uruguay), General Manager at Techint Chile, Project Director for the Pascua Lama Project, Business and Contract Manager at Veladero Project and Business Development, and Commercial Manager for Techint Engineering and Construction.

Mr. Rubacha has an International MBA from the Universidad de Belgrano/Ecole des Ponts et Chaussees, Paris, France, graduated from the Executive Program at the Darden School of Business of the University of Virginia, and has an Aeronautical Engineering degree from the Universidad Tecnologica Nacional, Argentina.

Board/Committee Membership and 2018 Attendance(3)		Overall Attendance %
Board11/11 HSEC Committee1/1		100% 100%
Securities Held	Other Public Company/Boards
•Shares220,400 •Options240,000 •RSUs210,612 •DSUs12,418 •PSUs122,310(10)	n/a
Wang Xiaoshen(8) Shanghai, China Director Since: June 2017 Age: 51 Independent(2)	Principal Occupation
Vice Chairman and Executive Vice President of Ganfeng Lithium.
Biography

Mr. Wang is currently Vice Chairman and Executive Vice President of Ganfeng Lithium.  Mr. Wang has a strong understanding of the lithium industry and market through his experience in sales and marketing of lithium products in China and around the world.

Mr. Wang graduated from the North China University of Technology in Beijing in 1990 and holds an executive MBA from the China Europe International Business School in 2002.

	Board/Committee Membership and 2018 Attendance(3)	Overall Attendance %
	Board9/11 Compensation and Benefits Committee2/4	81.8% 50%
	Securities Held	Other Public Company/Boards
	•SharesNil •Options60,000 •RSUsNil •DSUs12,812	Ganfeng Lithium Co., Ltd.
Chaiwat Kovavisarach(7) Bangkok, Thailand Director Since: July 2017 Age: 52 Independent(2)	Principal Occupation
President and Chief Executive Officer of Bangchak Corporation Public Company Limited since January 2015; Advisor to Avantgarde Capital Company Limited from 2007 to 2014.
Biography

Mr. Kovavisarach is the President and Chief Executive Officer of Bangchak Corporation Public Company Limited.  Prior to this position, Mr. Kovavisarach acted as an advisor to Avantgarde Capital Company Limited.

Mr. Kovavisarach has a Master of Business Administration from Thammasat University, Thailand, and a Master of Engineering from Asian Institute of Technology, Thailand and a Bachelor of Engineering (Honors) from King Mongkut’s Institute of Technology Ladkrabang, Thailand.

	Board/Committee Membership and 2018 Attendance(3)	Overall Attendance %

Board7/11 Nominating and Corporate1/2 Governance Committee 2018 Special Committee 5/6		63.6% 50% 83.3%
Securities Held	Other Public Company/Boards
•Shares120,000 •Options60,000 •RSUsNil •DSUs15,762	OKEA ASA BCPG Plc.
Fabiana Chubbs British Columbia, Canada Director Since: N/A Age: 53 Independent(2)	Principal Occupation
Financial management consultant; Corporate director.
Biography

Ms. Chubbs was the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado in 2007 and led Treasury and Risk Management functions until accepting the Chief Financial Officer position. Prior to Eldorado, she was a Senior Manager with PwC Canada. During her ten years at PwC Canada, she specialized in audit of public mining and technology companies. Ms. Chubbs started her career in her native Argentina, with experience divided between PwC Argentina and IBM.

Ms. Chubbs holds dual degrees from the University of Buenos Aires, a Certified Public Accountant bachelor degree, and a Bachelor of Business Administration degree. She is a Chartered Public Accountant in Canada.

	Board/Committee Membership and 2018 Attendance(3)	Overall Attendance %
	N/A	N/A
	Securities Held	Other Public Company/Boards
	•SharesNil •OptionsNil •RSUsNil •DSUsNil	n/a

Notes:

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Company and has been furnished by the nominee.

(2)

“Independent” refers to the standards of independence established under National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101” or the “Corporate Governance Disclosure Rules”).

(3)	Number of meetings reflects those held after appointment of the relevant director, as applicable.
(4)

Mr. Evans was appointed to the role of CEO, President and a director of the Company following Mr. Hodgson’s retirement in May 2019. Previously, Mr. Evans held the role of President and COO of the Company from September 2018 to May 2019, and prior to that Mr. Evans was a director of the Company from July 2017 to September 2018. His attendance numbers in the above table reflect his attendance only while he was a member of the board of the Company.

(5)

Mr. Ireland is the sole shareholder of Geologic Resource Partners LLP, which is the General Partner of the Geologic Resource Fund L.P., which in turn, holds 6,403,861 Common Shares (approximately 7.2% of the Common Shares outstanding as of the Record Date).

(6)	This includes 88,445 Common Shares held by Mr. Kanellitsas’ spouse.
(7)	Mr. Kovavisarach is an affiliate of BCP Innovation Pte Ltd., a shareholder of the Company holding approximately 15.8% of the Common Shares.
(8)	Mr. Wang Xiaoshen is an affiliate of GFL Lithium Co., Ltd., a shareholder of the Company holding approximately 16.9% of the Common Shares.
(9)	This includes 486,175 Common Shares held by Grupo Minero Los Boros S.A., an entity in which Mr. Mignacco holds an interest.
(10)

PSUs vest in relation to the Company’s stock performance versus its peers. The numbers used above reflect the maximum number of Common Shares which may become issuable (with the minimum number being equal to zero Common Shares, and the target at this time being equal to one Common Share – or half the value presented above). See “Summary of the Plan” for more information on the vesting of the PSUs.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director, or proposed director, of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company that:

(a)

while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

No director, or proposed director, of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director, or proposed director, of the Company has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Compensation

Director Compensation Table

The following table describes all amounts of compensation provided to the directors of the Company, who are not also NEOs, for the year ended December 31, 2018.

Director Name(1)	Fees Earned (US$)	Share-based awards (US$)(4)	Option-based awards (US$)(3)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Gary Cohn	11,000	110,000	N/A	N/A	N/A	N/A	121,000
Jonathan Evans(2)	30,050	33,512	N/A	N/A	N/A	N/A	63,562
Jean Fraser	27,250	90,000	N/A	N/A	N/A	N/A	117,250
George Ireland	61,000	100,000	N/A	N/A	N/A	N/A	161,000
Chaiwat Kovavisarach	37,000	55,500	N/A	N/A	N/A	N/A	92,500
Wang Xiaoshen	31,000	61,500	N/A	N/A	N/A	N/A	92,500
Franco Mignacco(5)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)

For Messrs. Hodgson, Kanellitsas and Rubacha refer to the Summary Compensation Table in this Circular, as outside of their employment compensation, such individuals were not otherwise compensated for their roles as directors of the Company.

(2)

Mr. Evans resigned from his position as a director in September 2018, upon his appointment to his role as President and Chief Operating Officer. In May 2019, Mr. Evans was appointed as CEO, President and a director, following Mr. Hodgson’s retirement.

(3)

This column includes the grant date fair value of all Options granted during the year.  All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with International Financial Reporting Standards.  The fair values were estimated using the Black-Scholes valuation model with the assumptions as described in Note 9 to the Company’s audited consolidated financial statements for the year ended December 31, 2018.  The grant date fair value is not necessarily the value of the option to the individual over time, or the value that might ultimately be derived from the exercise of such Options.  The Black-Scholes option pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an options valuation model, and because it is the same model the Company uses to value Options for financial reporting purposes.

(4)	The amount of share-based awards is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earnings over the vesting period.
(5)	Mr. Mignacco is compensated due to his management role with the Company and does not receive additional compensation for serving as a director. He is not an NEO for the purpose of this Circular.

All directors are eligible for and receive Options which may be granted from time to time, for performing their duties as directors.  No Options were granted to directors during 2018. Pursuant to the Plan, directors are also eligible to receive RSUs and DSUs.

Effective July 1, 2018, the Company revised the remuneration of its non-executive independent directors to a base annual fee of US$100,000 per year, of which a minimum of US$60,000 is payable in DSUs, and an additional US$17,500 per year to the Company’s Audit Committee Chair, US$12,500 to the Company’s other committee chairs and US$5,000 to committee members.  The Board Chairman remuneration was increased to US$150,000, of which a minimum of US$90,000 is payable in DSUs. In addition, the Company pays US$1,000 per meeting in cash for Board and committee meetings attended in excess of six meetings per year.

In 2018, the Board established a Special Committee of independent directors to oversee the 2018 Transaction. The Company established remuneration consisting of a US$20,000 retainer to the Chair of the Special Committee and a US$10,000 retainer to the members of the Special Committee. In addition, the Company paid US$1,000 per Special Committee attended meeting in excess of five meetings.

Outstanding Share Based Awards and Option Based Awards

The following table sets forth information concerning all awards outstanding under the incentive plans of the Company at the end of the financial year ended December 31, 2018, including awards granted before the most recently completed financial year, to each of the directors who are not also a NEO.

	Option-based Awards				Share-based Awards, DSUs and RSUs
Name(1)	Number of securities underlying unexercised Options (#)	Options exercise price (C$)	Options expiration date	Value of unexercised in-the-money Options (C$)(3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)(4)	Market or payout value of share-based awards not paid out or distributed (C$)(4)
Gary Cohn	60,000	8.05	Sept. 14, 2022	Nil	31,459(5)	135,588	N/A
Jonathan Evans(2)	60,000	8.05	Sept. 14, 2022	Nil	193,186(5)	832,631	N/A
Jean Fraser	60,000	12.34	Nov. 27, 2022	Nil	22,008(5)	94,854	N/A
George Ireland	120,000 60,000 100,000	2.35 4.90 8.05	March 30, 2021 April 4, 2022 Sept 14, 2022	235,200 Nil Nil	57,485(5)	247,760	N/A
Chaiwat Kovavisarach	60,000	8.05	Sept. 14, 2022	Nil	15,763(5)	67,938	N/A
Franco Mignacco	220,920 35,505 100,000 50,000 60,000	1.43 1.6835 2.35 4.90 8.05	July 16, 2019 Feb. 12, 2020 March 30, 2021 April 4, 2022 Sept. 14, 2022	636,250 93,254 196,000 Nil Nil	122,694(5)	528,811	N/A
Wang Xiaoshen	60,000	8.05	Sept. 14, 2022	Nil	18,381(5)	79,222	N/A

Notes:

(1)	For Messrs. Hodgson, Kanellitsas and Rubacha refer to the Summary Compensation Table in this Circular.

(2)

Mr. Evans resigned from his position as a director in September 2018, upon his appointment to his current role as President and Chief Operating Officer. In May 2019, Mr. Evans was appointed as CEO, President and a director, following Mr. Hodgson’s retirement.

(3)

The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2018 at C$4.31 and the exercise price of the Options.

(4)

The value of unexercised “in-the-money share-based awards that have not vested” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2018 at C$4.31 and the exercise price of the Options. The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the TSX on December 31, 2018 of C$4.31.

(5)

DSU’s in connection with fees payable to independent directors of the Company. Note that DSUs corresponding to fees payable to independent directors for Q4 2018 were issued in Q1 2019, and consequently, are not reflected in the above totals. In respect of Mr. Evans only, this total includes RSUs (19,831) and PSUs (a range between 0-329,216, which vest in relation to the Company’s stock performance versus its peers) which were granted to him in connection with his role as President and COO. In respect of Mr. Mignacco only, this total includes RSUs (81,287) and PSUs (a range between 0-82,814, which vest in relation to the Company’s stock performance versus its peers) which were granted to him in connection with his management role with the Company. The numbers used above reflect the maximum number of Common Shares which may become issuable in accordance with the terms of such PSUs (with the minimum number being equal to zero Common Shares, and the target at this time being equal to one Common Share – or half the value presented above). See “Summary of the Plan” for more information on the vesting of the PSUs.

(6)

The Company’s audited consolidated financial statements for the year ended December 31, 2018 use C$ for reporting Options and share-based rewards and the table above is consistent with the presentation in note 9 thereto.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2018, for each director.

Name(1)	Option-based awards Value vested during the year(3) (US$)	Share-based awards Value vested during the year(4) (US$)	Non-equity incentive plan compensation Value earned during the year (US$)
Gary Cohn	78,805	Nil	13,000
Jonathan Evans(2)	72,247	115,248	30,050
Jean Fraser	129,985	Nil	27,250
George Ireland	147,953	Nil	61,000
Chaiwat Kovavisarach	78,805	Nil	37,000
Franco Mignacco(5)	N/A	N/A	N/A
Wang Xiaoshen	78,805	Nil	31,000

Notes:

(1)	For Messrs. Hodgson, Kanellitsas and Rubacha refer to the Summary Compensation Table in of this Circular.
(2)

Mr. Evans resigned from his position as a director in September 2018, upon his appointment to his current role as President and Chief Operating Officer. In May 2019, Mr. Evans was appointed as CEO, President and a director, following Mr. Hodgson’s retirement.  Fees in this table relate only to his position as a director.

(3)	The “value vested during the year” with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes in accordance with IFRS 2.
(4)	The amount of share-based awards is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.
(5)	Mr. Mignacco is compensated due to his management role with the Company and does not receive additional compensation for serving as a director. He is not an NEO for the purpose of this Circular.

CORPORATE GOVERNANCE

Corporate Governance Overview

The Board believes that good corporate governance is important to LAC’s effective performance and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.  Guidelines for effective corporate governance of listed companies are established by a number of sources, including:

•	Corporate Governance Disclosure Rules
•	National Instrument 58-201 Corporate Governance Guidelines
•	Sarbanes-Oxley Act of 2002, as amended
•	The New York Stock Exchange (“NYSE”) corporate governance standards that apply to foreign private issuers registered with the Securities and Exchange Commission in the United States
•	TSX corporate governance requirements.

LAC’s overall corporate governance practices, including certain policies and protocols related thereto, are outlined in Schedule A to this Circular, which addresses corporate governance disclosure requirements in accordance with NI 58-101.

In 2018, the only change to the Board was the resignation of Jonathan Evans concurrent with his acceptance of his role as President and Chief Operating Officer; however, in 2017, there were five new directors added to the Board.  Following the process of integrating these directors, in addition to conducting the Board’s principal role of overseeing the operations of the Company, completion of the 2018 Transaction was a key focus of the Board during this time.

Following completion of the 2018 Transaction, one of the Board’s stated goals was to conduct a review of the Company’s corporate governance, and following such review, to establish further protocols and to draw on their experience and expertise of its directors in order to improve and enhance the Company’s corporate governance practices.

As described elsewhere herein, shortly following the completion of the 2018 Transaction, the Company began discussing a transaction that culminated in the announcement of the Project Investment. In order to focus on completing the Project Investment, the Board, on the recommendation of the Nominating and Corporate Governance Committee, determined to defer its intended review of the Company’s corporate governance practices.

In mid-2018, while the Company was negotiating and executing the 2018 Transaction and subsequently, the Project Investment, the Company’s CEO, Tom Hodgson, informed the Board of his desire to retire in the near-future, but that he was willing to remain with the Company in a reduced capacity in order to assist with a smooth transition from his role. As a result of Mr. Hodgson’s intention to retire, the Company began succession planning, and Mr. Evans was identified as a potential candidate to replace Mr. Hodgson.

Following detailed discussions, and with this succession plan in mind, Mr. Evans resigned from his position as director, and was appointed as President and COO in September 2018. In order to assist with such succession plan, Mr. Kanellitsas agreed to step down from his position as President, but remain an executive in the capacity of Executive Vice Chairman and to remain a director. The Company announced these changes, as well as provided further details regarding these appointments and responsibilities, in a press release dated August 21, 2018. Discussion regarding Mr. Hodgson’s retirement, and the Company’s succession planning, continued between members of management and the Board during Q4 2018 and Q1 2019, culminating with Mr. Hodgson’s retirement as announced on May 15, 2019, and Mr. Evans’ concurrent appointment as CEO, President and a director.

The Company is maturing from a mineral exploration phase to a development and production phase, and in connection with this transition the Board believes it is prudent to review and improve the Company’s internal operations and governance structure. On the recommendation of the Nominating and Corporate Governance Committee the Board has resolved that, promptly following completion of the Project Investment and the Meeting, the Board will establish a committee with the mandate and authority to complete a full and comprehensive review of the Company’s corporate governance structure, policies and practices.

This corporate governance review will be conducted by a committee of directors, comprised of Mr. Cohn (chair), and Messrs. Ireland, Mignacco, Wang and Kovavisarach. The committee is expected to select and engage an independent advisor to assist with its review and the development of specific recommendations to the Board, with the goal of completing such review expeditiously and with a particular focus on the Company’s position as a growing company listed on the TSX and NYSE. It is expected that such review will include the composition, mandate and structure of the Board and its various committees, including the independence and skill sets of the members thereof. The committee’s mandate will also include the authority to recommend proposed timing for any changes to the Company’s corporate governance structure, policies and practices, with the objective of achieving a stable and smooth implementation of its recommendations, as approved by the Board.

Ethical Business Conduct

LAC has adopted a Code of Business Conduct and Ethics (the “Code”). The Code is designed to:

•	deter wrong-doing;
•	promote honest and ethical conduct; and
•	require full, accurate and timely disclosure.

The Code is subject to review from time to time by the Nominating and Corporate Governance Committee, which is responsible for updating the Code to ensure the Company is current with evolving governance and ethics practices.  The Code applies to all of our directors, officers and employees.  A copy is available on our website at:  www.lithiumamericas.com.

In addition to the Code, LAC has adopted a Whistleblower Policy. The Code and the Whistleblower Policy together provide a framework for ethical business practices and the ethical conduct of directors, officers and employees.  They promote integrity, accountability and transparency throughout the Company, and also help ensure that LAC is compliant with legal and regulatory requirements and industry best practices.

LAC now has multiple reporting channels in place to encourage the reporting of violations, or suspected violations, of the Code, the Whistleblower Policy, or other policies of the Company.  These include reporting through management, reporting by mail or email to the Audit Committee Chair with respect to financial matters, and reporting via a telephone hotline or online portal operated by a secure, independent third-party service provider.

The Nominating and Corporate Governance Committee and the Audit Committee monitor compliance with the Code and the Board is responsible for granting any waivers from the Code.  LAC will disclose any waivers from the requirements of the Code granted to directors or executive officers.  There were no waivers of the Code during 2018.

About the Board

The Board has overall responsibility for corporate governance matters through:

•	developing and approving corporate policies and guidelines,
•	assisting in the definition of corporate objectives and assessing key plans; and
•	evaluating the Company’s performance on a regular basis.

Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices.  The Board has developed a mandate that sets out written terms of reference for the Board’s authority, responsibility and function.   The Board, as a whole or through its committees, periodically reviews and assesses our policies and guidelines, as well as governance practices, to ensure they are appropriate and current.

The Board is comprised of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance of the Company.  The Board has established four committees that each play a role in our business:

•	Audit Committee
•	Compensation and Benefits Committee (“Compensation Committee”)
•	Nominating and Corporate Governance Committee
•	Environmental, Health, Safety, Sustainability and Community Engagement Committee (“HSEC Committee”)

Each committee acts on issues that fall within its purview and on matters that overlap between committees.  The Board has developed charters for each of its committees which establish their specific roles and responsibilities.  Committee members are appointed annually following LAC’s annual general meeting of shareholders.

In fulfilling its governance responsibilities, the Board has delegated significant responsibility for corporate governance matters to the Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee is responsible for developing and implementing governance best practices.  The Nominating and Corporate Governance Committee is tasked with reporting, advising and making recommendations on governance related matters to the Board.  See below for a more detailed description of the Nominating and Corporate Governance Committee’s composition, function and responsibilities. As described above, promptly upon completion of the Project Investment and the Meeting, the Board will establish a committee with the mandate and authority to complete a full and comprehensive review of the Company’s corporate governance structure, policies and practices.

In addition, the Board relies on management to ensure it is conducting everyday business to the appropriate standards and also to provide regular, complete reports to the Board and its committees.  The Company is not indebted to any of its directors.

The Board works with management to develop strategic direction, including matters relating to the Company’s long-range strategic opportunities and risks.  The Board and management regularly discuss strategic issues at Board meetings and as needed throughout the year.

Composition of the Board and Independence

The Board currently consists of nine directors, five of whom qualify as independent directors under the Corporate Governance Disclosure Rules.  Independence is in part a legal and regulatory construct, but is also evaluated on the basis that such directors are able to act objectively in an unfettered manner, free from material relationships with the Company or its management.  For further information see the NI 58-101 disclosure set forth in Schedule A to this Circular.

In addition to its TSX listing, LAC is also listed on the NYSE, which applies different requirements in respect of director independence.  However, as a foreign private issuer, LAC is exempt from the NYSE and SEC corporate governance standards, and accordingly, does not report on its compliance with them.

Diversity

The Company has significant assets and operations in both North and South America, and this geographic breadth is further complemented by regional and local diversity.  As such, LAC enjoys a multi-faceted and multi-cultural work force that brings a wide array of experience, knowledge, background, culture and heritage to the business.

Diversity encompasses the varied characteristics that make individuals unique from one another, whether that be gender, ethnicity, age, race, religion, disability, cultural and socio-economic background, nationality, sexual orientation, language, educational background, or expertise.  Diversity encourages varied perspectives and an enhanced ability to critically evaluate how the Company operates and interacts with various stakeholders.  Awareness and promotion of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance.  These attributes also assist LAC in integrating international business standards and practices into all of our operations, while being mindful of regional and local norms.  The Company believes that diversity and inclusion are complementary to LAC’s long-term success.

While gender is only one aspect of diversity, it is an emerging area of focus for the Company.  Mining has historically been considered an industry with few opportunities for women for a variety of reasons.  Among other consequences, the mining industry has not been regarded as an attractive career choice for women, and this further perpetuates the traditionally low representation of female employees and leaders.  Although we have a high level of female employees at the corporate level, we seek to affect an increase in the number of women holding senior leadership roles through to the Board level.  We are also looking for opportunities to enhance awareness of diversity issues and to create a positive environment for change throughout our organization.

Board and Senior Management Diversity

Like the Company’s business as a whole, LAC also considers it important to have diversity amongst the Board and senior management team.

The Company will consider the principle of diversity, referring to those varied characteristics that make individuals unique from one another, when recruiting, developing and appointing Board members and members of the senior management team, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company.  While recruitment, development and appointments for the Board and senior management team will be primarily merit-based in order to ensure that their composition will ultimately reflect the particular skills, knowledge and experience that are required to effectively run the Company’s business, due consideration will also be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity might have on LAC’s business.

The Nominating and Corporate Governance Committee will have the most direct impact on developing diversity amongst Board members as a result of its oversight responsibilities on Board composition and function, and with regard to the nomination of candidates to fill Board vacancies.  Similarly, the Chief Executive Officer, together with the Nominating and Corporate Governance Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Company’s senior management team.  As such, the Nominating and Corporate Governance Committee and the CEO are in unique positions to encourage diversity by recognizing diversity as a factor for consideration when fulfilling their responsibilities with respect to nominating, recruiting, hiring and promoting persons for the Board and senior management.

While the Company has not set formal targets for female representation on the Board or in senior management, LAC believes that the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company is achievable.  As of the date of this Circular, LAC has one Board member who is a woman.  LAC does not have any executive officers who are female.  The Company intends to actively pursue diversity, and in particular gender diversity, in future nominations.

In-Camera Meetings

Independent members of the Board are able to meet without the non-independent directors and management at Board meetings.  At the end of most meetings of the Board, the independent directors of the Board hold an in-camera session at which non-independent members and management are not in attendance.  At these in-camera sessions all directors in attendance are encouraged to raise any concerns or issues that they may have.  There is no fixed duration for these sessions.  For the financial period ended December 31, 2018, there were 11 in-camera sessions conducted following Board meetings.  These in-camera sessions are led by the Chairman of the Board, or another independent Board member should the Chairman not be in attendance.  In addition, the Audit Committee holds in-camera sessions with the auditors or amongst themselves at each meeting.  Other committees of the Board, in particular the 2018 Special Committee and the special committee formed for the Project Investment, also hold in-camera sessions when and as required.

Board Skills Matrix

As part of LAC’s ongoing efforts to ensure the Company has the appropriate combination of skills and experience on the Board, the Nominating and Corporate Governance Committee has assessed the Board members based on a skills matrix and identified the various areas of expertise that are necessary to provide effective stewardship for the Company.  Each director nominee was asked to consider the various areas of expertise identified below and identify whether they consider themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of our nominees:

Areas of Expertise		General Competencies	Experienced Competencies	Core Competencies
Industry	Exploration	6	3	**
	Mine Development/Operations	3	6	**
	Lithium Industry	3	2	4
	Health, Safety, Environment	4	4	1
Operational	Human Resources	2	6	1
	Business Development	**	4	5
	Executive Compensation	1	8	**
Financial	Financial Literacy	**	4	5
	Capital Markets	1	3	5
	Banking/Project Finance	2	3	4
Legal/Regulatory	Securities/Corporate Law	4	5	**
	Government Policy / Relations	4	4	1
	Corporate Governance	1	7	1
Leadership	Public Company Executive	1	3	5
	Board Experience	1	5	3
	Strategic Leadership	2	**	7

Board Education

The Company believes in the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors and emerging trends in the mining industry.

In addition to the wide range of information provided to the Board at scheduled meetings, senior management and professional advisors also regularly provide presentations to the Board on specific aspects of the business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial.  In some cases, external consultants are invited to address the Board.  Board members are also encouraged to attend seminars, conferences and professional development events.

Visits to LAC’s mineral projects are also important educational opportunities.  Directors have been and will continue to be given tours of the properties to give the directors additional insight into the business and to encourage interaction with local management and personnel.  In addition, all Board members are provided with detailed quarterly management reports regarding the business and operations.

The following table lists the educational activities, excluding conferences and seminars of a general nature, undertaken by Board members from the beginning of the last financial year to the date of this Circular:

Topic	Presented / Hosted By	Attended By
Audit Committee Effectiveness Course	Institute of Corporate Directors	Gary Cohn
Ganfeng Lithium Plant Tours	Ganfeng Lithium	All members of the Board.
Various CPA Continuing Professional Development seminars	Various	Fabiana Chubbs (director nominee)

During the 2017 calendar year, the then-current members of the Board participated in a site visit to the Cauchari-Olaroz project as well as a Board orientation session.

Board Committees

The Board currently has four standing committees, as described below.  Membership in each committee, as of the date of this Circular, is set forth below:

Audit Committee	Compensation and Benefits Committee	Nominating and Corporate Governance Committee	Health, Safety and Environmental Committee
Gary Cohn (chair) Jean Fraser George Ireland	Jean Fraser (chair)(1) Gary Cohn Wang Xiaoshen	George Ireland (chair) Gary Cohn Jean Fraser Chaiwat Kovavisarach	Gabriel Rubacha (chair) Franco Mignacco

Notes:

(1)

Mr. Evans served as Chair of the Compensation and Benefits Committee and a member of the Audit Committee during calendar 2018, until his appointment as President and COO of the Company in September 2018, and concurrent resignation from his position as a director. Following such appointment, the only members of the Compensation and Benefits Committee were Ms. Fraser and Mr. Wang, and the only members of the Audit Committee were Messrs. Cohn and Ireland, until Ms. Fraser’s appointment to the Audit Committee in November 2018. Mr. Cohn was appointed to the Compensation and Benefits Committee in early 2019, and Ms Fraser was formally confirmed as chair of the committee at such time.

In addition, during 2018, the Board formed a special committee to supervise the 2018 Transaction comprised of Jean Fraser (chair), Gary Cohn, George Ireland and Chaiwat Kovavisarach.

Audit Committee

The Audit Committee is currently composed of three directors, each of whom is an independent director for the purposes of the Corporate Governance Disclosure Rules and as required by the Audit Committee Charter.  The Audit Committee regularly holds in-camera sessions without management present.

The chair of the Audit Committee is Gary Cohn.

All members of the Audit Committee are financially literate, they have the ability to read and understand a company’s financial statements, including its balance sheet, income statement and cash flow statement.

Based on their business and educational experiences, each Audit Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. A majority of the members of the Audit Committee have had several years of experience in senior executive roles and as board members of significant business enterprises in which they assumed substantial financial and operational responsibility. In the course of these duties, such members have gained a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the financial statements and accounting processes, and to the assessment of the independent external auditor’s qualifications and independence.  In this regard, the Audit Committee has primary responsibility for the oversight of the Company’s financial reporting, accounting systems and internal controls.

The Audit Committee’s primary areas of responsibility include:

•	Public filings, policies and procedures in respect of financial information
•	External auditors
•	Internal controls and financial reporting
•	Internal audit
•	Financial compliance and risk management

The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditor, as it determines necessary to carry out its duties.  LAC will pay the costs of such advisors.  The Audit Committee also has oversight responsibility for internal audit group and function, and reviews and assesses internal audit findings.  Additional information relating to the Audit Committee is contained in our Annual Information Form for the year ended December 31, 2018, under the heading “Audit Committee” and in Appendix A thereto.

Compensation Committee

The Compensation Committee is currently comprised of three directors, each of whom is an independent director as required by the Compensation Committee Charter and for the purposes of the Corporate Governance Disclosure Rules.  The Compensation Committee holds in-camera sessions without management present when appropriate.

As of the date of this Circular, the Chair of the Compensation Committee is Jean Fraser. Mr. Evans served as Chair of the Compensation and Benefits Committee and a member of the Audit Committee during calendar 2018, until his appointment as President and COO of the Company in September 2018, and concurrent resignation from his position as a director. Following such appointment, the only members of the Compensation and Benefits Committee were Ms. Fraser and Mr. Wang, and the only members of the Audit Committee were Messrs. Cohn and Ireland, until Ms. Fraser’s appointment to the Audit Committee in November 2018. Mr. Cohn was appointed to the Compensation and Benefits Committee in early 2019, and Ms Fraser was formally confirmed as chair of the committee at such time.

The Compensation Committee reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning of our executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure and our incentive programs.  The Compensation Committee annually reviews and makes recommendations to the Board for approval with respect to annual and long-term corporate goals and objectives relevant for determining the compensation of our CEO and other management members, and annually reviews the performance of our CEO relative to the goals and objectives established.

More details about the Compensation Committee and its work can be found in the Executive Compensation section of this Circular.

HSEC Committee

The HSEC Committee currently consists of two directors, being Gabriel Rubacha and Franco Mignacco, both of whom are non-independent.  LAC believes that the HSEC Committee should have representation from management because those persons are in the best position to analyse any specific issues that arise in this area, as well as to effect and implement any desired changes or policies.

The chair of the HSEC Committee is Gabriel Rubacha.

The main purpose of the HSEC Committee is to ensure that:

•	the health and safety of employees and contractors at LAC’s project sites is protected;
•	employees are adequately trained to practice safe mining techniques and to avoid environmental hazards while performing their employment activities; and
•

the operation of all mines and the development of new projects is conducted in an environmentally and socially responsible manner by applying prudent design and operating practices and by educating and training the employees and contractors who work for us.

The proper care of the environment and the health and safety of employees is integral to the business, employees and the communities in which we operate.  Accordingly, we have directed our operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies.  This includes a commitment to, among other things:

•

complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which they operate, and additional environmental standards and practices that are voluntarily adopted by us;

•	exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts;
•

educating employees regarding environmental matters and promoting employee participation in minimizing environmental impacts and behaving in a manner which recognizes the Company’s social responsibility;

•	conducting regular reviews and reporting findings to management and the Board in respect of health, safety, environmental and community issues; and
•

the continual improvement of environmental performance, the prevention of pollution and the mitigation of environmental impacts through the design and implementation of sound environmental management systems.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of four directors, each of whom is an independent director as required by the Nominating and Corporate Governance Committee Charter, and for the purposes of Corporate Governance Disclosure Rules.

The Chair of the Nominating and Corporate Governance Committee is George Ireland.

The Nominating and Corporate Governance Committee has, among other things, the following duties and responsibilities:

•	Assisting the Board in providing efficient and effective corporate governance for the benefit of shareholders.
•	Identifying and evaluating possible nominees for the Board.
•	Director education.
•	Evaluating the performance of each individual director.
•	Reviewing our Code.

The Nominating and Corporate Governance Committee reviews and makes recommendations to the Board with respect to the composition of the Board and its committees.  The Nominating and Corporate Governance Committee reviews the skills and independence of all nominees and recommends our corporate governance disclosure to the Board. As described above, promptly upon completion of the Project Investment and the Meeting, the Board will establish a committee with the mandate and authority to complete a full and comprehensive review of the Company’s corporate governance structure, policies and practices.

Director Attendance

Attendance records of directors at Board meetings and at meetings of the committees of the Board of which they were members for the year ended December 31, 2018 are set forth above, other than Ms. Fraser, along with the directors’ biographies and other information, under the heading “Nominees”. Although the Company strives to schedule Board and committee meetings at convenient times for all members, due to travel schedules, and the diverse, international nature of the members of the Board and committees, ensuring that each member is able to attend can be challenging. In 2018, Ms. Fraser attended 10 of 11 Board meetings, 4 of 4 Compensation and Benefits Committee meetings, 2 of 2 Nominating and Corporate Governance Committee meetings, and chaired 6 of 6 2018 Special Committee meetings.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

EXECUTIVE COMPENSATION

Named Executive Officers

The Named Executive Officers (“NEO”) for the purposes of National Instrument 51-102 Continuous Disclosure Obligations are as follows:

•	Tom Hodgson, the Chief Executive Officer (“CEO”) of the Company (prior to his retirement in May 2019);
•	Eduard Epshtein, the Chief Financial Officer (“CFO”) of the Company;
•	John Kanellitsas, Executive Vice-Chairman of the Company;
•	Jonathan Evans, President and Chief Operating Officer (“COO”) of the Company (prior to his appointment as CEO following Mr. Hodgson’s retirement in May 2019);
•	Gabriel Rubacha, President of South American Operations; and
•	Alexi Zawadzki, President of North American Operations.

Jonathan Evans was appointed to his role as President and COO of the Company in September 2018. Although his compensation for the pro-rated period from September-December 2018 would not otherwise qualify him as an NEO, the Company believes that given his appointment to the role of CEO, President and a director of the Company in May 2019, it is appropriate to include him here.

Compensation Discussion and Analysis (“CD&A”)

The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee ensures that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy. See above and “Schedule A Corporate Governance Practices Compensation” for additional details on the responsibilities, powers and operations of the Compensation Committee.

As of the date of this Circular, the Compensation Committee is comprised of Jean Fraser (chair), Gary Cohn and Wang Xiaoshen, all of whom are independent directors of the Company and have the skills and experience necessary to enable them to deal with compensation matters.

See further information regarding the skills and experience of each Compensation Committee member under “Election of Directors”.

The CD&A that follows outlines the Company’s executive compensation components and philosophies.

Executive Compensation Philosophy and Objectives

The Company’s principal goal is to create value for its shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation must align with the interests of the Company’s shareholders – the goal of the executive officers should be to maximize long-term shareholder value;
2.	Compensation must be performance sensitive – compensation for executive officers should be linked to the Company’s operating and market performance; and

3.

Compensation should be competitive to attract and retain talent – the compensation provided to the Company’s executive officers should be competitive with the market in order to retain existing members of the management team who are performing according to their objectives and to attract new individuals of the highest calibre.

The Company designed its long-term incentive executive compensation program for executives to encourage, compensate and reward employees on the basis of individual and corporate performance, and to align the interests of executive officers with the interest of shareholders.

This alignment of interests is achieved by making long-term equity-based incentives a significant component of executive compensation (on the assumption that the performance of the Common Share price over the long-term is an important indicator of long-term performance).  As part of the adoption of a formal compensation program, in 2016 the Company adopted a new equity incentive plan.  See “Securities Authorized for Issuance Under Equity Compensation Plans”.

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral projects, corporate finance and management. The mineral exploration and development industry is competitive and active for executive officers and other employees.  Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive compensation.

In 2018, the Company’s Compensation Committee engaged Willis Towers Watson (“WTW”), a major international adviser on executive and director compensation matters, to review the Company’s compensation arrangements for the Board and long-term incentive compensation arrangements for executives, and to recommend changes where appropriate. In order to complete its analysis, WTW selected a peer group based on market capitalization, stage of projects and type of projects (the “Peer Group”). The Peer Group is comprised of the following companies: Lundin Gold Inc., Continental Gold Inc., Galaxy Resources Limited, Syrah Resources Limited, Sabina Gold & Silver Corp., Pilbara Minerals Limited, Cobalt 27 Capital Corp., Orocobre Limited, Altura Mining Limited, Nemaska Lithium Inc. and Global Geoscience Limited. The report prepared by WTW recommended an increase to the annual Board retainer fees and certain changes to the Company’s long-term incentive compensation for executives, which recommendations were addressed during the fiscal year ended December 31, 2018.

Prior to making its recommendations to the Board, the Compensation Committee typically reviews data related to the compensation programs of companies that are similar in size to the Company and operate within the mining exploration and development industry. The purpose of this process is to:

(a)	understand the competitiveness of current pay levels for each of the Company’s executive positions relative to companies with similar revenues and business characteristics;
(b)	identify and understand any discrepancies that may exist between the Company’s compensation levels and market compensation levels; and
(c)	establish a basis for developing salary adjustments and incentive awards for the Compensation Committee’s recommendation to the Board.

Executive Compensation-Related Fees

In 2018, the Company paid WTW an aggregate fee of C$93,000. The 2017 fee for the engagement of WTW was C$42,800, which amount was paid during the financial year ended December 31, 2017.

All Other Fees

Other than WTW described above, no other third party was engaged to provide any other compensation-related services to the Company during the two most recently completed financial years.

Elements of Executive Compensation

The Company utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the recommendation of the Compensation Committee, has implemented a compensation structure intended to align the interests of the executive officers with those of the shareholders. It is comprised of three elements: first, executive officers are paid a salary; second, the Board awards executive officers long-term incentives in the form of equity-based compensation; and third, the Board may award cash and/or share bonuses for performance that results in a significant increase in shareholder value. During the year ended December 31, 2018, the bonus awards to the CEO, Executive Vice-Chairman and President/COO were determined with reference to a set of key performance indicators (“KPIs”) adopted by the Compensation Committee that reflect an emphasis on health and safety, project advancement, capital discipline and budgeting, environmental and sustainability, and overall corporate performance as reflected in the market performance of the Common Shares.

Base salary comprises the portion of executive compensation that is fixed, whereas equity incentives and cash or share bonuses represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer has met or exceeded his or her applicable performance expectations; (ii) market performance of the Common Shares; and (iii) the Company’s liquidity and ability to raise further capital in the prevailing economic environment.

The Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective NEOs role and responsibilities within the Company. The focus is on remaining competitive in the market with respect to “total compensation” as opposed to within any one component of executive compensation.

Compensation for the most recently completed financial year should not be considered an indicator of expected compensation levels in future periods.  All compensation is subject to and dependent on the Company’s financial resources and prospects.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the NEOs.  Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company’s long-term success. In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following criteria:

(a)	the particular responsibilities related to the position;
(b)	salaries paid by comparable businesses;
(c)	the experience level of the executive officer; and
(d)	his or her overall performance or expected performance (in the case of a newly hired executive officer).

The Compensation Committee makes an assessment of these criteria, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive officer and employee compensation levels.

Equity Incentive Based Awards (Long-Term Compensation)

On December 15, 2015, the Board, on the recommendation of the Compensation Committee, adopted the Plan, which permits the Company to award Options to its executives and directors, RSUs and restricted share rights with performance vesting conditions (“PSUs”) to its executives and directors and deferred share units (“DSUs”) to its directors.  For additional information on the nature of the equity incentives the Company awards, and the terms and conditions of the Plan that govern such awards, see “Summary of the Plan”. The Plan was subsequently approved by shareholders of the Company at the annual general meeting held on March 30, 2016. Effective August 15, 2016, the Board made certain non-substantive amendments to the Plan, as it pertained to United States participants under the Plan.

To provide the Company with the increased flexibility to grant equity incentives, the Plan shifted the maximum number of Common Shares issuable thereunder from a fixed number to a rolling plan whereby the maximum number of shares issuable is tied to the Company’s total issued and outstanding share capital. For additional information see “Summary of the Plan”.

The Compensation Committee and the Board from time to time determines the Option, RSU, PSU and DSU grants to be made pursuant to the Plan.  Previous grants of Options, RSUs, PSUs and DSUs are taken into account when considering new grants.  For details on the Awards (defined below) granted to the Company’s NEOs and directors during the financial year ended December 31, 2018 see “Incentive Plan Awards Outstanding Share Based Awards and Option Based Awards” and “Director Compensation Outstanding Share Based Awards and Option Based Awards”.

Encouraging its executive officers and employees to become shareholders is, in the committee’s view, an efficient way to align their interests with those of shareholders. Historically, the Compensation Committee maintained the belief that it is important to award Options as part of an overall compensation package. However, following the 2018 review of the Company’s Board compensation and long-term incentive compensation for executives by WTW, on the recommendation of the Compensation Committee, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively), and DSUs to directors, rather than Options. For additional information see “Summary of the Plan”.

Bonus awards (Short Term Incentive Compensation)

The Compensation Committee approves the bonus awards for each of the NEOs.  Bonus awards are set with the goal of retaining executive officers critical to the Company’s long-term success. In determining bonus awards for each NEO, the Compensation Committee considers:

(a)the particular responsibilities related to the NEOs position;

(b)his or her overall performance during the fiscal year; and

(c)the Company’s overall performance during the fiscal year.

Bonus awards are discretionary and may or may not be granted depending on relevant prevailing factors in any given year.  In particular, the Compensation Committee makes an assessment of the above-noted criteria on an annual basis, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, determines the appropriate bonus award for each NEO. Such bonus awards may be paid in cash, RSUs or a combination of both.

Other Compensation Objectives

While it has not been a formal requirement of the Company, NEOs are encouraged to hold a share ownership position in the Company.  The Company does not have a policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated as the Company at this stage does not base incentive plan compensation on the achievement of objective metrics.

The Company has a Corporate Disclosure, Confidentiality and Securities Trading Policy in place that prohibits NEOs and directors from engaging in short-term or speculative transactions involving the Company’s securities that are designed to hedge or offset a decrease in the market value of the Company’s securities granted as compensation or held, directly or indirectly, by an NEO or director.

Management of Risks

The Compensation Committee and the Board regularly assess the implications of the risks associated with the Company’s compensation policies and practices.  The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment.  Through the Compensation Committee Charter, the Compensation Committee has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors.  The Company has policies in place to mitigate compensation policies and practices that could encourage NEOs to take inappropriate and excessive risk.  All material contracts and agreements have to be approved by the Board. The Board also approves annual and capital budgets.

Performance Graph

The graph and table on the following page compares the cumulative shareholder return on a $100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from September 30, 2013 to December 31, 2018:

            Note:  The Company changed its fiscal year end from September 30 to December 31, effective in 2016.

As shown in the foregoing graph, during the fiscal year ended December 31, 2018, the Company’s Common Share prices did not perform better than the S&P/TSX Composite Index for the 2018 calendar year, but has still exceeded its performance over a five-year span. The Company believes that in 2018, the market price of it’s Common Shares reflects a softening in lithium-related stocks generally, but otherwise the positive political and economic climate change in Argentina, advancement of the Project to the development stage, financing of the Project joint venture and increase in demand and market price for lithium contributed to the increase in the Company’s share price over the five-year period.

The trend in overall compensation paid to the Company’s executive officers over the past three years has not directly tracked the performance of the market price of the Common Shares, or the S&P/TSX Composite Index. Given the Company’s stage of development share price is very volatile, and is currently not a significant factor in cash compensation consideration. The value of long-term incentive compensation in the form of Options, PSUs and RSUs is influenced by the Company’s share price performance.

Equity Incentive Awards

The Plan provides for the grant of Options, DSUs, PSUs and RSUs to directors, executive officers and key employees and consultants of the Company and its subsidiaries.  Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company.

The maximum number of Options, DSUs, PSUs and RSUs which may be granted under the Plan is equal to 10% of the Company’s issued and outstanding Common Shares from time to time.  The Company cannot increase such percentage without shareholder approval. For additional information see “Summary of the Plan” and the description of the short- and long-term equity incentive elements of the Company’s compensation practices above.

Summary Compensation Table

The following table sets forth all direct and indirect compensation to NEOs for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2018, December 31, 2017 and December 31, 2016 (note that this financial year was for a fifteen month period from October 1, 2015 to December 31, 2016) in respect of each NEO.

Name and Principal position	Year(1)	Salary (US$)(6)	Equity-Based Compensation (US$)		Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total compensation (US$)
			Share-based awards (US$)(6)(7)(8)	Option-based awards (US$)(3)(7)	Annual incentive plans(8)
Thomas Hodgson(2)(4) CEO	2018 2017 2016	$350,000 $312,500 $327,994	$175,000 $2,584,111 $218,904	$339,528 $721,109 $101,700	$175,000 $712,500 N/A	N/A N/A N/A	N/A N/A N/A	$1,039,528 $4,330,220 $648,598
John Kanellitsas(2) Executive Vice-Chairman	2018 2017 2016	$350,000 $312,500 $350,080	$175,000 $2,584,111 $218,904	$339,528 $721,109 $101,700	$175,000 $712,500 N/A	N/A N/A N/A	N/A N/A N/A	$1,039,528 $4,330,220 $670,684
Jon Evans(4) President and COO	2018 2017 2016	$113,333 N/A N/A	N/A N/A N/A	$138,289 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$251,622 N/A N/A
Eduard Epshtein(3) CFO	2018 2017 2016	$220,000 $213,333 $230,956	$62,500 $118,895 $72,968	$138,890 $279,661 $89,850	$62,500 N/A N/A	N/A N/A N/A	N/A N/A N/A	$423,890 $611,889 $393,774
Gabriel Rubacha(4)(5) President of South American Operations	2018 2017 2016	$300,000 $200,000 $9,000	$281,182 $737,635 N/A	$217,577 $469,954 $39,416	$120,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	$918,759 $1,407,589 $48,416
Alexi Zawadzki(4) President of North American Operations	2018 2017 2016	$300,000 $196,764 $43,860	$54,727 $226,502 N/A	$189,641 $402,157 $62,308	$240,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	$784,368 $825,423 $106,168

Notes:

(1)

Financial years ended December 31, 2018, December 31, 2017 and December 31, 2016 (fifteen month period from October 1, 2015 to December 31, 2016). The Company changed its fiscal year end from September 30 to December 31, effective 2016.

(2)	During the year ended December 31, 2018, Messrs. Hodgson, Kanellitsas and Rubacha were also directors of the Company, and received $Nil fees in connection therewith.
(3)

This column includes the grant date fair value of all Options granted and vested during the year.  All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with International Financial Reporting Standards 2 (“IFRS 2”), Share-based Payment.  The fair values were estimated using the Black-Scholes valuation model with the assumptions as described in Note 9 to the Company’s audited consolidated financial statements for the year ended December 31, 2018. The grant date fair value is not necessarily the value of the Option to the individual over time, or the value that might ultimately be derived from the exercise of such Options.  The Black-Scholes option pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an options valuation model, and because it is the same model the Company uses to value Options for financial reporting purposes.

(4)

Mr. Evans was appointed as President and COO in September 2018, and appointed as CEO, President and a director in May 2019 following Mr. Hodgson’s concurrent retirement. Mr. Rubacha was appointed as President of South America Operations in May 2017. Mr. Zawadzki was appointed as President of North America Operations in August 2017.

(5)	Mr. Rubacha continues to hold 12,418 DSUs earned while he was an independent director of the Company. Mr. Evans continues to hold 9,747 DSUs earned while he was an independent director of the Company.
(6)

During the fifteen-month period ended December 31, 2016, the Company implemented the Plan that allows the grant of RSUs, PSUs and DSUs.  The amount of equity-settled payment arrangements is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.

(7)

Thomas Hodgson’s salary was denominated in C$ until May 2016 at which time it became denominated in US$. Eduard Epshtein’s salary was also paid in C$ until May 2016 at which time it became denominated in US$. Average foreign exchange rate for the period as published by Bank of Canada was used for the conversion of C$ to US$.  The same foreign exchange conversion method was used for conversion of share-based awards and Option-based awards.

(8)

In September 2017, in recognition of the successful completion of the Company’s raising of a total of US$285 million from Ganfeng Lithium and Bangchak, without the assistance of outside investment bankers, the Company awarded special one-time bonuses to each of the CEO and Vice-Chairman, equal to 1% respectively of the capital so raised. These one-time bonuses of US$2.85 million were paid as 25% in cash and 75% in RSUs, and are reflected above in each case in the figures for Share-based awards ($2,137,500) and Annual Incentive Plans ($712,500). The remaining amounts reflected under Share-based Awards reflect the granting of RSUs on the recommendation of the Compensation Committee in regard to achievement of the enunciated KPIs for the CEO and Vice-Chairman as summarized above.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Fair Value of Stock Option Grants, RSUs, PSUs and DSUs

The Company grants Options, DSUs, PSUs and RSUs to buy Common Shares to directors, officers, employees and service providers, however, following the 2018 review of the Company’s Board compensation and long-term incentive compensation for executives by WTW, on the recommendation of the Compensation Committee, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively), and DSUs to directors, rather than Options. The fair value of Options granted by the Company is treated as compensation costs in accordance with IFRS 2, Share-based Payment.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

In March 2016 the Company implemented the Plan that allows the grant of RSUs, PSUs and DSUs.  The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earning over the vesting period.

Employment Agreements

The Company has entered into employment agreements with each of its NEOs. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive, the compensation and benefits to be provided by the Company in exchange for the executive’s services and the compensation and benefits to be provided by the Company in the event of a termination of employment.

Set forth below is a summary of the significant terms of the employment agreement or arrangement of each of the Company’s NEOs.

Employment Agreement – Chief Executive Officer

During the year ended December 31, 2018, pursuant to an executive employment agreement between the Company and Mr. Hodgson dated effective May 1, 2016 (the “Hodgson Agreement”), Mr. Hodgson was employed as Chief Executive Officer of the Company with an annual salary of US$350,000.  The Company agreed to reimburse Mr. Hodgson for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as CEO.  In May 2019, Mr. Hodgson retired from his position as CEO and a director of the Company.

For information regarding the termination provisions of the Hodgson Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – Executive Vice-Chairman

Pursuant to an executive employment agreement between the Company and Mr. Kanellitsas dated effective May 1, 2016 (the “Kanellitsas Agreement”), Mr. Kanellitsas is employed as Executive Vice-Chairman of the Company with an annual salary of US$350,000.  The Company reimburses Mr. Kanellitsas for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as Executive Vice-Chairman.

For information regarding the termination provisions of the Kanellitsas Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – President and Chief Operating Officer

During the last four months of the year ended December 31, 2018, pursuant to an executive employment agreement between the Company and Mr. Evans dated effective September 1, 2018 (the “Evans Agreement”), Mr. Evans was employed as President and Chief Operating Officer of the Company with an annual salary of US$340,000.  The Company reimbursed Mr. Evans for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as President and Chief Operating Officer. Following Mr. Hodgson’s retirement in May 2019, Mr. Evans was appointed to the role of CEO, President and a director of the Company.

For information regarding the termination provisions of the Evans Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – Chief Financial Officer

Pursuant to an executive employment agreement between the Company and Mr. Epshtein dated effective December 1, 2010, as amended by a letter agreement between the Company and Mr. Epshtein dated October 15, 2012 and by an amendment agreement dated effective March 10, 2014 (collectively the “Epshtein Agreement”), Mr. Epshtein is employed as the CFO of the Company.  Effective May 1, 2017, his annual salary was increased to US$220,000.  The Company also reimburses Mr. Epshtein for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as CFO.

For information regarding the termination provisions of the Epshtein Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement –President of South American Operations

Pursuant to an executive employment agreement between the Company and Mr. Rubacha dated effective May 1, 2017 (the “Rubacha Agreement”), Mr. Rubacha is employed as President of South American Operations with the base annual salary of US$300,000.  The Company reimburses Mr. Rubacha for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as President of South American Operations.

For information regarding the termination provisions of the Rubacha Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – President of North American Operations

Pursuant to an executive employment agreement between the Company and Mr. Zawadzki dated effective August 15, 2017 (the “Zawadzki Agreement”), Mr. Zawadzki is employed as President of North American Operations with the base annual salary of US$300,000.  The Company reimburses Mr. Zawadzki for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as President of North American Operations.

For information regarding the termination provisions of the Zawadzki Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Incentive Plan Awards

Outstanding Share Based Awards and Option Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at December 31, 2018, including awards granted before the most recently completed financial year, to each of the NEOs, on a post-Consolidation basis.

	Option-based Awards(2)(4)				Share-based Awards(4)
Name	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)(3)	Market or payout value of share-based awards not paid out or distributed (C$)(3)
Thomas Hodgson CEO(5)	100,000 35,505(2) 299,820(2) 160,000 160,000	2.35 1.69 1.43 4.90 8.05	Mar. 30, 2021 Feb. 12, 2020 July 16, 2019 April 4, 2022 Sept. 14, 2022	196,000 93,023 863,482 N/A N/A	610,097	2,629,517	N/A
John Kanellitsas Vice-Chairman	100,000 35,505 220,920(2) 160,000 160,000	2.35 1.69 1.43 4.90 8.05	Mar. 30, 2021 Feb. 15, 2020 Jul. 16, 2019 April 4, 2022 Sept. 14, 2022	196,000 93,023 636,250 N/A N/A	744,332	3,098,069	N/A
Jonathan Evans President and COO(5)	60,000	8.05	Sept. 14, 2022	N/A	193,186	832,632	N/A
Eduard Epshtein CFO	50,000 65,000 30,000 30,000 80,000	2.35 1.50 3.45 4.90 8.05	Mar. 30, 2021 Oct. 5, 2020 Aug. 15, 2019 April 4, 2022 Sept. 14, 2022	98,000 182,650 25,800 N/A N/A	107,119	461,683	N/A
Gabriel Rubacha President of South American Operations	40,000 100,000 100,000	2.35 5.00 8.05	Mar 30, 2021 May 16, 2022 Sept. 14, 2022	78,400 N/A N/A	310,770	1,339,418	N/A
Alexi Zawadzki President of North American Operations	30,000 70,000 100,000	4.55 4.90 8.05	Aug. 30, 2021 April 4, 2022 Sept. 14, 2022	N/A N/A N/A	113,413	488,810	N/A

Notes:

(1)

The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2018 of C$4.31 and the exercise price of the Options.

(2)

Pursuant to the terms of the Arrangement Agreement between the Company and former Lithium Americas Corp. dated June 30, 2015, the options to purchase common shares in former Lithium Americas Corp. held by Messrs. Hodgson,  and Kanellitsas were exchanged for Options to purchase common shares in the Company.  All other terms and conditions of these Options including the term to expiry, vesting and conditions to and manner of exercising remained the same as was set out in the original option to purchase common shares in former Lithium Americas Corp.

(3)	The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the TSX on December 31, 2018 of C$4.31.
(4)

The Company’s audited consolidated financial statements for the year ended December 31, 2018 use C$ for reporting Options and share-based awards and the table above is consistent with the presentation in note 9 thereto.

(5)

In May 2019, Mr. Hodgson retired from his role as CEO and a director, and Mr. Evans was appointed as CEO, President and a director. Previously, Mr. Evans was appointed as President and COO in September 2018. The above table reflects compensation paid during the year ended December 31, 2018, and consequently, Mr. Hodgson and Mr. Evans’ titles during the relevant periods are presented.

Incentive Plan Awards Value Vested or Earned During the Year

Other than the issuance of PSUs described herein, the Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

The following table sets forth details of the value of all awards that vested during the financial year ended December 31, 2018, for each of the NEOs.

Name	Option-based awards Value vested during the year(1) (US$)	Share-based awards Value vested during the year (US$)(2)	Non-equity incentive plan compensation Value earned during the year (US$)
Thomas Hodgson(3) CEO	277,088	62,441	175,000
John Kanellitsas Vice-Chairman	277,088	62,441	175,000
Jonathan Evans(3) President and COO	78,806	115,248	N/A
Eduard Epshtein CFO	113,379	28,506	62,500
Gabriel Rubacha President of South American Operations	174,761	443,998	120,000
Alexi Zawadzki President of North American Operations	160,117	97,544	240,000

Notes:

(1)

The “value vested during the year” with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes in accordance with IFRS 2.  The fair values were estimated using the Black-Scholes valuation model with the assumptions as described in Note 9 to the Company’s audited consolidated financial statements for the year ended December 31, 2018.

(2)	The amount of equity-settled payment arrangements is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.
(3)

In May 2019, Mr. Hodgson retired from his role as CEO and a director, and Mr. Evans was appointed as CEO, President and a director. Previously, Mr. Evans was appointed as President and COO in September 2018. The above table reflects compensation paid during the year ended December 31, 2018, and consequently, Mr. Hodgson and Mr. Evans’ titles during the relevant periods are presented.

Other Compensation and Pension Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

Termination and Change of Control Benefits

The following is a summary of the termination and Change of Control (defined below) benefits contained in each of the Hodgson Agreement, the Kanellitsas Agreement, the Evans Agreement, the Epshtein Agreement, the Rubacha Agreement and the Zawadzki Agreement (collectively, the “Employment Agreements”).

The Employment Agreements provide that: (i) the NEO may terminate his employment upon sixty (60) days’ notice or upon providing written notice of termination for good reason (which includes, without limitation, failure of the Company to pay any amount due to the NEO within fifteen (15) days of notice to the Company of such failure to pay, reduction in the NEOs title or duties or responsibilities, material adverse change in salary or benefits, or material breach by the Company of the respective Employment Agreement); (ii) the Company may terminate the NEOs employment for just cause; and (iii) the Company may terminate the NEOs employment without cause upon the payment to the NEO of twelve (12) months’ (the “Severance Period”) salary in a lump sum, the payment to the NEO of any bonus that the NEO would have earned during the Severance Period, the continuation of benefits for the NEO and payment to the NEO of all outstanding vacation pay and other compensation earned.  The Employment Agreements also provide that upon a Change of Control (as defined below), if within twelve (12) months of such Change of Control, the NEO is terminated (other than for just cause) or the NEO terminates his employment for good reason, the Company shall provide the NEO with the same payments and benefits set forth in (iii) above, except that the Severance Period will be twenty-four (24) months, instead of twelve (12) months. Payment of the foregoing amounts is, in each case, conditional upon the NEO executing a release in favour of the Company. Upon separation from the Company for any reason other than cause, the NEOs unvested RSU’s vest.

A “Change of Control” for the purposes of the Employment Agreements means, in respect of the Company: (i) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved of by a majority of the previously serving directors; (ii) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof hereafter “beneficially owns” (as defined in the BCBCA directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% percent or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever; (iii) the sale, assignment, lease or other transfer or disposition of more than 50% percent of the assets of the Company to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company); (iv) the occurrence of a transaction requiring approval of the Company’s shareholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company’s voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned subsidiary of the Company or a reorganization of the Company); or (v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

The following table discloses the estimated amounts payable to those NEOs under a termination without cause or upon the occurrence of a change of control (and assuming if necessary, that there was a termination of employment within 12 months of such change of control).   Amounts disclosed in the table below assume that the NEOs employment terminated and/or a change of control (or, as applicable, termination following the change of control) occurred on December 31, 2018.

Named Executive Officer	Termination by the Company US$	Payment due upon a Change of Control(1) US$
Thomas Hodgson(3) CEO	$700,000	$1,400,000
John Kanellitsas Vice-Chairman	$700,000	$1,400,000
Jonathan Evans(3) President and COO	$680,000	$1,360,000
Eduard Epshtein Chief Financial Officer	$440,000	$880,000
Gabriel Rubacha President of South American Operations	$600,000	$1,200,000
Alexi Zawadzki President of North American Operations	$600,000	$1,200,000

Notes:

(1)	The entitlement of the NEOs to payment upon a Change of Control is not necessarily in substitution for, and may be in addition to, amounts payable to such NEOs upon termination by the Company.
(2)	Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.
(3)

In May 2019, Mr. Hodgson retired from his role as CEO and a director, and Mr. Evans was appointed as CEO, President and a director. Previously, Mr. Evans was appointed as President and COO in September 2018. The above table reflects compensation paid during the year ended December 31, 2018, and consequently, Mr. Hodgson and Mr. Evans’ titles during the relevant periods are presented.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

At the annual general meeting held March 30, 2016, the shareholders of the Company voted to approve the Plan, which replaced a stock option plan that had been in place since 2010 (the “Old Plan”).  The Plan is intended to secure for the Company and its shareholders the benefits of incentives inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success.  All Options outstanding prior to March 30, 2016 will continue to be governed by the terms of the Old Plan. Subsequent to March 30, 2016, all Awards (as defined below) are governed by the terms of the Plan. The administration and material terms of Options granted under the Plan and the Old Plan are substantially similar.

The following information is as at the Company’s most recently completed financial year end:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, PSUs, DSUs and rights (a)	Weighted-average exercise price of outstanding Options CDN$	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the securityholders(1)	7,647,232	$5.02	1,225,556
Equity compensation plans not approved by the securityholders	N/A(2)	N/A	Nil
Total	7,647,232	$5.02	1,225,556

Note:

(1)

As at May 27, 2019, the aggregate number of Common Shares that may be reserved for issuance under the Plan (including the Old Plan) is 8,896,796, with a balance of 1,060,049 Common Shares (representing approximately 1.2% of the Company’s current issued and outstanding Common Shares) available for future grants under the Plan following shareholder approval of the Plan at the Meeting.

(2)

Does not reflect the 399,497 RSUs issued on April 10, 2019 pursuant to the Plan as a component of the Company’s short-term incentive plan, the issuance of which is subject to shareholder approval at the Meeting, see “Approval of Certain Equity Incentive Grants” above.

Annual Burn Rate under the Plan

The following sets out the annual burn rate of the Plan for the last three financial years ended December 31, 2018, 2017, and 2016, calculated by dividing the number of Awards (defined below) awarded under the Plan during the applicable financial year, by the weighted average number of Common Shares outstanding for the applicable financial year. All figures in the below table are presented on a post-Consolidation basis.

Financial Year	Number of Awards awarded under the Plan (a)	Weighted average number of Common Shares outstanding during the applicable financial year (b)	Annual burn rate ((a)/(b))
2018	1,122,233	88,598,000	1.3%
2017	4,747,000	75,979,000	6.2%
2016	2,755,000	58,360,200	4.7%

Summary of the Plan

Overview

The following is a summary of the material terms of the Plan and is qualified in its entirety by reference to the specific terms of the Plan, a copy of which is available on the Company’s profile at www.sedar.com.

The Plan provides for the grant to eligible directors and employees (including officers) of incentive stock options exercisable to purchase Common Shares (“Options”) and restricted share rights that convert automatically into Common Shares (“RSUs”) and PSUs.  The Plan also provides for the grant to eligible directors of DSUs which the directors are entitled to redeem for 90 days following retirement or termination from the Board (Options, RSUs, PSUs and DSUs are collectively referred to as “Awards”).

Following the 2018 review of the Company’s Board compensation and long-term incentive compensation for executives by WTW, on the recommendation of the Compensation Committee, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively), and DSUs to directors, rather than Options. Accordingly, 2018 and 2019 equity incentive grants reflect this policy, with RSUs being granted as short-term incentive compensation, PSUs being granted as long-term incentive compensation (although no PSUs have been granted in 2019 to date), and DSUs being awarded to directors. For a description of the terms and conditions of each such equity incentive grant, please see below. The Board intends to continue this practice for all future equity incentive grants.

Stock Options

As described above, the Company recently completed a review of its compensation practices. Accordingly, the Company has not granted any new awards of Options since Q1 2018; however, Options granted prior to such time remain outstanding and continue to be governed by the terms of the Plan.

Option Grants

The Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant Options. The number of Common Shares under option, the exercise price per Common Share, the vesting period and any other terms and conditions of Options granted pursuant to the Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the Plan.  The date of grant for the Options shall be the date the Compensation Committee approved the grant for recommendation to the Board, or for grants not approved for recommendation by the Committee, the date such grant was approved by the Board.

Exercise Price

The exercise price of any Option cannot be less than the volume weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period, Blackout Periods and Vesting

Options are exercisable for a period of five years from the date the Option is granted or such greater or lesser period as determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board, Options automatically become exercisable incrementally over a period of eighteen months from the date of grant, as to: (i) 25% of the total number of shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of shares under Option such that after the 18th month of the Option period, 100% of the Option will be exercisable.

The right to exercise an Option may be accelerated in the event a takeover bid in respect of the Common Shares is made.

When the expiry date of an Option occurs during, or within ten (10) business days following, a “blackout period”, the expiry date of such Option is deemed to be the date that is ten (10) business days following the expiry of such blackout period. Blackout periods are imposed by the Company to restrict trading of the Company’s securities by directors, officers, employees and certain others who hold Options to purchase Common Shares, in accordance with the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy and similar policies in effect from time to time, in circumstances where material non-public information exists, including where financial statements are being prepared but results have not yet been publicly disclosed.

Cashless Exercise Rights

Cashless exercise rights may also be granted under the Plan, at the discretion of the Board on the recommendation of the Compensation Committee, to an optionee in conjunction with, or at any time following the grant of, an Option. Cashless exercise rights under the Plan effectively allow an optionee to exercise an Option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise such Option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the cashless exercise right is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate Option price of all Common Shares subject to such Option by the Fair Market Value of one (1) Common Share.

Termination or Death

If an optionee dies while employed by the Company, any Option held by him or her will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no Option will be exercisable unless the Board determines otherwise. If an optionee ceases to be employed or engaged by the Company for any reason other than cause, then the Options will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner).

RSUs & PSUs

As described elsewhere in this Circular, following the 2018 review of the Company’s Board compensation and long-term incentive compensation for executives by WTW, on the recommendation of the Compensation Committee, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively) rather than Options. Accordingly, the Company’s awards of equity incentives to executive officers since Q1 2018 have been exclusively in the form of RSUs (short-term) and PSUs (long-term).

RSU & PSU Grant

The Plan authorizes the Board to grant RSUs and PSUs, in its sole and absolute discretion, to any eligible employee or director.  Each RSU or PSU provides the recipient with the right to receive Common Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Plan and with such additional provisions and restrictions as the Board may determine.  Each RSU and PSU grant shall be evidenced by a grant letter which shall be subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the Compensation Committee, deems appropriate.

Vesting of RSUs & PSUs

Concurrent with the granting of the RSU or PSU, the Board shall determine, on recommendation from the Compensation Committee, the period of time during which the RSU or PSU is not vested and the holder of such RSU or PSU remains ineligible to receive Common Shares.  Such period of time may be reduced or eliminated from time to time for any reason as determined by the Board.

In respect of PSUs only, the Board may determine, on recommendation from the Compensation Committee, additional performance-related vesting conditions, such as performance of the Company’s Common Shares against performance of a peer-group of listed issuers, individual performance metrics, or otherwise. As of the date of this Circular, the Board has only issued one grant of PSUs and such grant followed the recommendations of WTW in their 2018 report on the Company’s Board compensation and long-term incentive compensation for executives.

Accordingly, such grant of PSUs vests in its entirety on the third anniversary of the date of grant and additionally contains vesting conditions tied to the performance of the Common Shares relative to return of the listed shares of a peer group of companies. Such performance is measured relative to “Total Shareholder Return”, meaning the weighted average of 1-year and 3-year Common Share performance outcomes, measured as the change in the US dollar-denominated market value of the Common Shares, for four periods weighted as follows: 20% for year one, 20% for year two, 20% for year three, and the remaining 40% based on the aggregate performance over the entirety of the 3-year period. A multiplier is then applied against such weighted performance of the Common Shares, ranging from the target of 1.0x if the value of the Common Shares ranks in the 50th percentile in comparison to the peer-group, to a multiplier of either 0.0x or 2.0x if the value of the Common Shares under- or over-performs such peer-group for the relative period. Consequently, the number of Common Shares that may be issued upon vesting of such PSUs can vary from zero to two for each PSU granted, and can only be determined on the third anniversary of the date of grant. In accordance with the requirements of the TSX, PSUs in this Circular are presented on the basis of the maximum number of Common Shares which underly such PSUs, although at this time the Board considers the target multiplier of 1.0x to be a reasonable estimate.

Once the RSU or PSU vests, the RSU or PSU is automatically settled through the issuance of an equivalent number of underlying Common Shares as RSUs or PSU held (subject, in the case of PSUs, to their applicable vesting provisions).  Participants who are resident in Canada for the purposes of the Income Tax Act (Canada) may elect to defer some or all of any part of the Common Share grant until one or more later dates.

Retirement or Termination

In the event the participant retires or is terminated during the vesting period, any RSU or PSU held by the participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date.  In the event the participant retires or is terminated following the vesting period, the Company shall issue, and the participant shall forthwith receive, the Common Shares underlying the RSUs or PSUs. In the event of death or total disability, the vesting period shall accelerate and the Common Shares underlying the RSUs or PSUs shall be issued.

Payment of Dividends

Subject to the absolute discretion of the Board to declare dividends, in the event any such dividend is declared on the Common Shares of the Company, a participant with RSUs or PSUs which have vested but on which the underlying Common Shares have not yet been issued as a result of a deferral election shall be entitled to receive an additional number of RSUs or PSUs equivalent to the amount of the dividend such participant would have received on the underlying Common Shares based on the five-day VWAP of the Common Shares on the TSX at such time.

DSUs

As described above, non-executive independent directors are compensated by the Company and are encouraged to take all, and at least a portion, of the value of such compensation in DSUs rather than cash. Such awards of DSUs to non-executive independent directors are made quarterly, based on the five-day VWAP of the Common Shares on the TSX, and in accordance with the Plan.

DSU Grant

The Plan authorizes the Board to grant DSUs, in its sole and absolute discretion in a lump sum amount or on regular intervals to eligible directors.  Each DSU grant shall be evidenced by a DSU grant letter which shall be subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the Compensation Committee, deems appropriate.

Vesting of DSUs

Subject to deferrals in accordance with applicable tax legislation, DSUs are redeemed automatically following their vesting. If DSUs are issued with vesting conditions, each eligible director shall redeem their DSUs during the period commencing on the business day immediately following the date such director ceases to hold any directorship and ending on the 90th day following such date by providing written notice of redemption to the Company.  Upon redemption, the director shall be entitled to receive (subject to any share issuance limits in the Plan), the number of Common Shares equal to the number of DSUs in the director’s account.  If the director ceases to hold office during a year where DSUs have been granted in advance of being earned and they have not held office for the entire year, the director will only be entitled to a pro-rated issuance of shares.

Payment of Dividends

Subject to the absolute discretion of the Board to declare dividends, in the event any such dividend is declared on the Common Shares of the Company, a participant with DSUs which have vested but on which the underlying Common Shares have not yet been issued as a result of a deferral election shall be entitled to receive an additional number of DSUs equivalent to the amount of the dividend such participant would have received on the underlying Common Shares based on the five-day VWAP of the Common Shares on the TSX at such time.

Provisions Applicable to all Grants of Awards

Participation Limits

The aggregate number of Common Shares that may be issued and issuable under the Plan together with any other securities-based compensation arrangements of the Company, as applicable,

(a)	to insiders shall not exceed 10% of the Company’s outstanding issue from time to time;
(b)	to insiders within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and
(c)	to any one insider and his or her associates within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.

In no event will the number of shares that may be issued to any individual under the Plan (when combined with all of the Company’s other security based compensation arrangements, as applicable) exceed 5% of the Company’s outstanding issue from time to time.

Transferability

Pursuant to the Plan, any Awards granted to a participant shall not be transferable except by will or by the laws of descent and distribution.  During the lifetime of a participant, Awards may only be exercised by the Participant.

Amendments to the Plan

The Board may amend, suspend or terminate the Plan or any Award granted under the Plan without shareholder approval, including, without limiting the generality of the foregoing: (i) changes of a clerical or grammatical nature; (ii) changes regarding the persons eligible to participate in the Plan; (iii) changes to the exercise price; (iv) vesting, term and termination provisions of Awards; (v) changes to the cashless exercise right provisions; (vi) changes to the authority and role of the Board under the Plan; and (vii) any other matter relating to the Plan and the Awards granted thereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Company’s shares are listed;

(b)

no amendment to the Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c)

the expiry date of an Option shall not be more than ten (10) years from the date of grant of such Option, provided, however, that at any time the expiry date should be determined to occur either during a blackout period or within ten business days following the expiry of a blackout period, the expiry date of such Option shall be deemed to be the date that is the tenth business day following the expiry of the blackout period;

(d)	the Board shall obtain shareholder approval of:
(i)	any amendment to the aggregate number of shares issuable under the Plan;
(ii)	any amendment to the limitations on shares that may be reserved for issuance, or issued, to insiders;
(iii)

any amendment that would reduce the exercise price of an outstanding Option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise, the number of Common Shares available under the Plan; and

(iv)

any amendment that would extend the expiry date of any Option granted under the Plan except in the event that such Option expires during or within ten (10) business days following the expiry of a blackout period.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award pursuant thereto remains outstanding.

Share Issuance Limits

The aggregate number of Common Shares that may be subject to issuance under the Plan, together with any other securities-based compensation arrangements of the Company (including the Old Plan), shall not exceed 10% of the Company’s issued and outstanding share capital from time to time.

As of May 27, 2019, there were 4,920,175 Options, 3,446,188 RSUs (which amount includes the maximum number of Common Shares which may be issued pursuant to the outstanding PSUs) and 167,262 DSUs (representing 9.6% of the Company’s issued and outstanding share capital as at the date of this Circular) outstanding under the Plan (including the Old Plan).

Other than the Prior Grants described above, there are no entitlements to Common Shares under the Plan (including the Old Plan) which are subject to ratification by Shareholders at the Meeting.

Schedule “A”

CORPORATE GOVERNANCE DISCLOSURE

The following addresses the disclosure guidelines under National Instrument 58-101 – Disclosure of Corporate Governance Practices

BOARD OF DIRECTORS

Disclose the identity of directors who are independent.

The following persons who are being nominated as directors for our Board are considered to be “independent” within the meaning of the Corporate Governance Disclosure Rules:

•	Gary Cohn
•	George Ireland
•	Wang Xiaoshen
•	Chaiwat Kovavisarach
•	Fabiana Chubbs

Disclose the identity of directors who are not independent and describe the basis for that determination.

The Company’s non-independent directors are Jonathan Evans, by virtue of acting as Chief Executive Officer of the Company; John Kanellitsas, by virtue of acting as Executive Vice Chairman; Gabriel Rubacha, by virtue of acting as President of South American Operations; and Franco Mignacco, by virtue of acting as President of Minera Exar S.A., a 62.5% owned subsidiary of the Company.

Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of our Board is independent.  Five of nine directors qualify as independent for purposes of the Corporate Governance Disclosure Rules.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently also directors of other reporting or equivalent issuers:

•	George Ireland is also a director of Amerigo Resources Ltd., Rathdowney Resources Ltd. and Redstar Gold Corp.
•	Wang Xiaoshen is also a director of Ganfeng Lithium Corp.
•	Chaiwat Kovavisarach is a director of Bangchak Corporation Public Company, Nido Petroleum Ltd., Bangchak Corporation Plc., BCPG Plc., Asia Insurance 1950 Plc. and Bangchak Retail Limited.

Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At the end of most meetings of the Board, the independent directors of the Board hold an in-camera session at which non-independent members and management are not in attendance.  At these sessions all directors in attendance are encouraged to raise any concerns or issues that they may have.  There is no fixed duration for these sessions.  These in-camera sessions are led by the Chairman of the Board, or another independent Board member should the Chairman not be in attendance.  For year ended December 31, 2018, there were 11 in-camera sessions conducted following Board meetings.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

George Ireland is the Chairman of the Board and is an independent director.  The Board has established a written position description for the Chairman. The Chairman provides leadership to the Board and works with the CEO of the Company to advance the business of the Company.  The Chairman is also responsible for, among other things, working with the Board on strategic planning and corporate governance issues, chairing Board meetings, appointing the chairpersons of the Board committees and performance evaluations with respect to the Company, the Board and the CEO.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

For the year ended December 31, 2018, there were 11 meetings of the Board.  The attendance records of each director for the most recently completed financial year is set forth above.

BOARD MANDATE

Disclose the text of the Board’s written mandate.  If the Board does not have a mandate, describe how the Board delineates its role and responsibilities.

The Board has a written mandate.  The mandate was most recently disseminated to the shareholders in the information circular dated July 7, 2017 which is filed on SEDAR, where it is attached as Schedule B, and is also available on our website at www.lithiumamericas.com.

POSITION DESCRIPTIONS

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chairman of the Board.  The Board has not developed a written position description for the chair of each committee; however, the Board has created a written charter for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee from which the chairs of such committees delineate their roles and responsibilities.

Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO.

ORIENTATION AND CONTINUING EDUCATION

Briefly describe what measures the Board takes to orient new members regarding: (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Board does not have any formal policies with respect to the orientation of new directors. However new directors are provided with relevant materials with respect to the Company, the role of the Board, its committees and its directors, and the nature and operation of the Company’s business, as well as being oriented on relevant corporate issues by the CEO.

Directors have been and will continue to be given tours of our mineral projects.  In addition, all directors are provided with monthly management reports regarding the business and operations.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board currently does not provide a formal continuing education program for its directors, although Board members are encouraged to pursue continuing education to support their role as directors.  Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with its business and operations. Presentations by management and the Company’s advisors are also organized, as needed, to provide ongoing director education. By appointing to the Board professionals with a wide range of financial, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.

ETHICAL BUSINESS CONDUCT

Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and disclose how a person or company may obtain a copy of the code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

LAC has adopted the Code, which is applicable to its directors, officers and employees.  A copy of the Code has been filed on SEDAR at www.sedar.com and is available on the Company’s website in English and Spanish.  All directors, officers and employees of the Company are provided with a copy of the Code and must provide the Company with written acknowledgement that they have received, reviewed and understood the Code.  The Company’s Audit Committee is responsible for monitoring compliance with the Code.  To date, the Company has not been required to file a material change report relating to a departure from the Code.

The Company has also implemented the “Whistleblower Policy” with a formal procedure and website, toll-free telephone line, email and fax options for receiving and handling any complaints concerning possible breaches of the Code.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on such transactions.  The Board will additionally form special committees to ensure that any related party transactions are considered by independent directors, as applicable.

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board seeks directors who have solid track records in matters ranging from finance to exploration and mining in order to ensure a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It represents a standard for all directors, officers and employees that reinforces the seriousness of the Company’s commitment to ethical business conduct and it is mandatory for every director, officer and employee of the Company or any of its subsidiaries to acknowledge they have received, reviewed and understood the Code.

NOMINATION OF DIRECTORS

Describe the process by which the Board identifies new candidates for Board nomination.

All of the Company’s directors are involved in the search for new directors. The nominee must not have a significant conflicting public company association. Historically, experienced mining directors for an early-stage issuer have been difficult to attract as a result of the high level of activity in the mining sector. As described above, following completion of the Project Investment and the Meeting, the Board will establish a committee with the mandate and authority to complete a full and comprehensive review of the Company’s corporate governance structure, policies and practices. Subject to the results of that review, such committee may also be involved in identification of new candidates for the Board, if on completion of such review the Board considers it advisable to nominate new candidates to the Board.

Disclose whether or not the Board has a nomination committee composed entirely of independent directors.  If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee currently consists of George Ireland, Chaiwat Kovavisarach, Gary Cohn and Jean Fraser, each of whom is an independent director.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board with respect to developments in the area of corporate governance and the practices of the Board. The Nominating and Corporate Governance Committee is also responsible for reporting to the Board with respect to appropriate candidates for nomination to the Board, and for developing and recommending corporate governance guidelines to the Board.

COMPENSATION

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development.  The Compensation and Benefits Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers. In the past two years, the Board has also engaged third party consultants to review LAC’s compensation practices and made recommendations on these practices.

Disclose whether or not the Board has a Compensation and Benefits Committee composed entirely of independent directors. If the Board does not have a Compensation and Benefits Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation and Benefits Committee is currently comprised of Jean Fraser, Gary Cohn and Wang Xiaoshen, each of whom are independent directors.

If the Board has a Compensation and Benefits Committee, describe the responsibilities, powers and operation of the Compensation and Benefits Committee.

The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Company’s equity incentive plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time, to determine the remuneration of executive officers and to determine any bonuses to be awarded.  These duties are established in a written charter.

OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board also has an HSEC Committee.

Describe the role of the HSEC Committee.

The role of the HSEC Committee is to review and monitor: (i)  the environmental policies and activities of the Company on behalf of the Board and management; (ii) the policies and activities of the Company as they relate to the health and safety of employees of the Company in the workplace; (iii) the policies and activities of the Company as they relate to the Company’s interaction with community, government, and other shareholders; (iv) the policies designed to ensure the most sustainable use of all renewable and non-renewable resources consumed in conjunction with the Company’s activities.

Disclose whether or not the HSEC Committee is composed entirely of independent directors.

The HSEC Committee is a Board and management committee and is currently comprised of two non-independent directors.

ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible for establishing appropriate processes for the evaluation of the effectiveness of the Board and its members and its committees and their charters. It is also responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. For additional information related to the Company’s corporate governance review to be completed in 2019, see the discussion under “Corporate Governance” above. Other than informal assessments conducted to date, and the corporate governance review to be completed in 2019, the Board has not otherwise completed director assessments.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal.

The Board has not adopted term limits for directors or other mechanisms for board renewal.  The Nominating and Corporate Governance Committee considers both the term of service of individual directors, the average term of the Board as a whole and the turnover of directors when proposing a slate of nominees at each annual meeting of shareholders.  The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives.  The Nominating and Corporate Governance Committee has determined that currently no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

The Company does have a “Majority Voting Policy” which specifies that, if a nominee receives a majority of “withheld” votes, as opposed to a majority of votes in favour of his or her election, the individual is deemed to have tendered his or her resignation from the Board.  Upon tender of such resignation, the Board maintains a residual discretion to refuse the resignation, upon the recommendation of the Nominating and Corporate Governance Committee, within 90 days following the date of the election.

Policies Regarding the Representation of Women on the Board

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors.  If the issuer has not adopted such a policy, disclose why it has not done so.

The Company does not have a formal policy relating to the identification and nomination of women directors.  The Board identifies and evaluates candidates to become members.  The Board recognizes the valuable contributions made to board deliberations and management by people of different gender, experience and background. The Board’s approach is to focus on hiring the best quality individuals for a given position, while also encouraging diversity on the Board and in executive officer positions. In this regard, Jean Fraser was appointed to the Board in 2018 and Fabiana Chubbs is included in the slate of nominees for appointment to the Board at the Meeting. Ms. Fraser is not standing for re-election in 2019. The goal of this process is to create a Board that, as a whole, consists of individuals with various and relevant career experience, knowledge of the mining industry and financial or other specialized expertise. The Nominating and Corporate Governance Committee will monitor developments in this area while reviewing the Company’s own practices in order to adopt an approach that is meaningful for the Company.

Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board.  If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Although the Company does not have a formal policy, the Board does consider the level of representation of women on the Board in identifying and nominating director candidates.  It is contemplated that the Nominating and Corporate Governance Committee will review the composition and diversity of the Board, including the process of identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates.

Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments.  If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Although the Company does not have a formal policy, the Board does consider the level of representation of women in executive officer positions when making executive officer appointments.  In order to do so, the composition and diversity of executive officer positions will be reviewed to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available.

Issuers Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

For the purpose of this Item, a “target” means a number of percentages, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

Disclose whether the issuer has adopted a target regarding women on the issuer’s board.  If the issuer has not adopted a target, disclose why it has not done so.

While the Company recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Company is in the best interest of the Company and all of its stakeholders, the Company does not currently have any formal rules or policies in place with respect to a target of women on the issuers board or executive team.  The Board encourages the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Company, however, the Board does not wish to compromise the principles of meritocracy by imposing targets.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer.  If the issuer has not adopted a target, disclose why it has not done so.

Please see previous response.

Number of Women on the Board and in Executive Officer Positions

Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

As of the date of this Circular, there is currently one member of the Board that is a woman.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

The Company currently has no women executive officers.

Schedule “B”

PROJECT INVESTMENT RESOLUTION

BE IT RESOLVED as an ordinary resolution that:

1.The issuance by Minera Exar S.A. of 141,016,944 Class C common shares in the capital of Minera Exar S.A. to Ganfeng Lithium Netherlands Co., B.V., an indirect, wholly-owned subsidiary of Ganfeng Lithium Co., Ltd., resulting in Ganfeng Lithium increasing its interest in Minera Exar S.A. from 37.5% to 50% with the Company holding the remaining 50% (each subject to the rights of JEMSE to acquire an approximate 8.5% interest in Minera Exar), subject to the terms and conditions of the transaction agreement between, among others, the Company, GFL International Co., Ltd., Ganfeng Lithium Co., Ltd. and Ganfeng Lithium Netherlands Co., B.V. dated April 1, 2019, as the same may be amended, supplemented or otherwise modified in accordance with the terms therein (the “Transaction Agreement”), and the performance by the Company of its obligations thereunder, all as more particularly described in the Management Information Circular dated May 27, 2019 of the Company accompanying the notice of meeting, as it may be amended, modified or supplemented in accordance with the Transaction Agreement, is hereby authorized and approved.

2.The Transaction Agreement and transactions contemplated thereby, actions of the directors of the Company in approving the Transaction Agreement, and actions of the directors and officers of the Company in executing and delivering the Transaction Agreement, and any amendments, modifications or supplements thereto, and all transactions contemplated thereby, are hereby ratified, authorized and approved.

3.Any officer or director (each an “Authorized Signatory”) be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such Authorized Signatories determine may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

4.Subject to the terms and conditions of the Transaction Agreement, notwithstanding the foregoing approvals, the directors of the Company be and are hereby authorized to exercise their discretion as directors to proceed or not to proceed with the Project and the transactions contemplated by the Transaction Agreement.

Schedule “C”

BLAIR FRANKLIN VALUATION AND FAIRNESS OPINION

CONSENT OF BLAIR FRANKLIN CAPITAL PARTNERS INC.

To: The Board and Special Committee of Lithium Americas Corp. (the “Company”)

We refer to the Blair Franklin Formal Valuation and Fairness Opinion dated March 31, 2019, which we prepared for the Special Committee in connection with the Project Investment. The Blair Franklin Formal Valuation and Fairness Opinion remains subject to the assumptions, qualifications, and limitations contained therein.

We consent to the filing of the Blair Franklin Formal Valuation and Fairness Opinion with applicable securities regulatory authorities; applicable stock exchange authorities; the inclusion of a summary of the Blair Franklin Formal Valuation and Fairness Opinion in the Circular; the inclusion of the Blair Franklin Formal Valuation and Fairness Opinion as an Appendix in the Circular; and to being named in the Circular. In providing our consent, we do not intend that any person other than the Special Committee and the Board shall be entitled to rely upon the Blair Franklin Formal Valuation and Fairness Opinion.

Blair Franklin Capital Partners Inc.

Toronto, Ontario

May 27, 2019

March 31, 2019

The Special Committee of the Board of Directors and the Board of Directors

Lithium Americas Corp.

300 – 900 West Hastings Street

Vancouver BC

V6C 1E6

To the Special Committee of the Board of Directors and the Board of Directors:

Blair Franklin Capital Partners Inc. (“Blair Franklin”) understands that Lithium Americas Corp. (“LAC” or the “Company”) intends to enter into a definitive agreement under which its partner in the Cauchari-Olaroz lithium brine project (the “Project”), Ganfeng Lithium Co. Ltd. (together with its affiliates, “GFL”), will subscribe for 141,016,944 newly-issued shares of Minera Exar S.A. (“Exar”) for cash consideration of $160 million (the “Project Investment”) (the “Transaction”). The Project Investment implies an enterprise value for 100% of the Project between $700 million and $778 million. Exar is the sole owner of the Project. On October 31, 2018, GFL and LAC completed a series of transactions which resulted in GFL and LAC owning, respectively, 37.5% and 62.5% of Exar and the Project. Upon closing of the Transaction, GFL and LAC will each hold a 50% interest in Exar and the Project. Interests in the Project described do not take into account the Government of Jujuy’s (“JEMSE”) right to acquire an approximate 8.5% interest in the Project.

Table 1 - Project Investment (100% Implied Value)

(in millions)	Low	High
Total new cash invested	$160	$160
divide: New shares issued to GFL	141	141
multiply: Total pro-forma shares outstanding	705	705
Implied Project Equity Value (including new cash)	$800	$800
less: new cash	($160)	($160)
plus: existing Project debt (Dec. 2018)	$78	$78
plus: 2019 YTD capital invested (Jan-Mar)	$60	$60
multiply: adjustment factor for "joint control"	90%	100%
Implied Project EV (i.e. "Implied Offer")	$700	$778

Blair Franklin Capital Partners Inc.

Bay Adelaide Centre, Suite 2430, 22 Adelaide Street West, Toronto, Ontario M5H 4E3

T. 416.368.1211 www.blairfranklin.com

We further understand that LAC and GFL have directed Exar to undertake a feasibility study in respect of a potential increase in the stated production capacity of the Project from 25,000 tpa to an aggregate of 40,000 tpa of lithium carbonate equivalent (“LCE”), as well as to advance certain permitting, design and other development planning activities at the Project. In addition, LAC and GFL have agreed to implement certain amendments to the shareholders agreement governing the joint venture (the “Shareholders Agreement”), including to provide equal representation on the Exar board of directors and the Management Committee governing the joint venture. Upon closing of the Transaction, Exar is expected to repay a $8 million loan that was previously advanced by the Company.

Blair Franklin understands that the Transaction would constitute a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (the “Rules”) because GFL is a related party of LAC as a result of its significant (16.9%) shareholding in LAC. Consequently, the Transaction is subject to the formal valuation and minority approval requirements set forth in the Rules. We further understand that the Company is planning to seek and obtain consent in respect of the Transaction from one of LAC’s largest shareholders (15.8%) and lenders, Bangchak Corporation Public Company (“Bangchak”).

The Special Committee of the Board of Directors of LAC (the “Committee”) has retained Blair Franklin, on a fixed fee basis, to prepare and deliver to the Committee a written formal valuation of the Project prepared in accordance with the requirements of the Rules (the “Valuation”) and a written opinion (the “Opinion” and collectively with the Valuation, the “Opinions”) as to the fairness, from a financial point of view, of the terms of the Transaction to the Company.

The Opinions have been prepared in accordance with the Disclosure Standards of the Investment Industry Regulatory Organization Canada (“IIROC”) but IIROC has not been involved in the preparation of the Opinions.

Engagement of Blair Franklin

Blair Franklin was initially contacted by the Special Committee with respect to submitting its credentials for a potential independent financial advisory assignment on January 31, 2019. Blair Franklin was formally engaged by the Special Committee pursuant to an engagement agreement dated February 5, 2019 (the “Engagement Agreement”). The Engagement Agreement provides for the payment to Blair Franklin of a fixed fee in respect of the preparation and delivery of the Opinions. Blair Franklin’s fees are not contingent on the completion of the Transaction, or any other transaction of the Company or on the conclusions reached herein. In addition, Blair Franklin is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances.

Relationship with Related Parties

Neither Blair Franklin nor any of its affiliated entities (as such term is defined for the purposes of the Rules): (i) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of the Rules) of LAC, GFL, Bangchak, or any of their respective associates or affiliates (collectively, the “Interested Parties”); (ii) is an advisor to any of the Interested Parties in connection to the Transaction (other than its engagement for the Committee); (iii) is a manager, co-manager or member of a soliciting dealer group formed in respect of the Transaction; (iv) is the external auditor of any Interested Party; or (v) has a material financial interest in the completion of the Transaction. During the 24 months before Blair Franklin was first contacted for the purpose of preparing and delivering the Opinions, neither Blair Franklin nor any of its affiliated entities (i) had a material involvement in an evaluation, appraisal or review of the financial condition of any Interested Party, or an associated or affiliated entity of any Interested Party, (ii) acted as a lead or co-lead underwriter of a distribution of securities by any Interested Party, or (iii) had a material financial interest in a transaction involving any Interested Party. There are no understandings, agreements or commitments between Blair Franklin and any Interested Party with respect to any future business dealings. Blair Franklin may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties.

Blair Franklin is of the view that it is independent of all Interested Parties in the Transaction (as such terms are defined for the purposes of the Rules).

Credentials of Blair Franklin

Blair Franklin is an independent investment bank providing a full range of financial advisory services related to mergers and acquisitions, divestitures, minority investments, fairness opinions, valuations and financial restructurings. Blair Franklin has been a financial advisor in a significant number of transactions throughout Canada and North America involving public and private companies in various industry sectors and has extensive experience in preparing formal valuations and fairness opinions in transactions similar to the Transaction.

The Opinions expressed herein are the opinion of Blair Franklin as a firm and the form and content herein has been approved for release by a committee of our principals, each of whom is experienced in mergers and acquisitions, divestitures, restructurings, minority investments, capital markets, fairness opinions and valuation matters.

Scope of Review

In connection with the Opinions, Blair Franklin reviewed, considered, and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

1.	Blair Franklin interviews with members of senior management of LAC (“Management”);
2.	Site visit to the Project, including interviews with Project management members;
3.	Discussions with the Special Committee and counsel to the Special Committee;
4.	Certain financial analyses and forecasts prepared by the Management;
5.

Access to a datasite containing non-public material relating to LAC and the Project including financial details, forecasts, segment information, tax information, contracts, legal matters, funding information, intellectual property information and other items;

6.	Project NI 43-101 technical report (feasibility study dated March 29, 2017);
7.	Project updated mineral resource estimate for lithium prepared by Montgomery & Associates (dated March 4, 2019);

8.	Project NI 43-101 technical report (updated mineral resource estimate dated March 1, 2019);
9.

Audited financial statements and related MD&A of LAC for the last three years ended December 31 (including next to final drafts of the Company’s December 31, 2018 financial statements to be released April 1, 2019);

10.

Unaudited quarterly reports and related MD&A of LAC for the three, six and nine-month periods ended March 31, and June 30, and September 30 respectively for the last three years ended December 31, 2018;

11.	Certain regulatory filings and related material for LAC for the last five years;
12.	2017 and Draft 2018 Annual Information Forms of LAC;
13.	Press releases issued by LAC for the past three years;
14.	Public information relating to the business, operations, financial performance and share price trading history of LAC and other selected public entities whose businesses we believe to be relevant;
15.	Shareholder and insider information published by SEDI;
16.	Comparable trading multiples and comparable transaction multiples for selected companies and transactions considered relevant;
17.	Research reports based upon public information prepared by industry analysts;
18.	Industry and financial market information;
19.	Draft Term Sheets on the proposed Transaction dated March 31, 2019;
20.	Drafts of the Transaction Agreement to be entered into as part of Transaction (dated March 31, 2019);
21.	Such other information, documentation, analyses and discussions that we considered relevant in the circumstances.

Blair Franklin has not independently verified any of the assumptions contained in the financial information publicly disclosed by LAC or provided by its representatives.

Blair Franklin has not, to the best of its knowledge, been denied access by the Company or any of its respective associates or affiliates to any information requested by Blair Franklin.

Prior Valuations

The Company has represented to Blair Franklin that there have not been any prior valuations (as defined in the Rules) of the Project or the Company in the preceding 24-month period.

Assumptions, Explanations and Limitations

The Opinions is subject to the assumptions, explanations and limitations hereinbefore described and as set forth below.

With the Committee’s approval and as provided for in the Engagement Letter, Blair Franklin has relied upon, without independent verification, all financial and other information that was obtained by Blair Franklin from public sources or that was provided to Blair Franklin by the Company or any of its respective associates, affiliates, advisors or otherwise. Blair Franklin has assumed that this information is complete and accurate and does not omit any material fact or any fact necessary to be stated to make this information not misleading. The Opinions are conditional upon such completeness and accuracy. In accordance with the terms of Blair Franklin’s engagement, but subject to the exercise of its professional judgment, Blair Franklin has not conducted any independent investigation to verify the completeness or accuracy of this information. With respect to the financial forecasts, projections, estimates or other forward-looking information provided to Blair Franklin and used in its analysis, Blair Franklin has assumed, subject to the exercise of its professional judgment, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby.

Senior officer(s) of LAC have separately represented to Blair Franklin, in certificates provided to Blair Franklin, (the “Officer’s Certificates”), amongst other things: (i) that (except for forecasts, projections or estimates) the information, opinions and other materials (the “Information”) provided to Blair Franklin by or on behalf of the Company relating to the Project, the Company or the Transaction was complete and correct in all material respects as at the date the Information was prepared or provided to Blair Franklin; and (ii) that, other than as disclosed in the Information, there has been no material change in the financial condition, assets, liabilities, business, operations or prospects of the Company or the Project. Senior officers of LAC also represented to Blair Franklin, in their respective Officer’s Certificates, that the Information which constitutes forecasts, projections or estimates was prepared using assumptions that were, in their respective opinions, reasonable in the circumstances.

The Opinions are based upon the securities markets, economic, general business and financial conditions prevailing today and the conditions and prospects, financial and otherwise, of the Company, as they were reflected in the Information reviewed by Blair Franklin. In its analysis and in preparing the Opinions, Blair Franklin has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Blair Franklin, the Company, or any of their respective associates or affiliates.

The Opinions have been provided for the use of the Committee, for review by the Board of Directors of the Company and for inclusion in the circular or other disclosure documents to be sent to LAC shareholders in connection with the special meeting of shareholders called to consider the Transaction (together with summaries thereof in a form acceptable to Blair Franklin and the Board) and may not be used by any other person or relied upon by any other person without the express written consent of Blair Franklin.

The Opinions are given as of the date hereof and Blair Franklin disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinions which may come or be brought to Blair Franklin’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change after the date hereof in any fact or matter upon which the Opinions are based which would make such opinions misleading in any material respect, Blair Franklin reserves the right to change, modify or withdraw the Opinions in the event that Blair Franklin reasonably concludes that it is necessary as a result thereof.

Blair Franklin believes that its analyses must be considered as a whole and that selecting portions of its analyses and specific factors, without considering all factors and analyses together, could create a misleading view of the considerations underlying the Opinions. The preparation of a valuation is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinions should not be considered as a recommendation to any shareholder of the Company as to whether or not to vote in favour of the Transaction.

All dollar amounts herein are expressed in United States dollars, unless stated otherwise. All references to years are calendar years, unless otherwise stated.

Overview of the Company

LAC is advancing two significant lithium development projects: the Cauchari-Olaroz Project, located in the Province of Jujuy in Argentina; and the Thacker Pass Project, located in north-western Nevada, USA.

The Company’s common shares trade on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

Overview of the Project

The Cauchari-Olaroz Project is currently owned and operated by LAC and its affiliates (62.5%) and GFL (37.5%), each holding its interest through shareholdings in Exar and Exar Capital B.V., a Netherlands company formed in 2018 to provide financing to Exar. GFL acquired its interest from Sociedad Química y Minera de Chile S.A. (“SQM”) pursuant to a series of transactions in October 2018.

In March 2017, LAC and SQM (the Company’s former joint venture partner) completed a mine plan and definitive feasibility study (the “DFS”) on the Project for a mining operation producing 25,000 tpa LCE over a 40 year mine life, following which, Exar initiated detailed engineering work. The current construction schedule targets first production in the second half of 2020. In connection with the March 2017 DFS, the Company also published an estimate of the Project’s proven and probable mineral reserves (“2P Reserves”) which are summarized in the table below, reported on a 100% equity basis.

Table 2 - Project Mineral Reserves (March 2017)

	Average Lithium
Category	Grade (mg/L)	Brine (m3 )	Lithium Metal	LCE (tonnes)
Proven	712	4.9E+07	35,159	187,000
Probable	695	3.5E+08	246,474	1,312,000
Total	698	4.0E+08	281,633	1,499,000

Notes:
(1) Ratios of lithium to other metals include: K:Li of 8.2, Mg:Li of 2.4, B:Li of 1.6, SO4:Li of 28.5
(2) LCE is calculated based the following conversion factor: mass of LCE = 5.323 x mass of lithium metal
(3) The conversion is direct and does not account for estimated processing losses
(4) The values in the columns on “ Lithium Met al” and “ LCE” above are expressed as total contained metals

The DFS estimated the initial capital requirement of the Project to be $425 million (before value-added taxes (“VAT”)). The after-tax net present value of the Project, at a 10% discount rate, was estimated to be $803 million and was estimated to generate an internal rate of return of 28.4% at a price assumption of $12,000/t LCE.

In March 2019, the Company published a technical report entitled “NI 43-101 Technical Report Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina” (the “Cauchari TR”). Included in the Cauchari TR is an updated mineral resource estimate for the Project as summarized in the table below, reported on a 100% equity basis.

Table 3 - Project Mineral Resource (March 2019)

	Average Lithium
Category	Grade (mg/L)	Brine (m3 )	Lithium Metal	LCE (tonnes)
Measured	587	1.11E+09	651,100	3,465,700
Indicated	580	4.70E+09	2,726,300	14,511,500
Measured + Indicated	581	5.81E+09	3,377,400	17,977,200
Inferred	602	1.59E+09	957,400	5,096,000

Notes:
(1) Mineral Resource estimate has an effective date of Feb. 13, 2019
(2) Mineral Resources have a cut -off grade of 300 mg/L of lithium
(3) Mineral Resources are not Mineral Reserve and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted to Mineral Reserves
(4) LCE is calculated on the following conversion factor: mass of LCE = 5.322785 x mass of Li metal

LAC and GFL have been working to refine development parameters and design of the 25,000 tpa LCE development plan to increase efficiency of operations and to ensure the Project remains on schedule for production. Following the release of the Cauchari TR, LAC and GFL directed Exar to advance permitting, design and other development planning activities at the Project to target a potential increase in the initial stated capacity of the Project from 25,000 tpa to an aggregate of 40,000 tpa of LCE. The 25,000 tpa capital cost estimate of $425 million, on a 100% basis and before VAT, remains unchanged. GFL and LAC intend, in the event the current budget allows, to continue to incorporate infrastructure and other equipment in the current plan to provide scalability for the Project. This includes the current 12 km2 pond design under construction where no change is expected to be required in the event that the Project is increased from 25,000 tpa to 40,000 tpa. Further updates to the development plan may occur from time to time as work progresses.

Definition of Fair Market Value

For the purposes of the Valuation and in accordance with the Rules, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, where each is acting at arm’s length with the other and under no compulsion to act.

Approach to Value

The Valuation is based upon the methodologies and assumptions Blair Franklin considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Project. The fair market value of the Project was analyzed on a going concern basis without any downward adjustment to reflect the liquidity of the securities of Exar, the owner of the Project, the effect of the Transaction on the securities of Exar which are the subject of the Transaction or the fact that the Exar securities do not form part of a controlling interest.

Valuation Methodologies

For the purposes of arriving at the en-bloc value of the Project, Blair Franklin principally considered the following methodologies which are further discussed herein:

•

Discounted Cashflow Analysis (“DCF Approach”) whereby we discounted to present value the projected cash flows available to the owners of the Project, net of JEMSE’s right to acquire an approximate 8.5% interest in the Project.

•	Precedent Transactions Analysis (“Precedent Transactions Approach”) whereby we analyzed valuation metrics obtained from the prices paid for previous similar transactions.
•	Comparable Companies Analysis (“Comparable Companies Approach”) whereby we reviewed the valuation metrics obtained from publicly-traded comparable companies.

Blair Franklin primarily relied on the DCF Approach in arriving at the en-bloc value of the Project. The DCF Approach takes into consideration, among other things, macro-economic, market specific and Project specific factors in arriving at the en-bloc value.

The Precedent Transactions Approach provides valuation metrics from the prices paid in previous similar transactions. Blair Franklin reviewed a number of transactions involving early stage lithium mine projects generally. The prices paid in these precedent transactions reflect en-bloc values as they generally represent transactions involving an acquisition of control of the outstanding equity of the respective target entities.

The Comparable Companies Approach analyzes valuation metrics indicated by the current trading price of publicly-traded comparable companies. This relative valuation analysis provides “trading” value however this is not in and of itself “en-bloc” value as required by the Rules.

Blair Franklin has ascribed the greatest weight to the DCF Approach in performing the Valuation, and to a lesser extent, the Precedent Transactions Approach and Comparable Companies Approach.

DCF Approach

Blair Franklin’s DCF Approach involved discounting to present value the forecasted cash flows of the Project available to the owners of the Project, net of JEMSE’s right to acquire an approximate 8.5% interest in the Project. The DCF Approach requires that certain assumptions be made regarding, among other things, commodity prices, capital expenditures, production profile, operating costs, foreign exchange rates, future cash flows and discount rates applied to those future cash flows. As a part of its DCF Approach, Blair Franklin reviewed the cash flows from Management’s forecasts in detail including assumptions on commodity prices, capital expenditures, production profile, operating costs, and foreign exchange rates. Discussions were held with Management to clarify assumptions underlying their respective analyses and understand developments with respect to the Project.

Following a detailed review of Management’s forecasts and discussions with Management, Blair Franklin arrived at its own view on the cash flows for the Project and developed a real-basis 40 year life of mine discounted cash flow model. The cash flows were discounted to December 31, 2018 with an adjustment made for capital invested into the Project between January 2019 and March 2019 to arrive at a valuation range for the Project as at March 31, 2019. Blair Franklin reviewed the implied value based on the 25,000 tpa plan outlined in the March 2017 DFS as well as updated forecasts based on Management’s experience to date. Blair Franklin understands that the business case for a potential 40,000 tpa mine plan is currently in the process of being explored and has not yet been finalized; however Blair Franklin has utilized conservative assumptions to help quantify the potential upside of the Project in that regard and to serve as a reference relative to the enterprise value for 100% of the Project implied value of the Project Investment. Blair Franklin also reviewed the sensitivity of the implied value to changes in various key assumptions.

Commodity Price Assumptions

With respect to commodity prices, Blair Franklin relied predominantly on equity research analysts’ and global bank economists’ long-term consensus estimates, which were different from those in the DFS. Blair Franklin used a range of commodity prices in the DCF Approach, and assumed that long-term LCE prices for the forecast period remained fixed as provided below.

Table 4 - Price Assumptions

	Blair Franklin		Consensus(1)	Project DFS
	Low	High	Average	Low	Mid	High
US$/tonne LCE	$10,500	$11,500	$10921	$10,000	$12,000	$14000

(1) Consensus average forecast from a broad select ion of published research analyst and global institution estimates

Discount Rates

The projected free cash flows (net of JEMSE interest) were discounted using a weighted average cost of capital (“WACC”). The WACC was determined using the capital asset pricing model (“CAPM”) which calculates the cost of equity capital with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark (“Beta”) and equity market risk premiums. In addition, a small capitalization premium was added to reflect the premium required to attract capital to small capitalization companies such as the Project (via Exar). The assumptions used by Blair Franklin in calculating the discount rate for the Project are provided in the following table.

Table 5 - WACC

	Low	High
Risk Free Rate(1)	0.53%	0.53%
Beta	1.30	1.50
Market Risk Premium	6.00%	6.00%
Argentina Spread(2)	7.46%	7.46%
Size Premium(3)	2.68%	2.68%
Other Adjustments(4)	0.50%	1.50%
Cost of Equity	19.0%	21.2%

Cost of Debt(5)	11.0%	13.0%
Tax Rate	35.0%	35.0%
Debt / Total Capital	30.0%	30.0%
WACC	15.4%	17.4%

(1) US Treasury Inflation Indexed 10-year bonds yield (real basis)
(2) Yield on US$ denominated Government of Argentina 10 year bonds implied spread over US Treasury bonds
(3) Ibbotson Valuation Yearbook

(4) Accounts for a number of factors, including (i) world class nature of the Project (+), (ii) lower risk of Project relative to Argentina government (+), (iii) completion risk (-), and (iv) risk of 40k tpa plan adjustments (-)

(5) Current interest rates for the Project senior credit facility and subordinated loan facility adjusted for current favourable terms

Based upon the calculation above, Blair Franklin selected a discount rate range of 15.5% to 17.5% for the Project.

Other Assumptions

Blair Franklin performed a life-of-mine DCF analysis on the Project on a 100% basis (net of JEMSE’s right to acquire an approximate 8.5% interest in the Project) based on projected unlevered, after-tax free cash flows. The DCF Approach was conducted on a real-basis and, as such, the cash flows and discounts do not include any inflationary effects. Forecasted cash flows were projected and analyzed in United States Dollar terms, with potential inflationary impacts of the Argentinian Peso being offset by long-term foreign exchange rates. As a defined and depleting asset, the DCF Approach assumes a closure cost at completion of mining the resource base and there is not terminal value applied in the financial model.

Summary of Base Case DCF

The following tables provide a summary of the DCF Approach, including sensitivities regarding the discount rate and lithium pricing assumptions throughout the life of the forecast. Unlevered free cash flows, net of the JEMSE’s right to acquire an approximate 8.5% interest, are discounted to December 31, 2018 and then adjusted for the approximately $60 million of capital invested into the Project between January 2019 and March 2019.

Table 6 - DCF Summary

Base Model Assumptions
Life of Mine	Years	40
Discount Rate (Midpoint)	Real	16.5%
LCE Price (US$/tonne)	LT Real	11,000
Total LCE Produced	k tonnes	950 - 1,520
Annual LCE Production	tpa	25,000 - 40,000
Cash Flows ($ millions)
Discounted Unlevered FCF - 40k tpa	31-Dec-18	673
Discounted Unlevered FCF (net of JEMSE) - 40k tpa	31-Dec-18	625
+ 2019 YTD Capital Invested in Project		60
Discounted Unlevered FCF (net of JEMSE) - 40k tpa	31-Mar-19	685
Discounted Unlevered FCF (net of JEMSE) - 25k tpa	31-Mar-19	371

Table 7 - DCF Sensitivity

	Sensitivity	Impact on Project Valuation ($ millions)
Discount Rate	+0.5%	(31)
	-0.5%	33
LCE Price/tonne	+$500	66
	-$500	(65)
Capex	+2.5%	(19)
	-2.5%	18
Opex/tonne	+2.5%	(18)
	-2.5%	18

After taking into account the sensitivities as outlined in the table above and discounting the unlevered free cash flows of the Project (net of JEMSE) to December 31, 2018, adjusting for the capital invested into the Project in 2019 year-to-date, the DCF Approach implied a range of values for the Project between $563 million and $824 million.

Precedent Transactions Approach

Blair Franklin reviewed precedent transactions involving early stage lithium mining projects, with a focus on transactions in Argentina and South America over the past ten years. Despite a number of transactions within the time period, many of the transactions reviewed did not have publicly available financial metrics. The Precedent Transactions Approach focuses on Enterprise Value to Measured and Indicated Mineral Resources (“EV/M+I”) multiples as the primary financial metric considered. The table below provides a selected subset of the most comparable transactions reviewed.

Table 8 - Precedent Transactions

					Enterprise Value /
Announced Date	Target	Acquiror	Seller	Enterprise Value	Proven	Proven + Probable	Measured + Indicated
				US$ millions	US$ / tonne	US$ / tonne	US$ / tonne
30-Mar-12	Lithium One Inc.	Galaxy Lithium	na	$112	na	na	$28
26-Sep-12	Salar de Olaroz	Toyota Tsusho	Orocobre	$220	na	na	$34
28-Mar-16	Minera Exar	SQM	Lithium Americas	$50	$254	$18	$16
15-Mar-17	LitheA	LSC Lithium	BMC Global Ltd.	$44	na	na	$34
29-Jun-17	Potasio y Litio de Argentina	Lithium X Energy	Aberdeen International	$33	na	na	$31
29-May-18	Salar del Hombre Muerto tenements	POSCO	Galaxy Resources Limited	$280	na	na	$177
9-Jul-18	Maricunga	Bearing Lithium	Minera Salar Blanco	$113	na	na	$63
31-Oct-18	Minera Exar SA	Ganfeng	SQM	$375	$2,004	$250	$32
14-Jan-19	LSC Lithium Corp	Pluspetrol Resources	na	$83	na	na	$32

Median							$32
Average							$50
High							$177
Low							$16
Average (excluding High and Low)							$36
Notes:
- Original non-US$ values converted to US$ using exchange rates at the time of announcement
- Transaction Enterprise Value calculated on a 100% interest basis
Source: Company filings, equity research, public disclosure

The median EV/M+I multiple of the transactions reviewed was $32 per tonne of resource, with an average (excluding high and low values) for the transaction set of $36 per tonne of resource. Blair Franklin selected an EV/M+I range of $30 to $40 per tonne of resource to reflect the transaction set observed – this range was applied to the Project’s March 2019 resource estimate of 18.0 million tonnes of LCE (see Table 2). This implies a value for the Project of between $539 million and $719 million.

Comparable Companies Approach

Blair Franklin analyzed financial metrics for publicly-traded companies active in the global lithium industry including specialty chemicals companies which operate in the industry. The Comparable Companies Approach focuses on three financial metrics:

•

Resource approach (EV/M+I) – metric for companies with under-construction or early stage lithium projects; this metric is most directly comparable to the Project in its current state. The primary focus has been EV/M+I as most companies have not published mineral reserve estimates.

•

EBITDA approach (EV/EBITDA) – metric for companies with active assets that are currently producing cash flow. Many of the companies reviewed that generate positive EBITDA have diverse operations beyond lithium mining.

•	Production approach (EV/LCE tpa) – metric examines the expected total LCE production attributable to the relevant company for 2022 to align with the Project’s expected full run-rate production.

Blair Franklin has primarily relied upon the resource approach (EV/M+I) methodology as the Project is in a pre-production stage and has not produced EBITDA or LCE at this stage.

The following table demonstrates the process used to arrive at the implied value for the Project under the Comparable Companies Approach. Certain comparable companies are examined under more than one approach based on the availability of relevant data.

Table 9 - Comparable Companies

	Company	Share Price (US$)	Market Cap	Enterprise Value	EV / M+I	Primary Geography	Flagship Projects
		29-Mar-19	US$ millions	US$ millions	US$ / tonne
Resource Approach(1)	Orocobre	$3.37	$631	$347	$52	Argentina	Olaroz
	Neo Lithium	$0.65	$76	$42	$41	Argentina	Tres Quebradas
	Millennial Lithium	$1.19	$97	$61	$28	Argentina	Pastos Grandes
	Lithium Americas	$3.79	$349	$320	$24	Argentina / US	Cauchari-Olaroz
	Advantage Lithium	$0.38	$61	$51	$10	Argentina	Pastos Grandes
	Median				$28
	Average				$31

	Company	Share Price (US$)	Market Cap	Enterprise Value	EV/EBITDA	Primary Geography	Flagship Projects
		29-Mar-19	US$ millions	US$ millions
EBITDA Approach	Ganfeng	$4.11	$4,580	$4,706	18.4x	Argentina / Asia / Australia	Cauchari-Olaroz / Mt. Marion
	Orocobre	$3.37	$631	$347	15.8x	Argentina	Olaroz
	SQM	$38.44	$10,117	$10,655	11.8x	Chile / Australia	Atacama / Mt. Holland
	Tianqi	$5.23	$6,023	$6,711	11.0x	Asia / Australia	Greenbushes
	Livent	$12.28	$1,793	$1,799	10.5x	Argentina	Hombre Muerto
	Albemarle	$81.98	$8,699	$10,023	9.0x	Australia / South America / US	Atacama / Greenbushes / Clayton Valley
	Galaxy Resources	$1.88	$547	$522	9.0x	Argentina / Australia / Canada	Sal de Vida / Mt. Cattlin / James Bay
	Altura Mining	$0.10	$190	$293	na	Australia	Pilgangoora
	Pilbara Minerals	$0.56	$992	$1,043	na	Australia	Pilgangoora
	Median				11.0x
	Average (ex-Ganfeng and Orocobre)(2)				10.3x

	Company	Share Price (US$)	Market Cap	Enterprise Value	EV/2022E Production	Primary Geography	Flagship Projects
		29-Mar-19	US$ millions	US$ millions	US$/tonne
Production Approach	SQM	$38.44	$10,117	$10,655	$84,562	Chile / Australia	Atacama / Mt. Holland
	Albemarle	$81.98	$8,699	$10,023	$72,894	Australia / South America / US	Atacama / Greenbushes / Clayton Valley
	Livent	$12.28	$1,793	$1,799	$40,877	Argentina	Hombre Muerto
	Galaxy Resources	$1.88	$547	$522	$20,894	Argentina / Australia / Canada	Sal de Vida / Mt. Cattlin / James Bay
	Pilbara Minerals	$0.56	$992	$1,043	$15,806	Australia	Pilgangoora
	Lithium Americas	$3.79	$349	$320	$12,804	Argentina / US	Cauchari-Olaroz
	Altura Mining	$0.10	$190	$293	$10,864	Australia	Pilgangoora
	Orocobre	$3.37	$631	$347	$8,890	Argentina	Olaroz
	Median				$18,350
	Average (ex-large cap)				$13,852

	Notes:
	(1) Nemaska is not included as it is an outlier due to its hard rock resources, Canadian operations, and recent cost-overrun estimates
	(2) Orocobre EBITDA is depressed due to operational challenges. Ganfeng derrives EBITDA from a wide range of sources and is not directly comparable to the Project
	Source: Company filings, equity research, public disclosure

Table 10 - Comparable Companies Approach Summary

Avgerage Weight	(in millions of US$ and tonnes LCE)		Low	-	High
	Total Measured & Indicated		18.0	-	18.0
	Selected Multiple Range	US$/tonne LCE	$20	-	$30
80%	Implied Project EV (Resource Approach)		$360	-	$539

	Steady-state discounted EBITDA (BF DCF)(1)		$71	-	$71
	Selected Multiple Range	EV/EBITDA	9.0x	-	11.0x
10%	Implied Project EV (EBITDA Approach)		$642	-	$785

	2022E Production (k tpa) - net of JEMSE		36.6	-	36.6
	Selected Multiple Range	US$/k tpa LCE	$8.5	-	$20.0
10%	Implied Project EV (Production Approach)		$311	-	$732

	Weighted Average of All Approaches		$383	-	$583

	Notes:
	(1) Net of JEMSE 8.5%, midpoint discount rate of 16.5%

Other Considerations

Blair Franklin also examined other value considerations which are discussed below along with the rationale for choosing alternative valuation methodologies:

•

value of the Project implied based on LAC’s equity market capitalization using its 20-day volume weighted average trading price on the TSX, adjusted for the following: (i) LAC balance sheet items, (ii) LAC’s holdings in the Thacker Pass Project, (iii) LAC’s current 62.5% interest in the Project, (iv) Project balance sheet items as at December 31, 2018, and (v) capital invested into the Project between January 2019 and March 2019. This methodology implies a value for the Project between $528 million and $631 million;

•

value of the Project implied by Orocobre Limited’s (“ORE”) trading price, due to ORE owning a substantial interest in a producing lithium brine project directly adjacent to the Project in the Cauchari salar. Analysis is based on ORE’s 20-day equity market capitalization using its 20-day volume weighted average trading price on the Australian Securities Exchange, adjusted for the following: (i) ORE balance sheet items, (ii) ORE’s interest in Advantage Lithium Inc., (iii) ORE’s 66.5% stake in its producing Cauchari lithium project; (iv) capex to be spent on each of ORE’s project and the Project to completion, (v) annual production of the Project relative to ORE’s project. This methodology implies a value for the Project between $397 million and $415 million;

•

value of the Project implied by the October 2018 transaction whereby GFL acquired its stake in the Project from SQM. Blair Franklin analysed the value implied based on the consideration GFL paid to acquire a 37.5% interest in the Project as well as the value implied by the consideration SQM received to sell a 50% interest in the Project, adjusted for the capital invested into the Project between October 2018 and March 2019. This methodology implies a value for the Project as at March 31, 2019 of between $313 million and $499 million.

En-Bloc Value Summary

Based upon the DCF Approach and to a lesser extent, the Precedent Transactions Approach and the Comparable Companies Approach, Blair Franklin believes an appropriate fair market value range for the Project to be $600 million to $725 million.

Table 11 - En-Bloc Value Summary

	Project En-Bloc Value
($ millions)	Low	High
DCF Approach	$563	$824
Precedent Transactions Approach	$539	$719
Comparable Companies Approach	$383	$583
Implied by LAC Market Cap	$528	$631
Implied by ORE Market Cap	$397	$415
Implied by GFL-SQM Transaction	$313	$499

Distinctive Material Benefits of the Arrangement to the Interested Parties

In arriving at its opinion of the value of the Project, Blair Franklin reviewed and considered whether any distinctive material value would accrue to GFL or Bangchak through the Transaction. Blair Franklin concluded that there were no material specific operational or financial benefits that would accrue to GFL or Bangchak.

Valuation Conclusion

Based upon and subject to the analyses and assumptions set out herein, Blair Franklin is of the opinion that, as at the date hereof, the fair market value range of the Project is $600 million to $725 million.

Fairness Opinion

In assessing the fairness of the terms of the Transaction to the Company, Blair Franklin considered and relied upon a number of factors, including, but not limited to, the fact that under the terms of the Transaction, the 100% enterprise value range implied by the Project Investment is at the top end or above the Blair Franklin fair market valuation range of the Project.

Fairness Opinion – Other Factors

Blair Franklin has considered a number of other factors in arriving at the Fairness Conclusion stated below, including:

•	While LAC is reducing its ownership stake from 62.5% to 50.0%, the implied valuation offered by GFL of between $700 million and $778 million is near or above the top end of the Valuation range;
•

The Transaction will result in substantial capital invested into the Project, de-risking construction and completion. The $160 million Project Investment represents a substantial portion of Management’s expected capex for the Project plan, providing the potential for material cash reserves. The Project will be much closer to completion after the $160 million Project Investment is spent;

•	Following completion of the Project Investment, some or all of the Company’s $100 million subordinated loan facility may be used by LAC for general corporate purposes other than funding the Project;

•	Pursuant to the Transaction, LAC and GFL have agreed to explore potentially increasing Project production from 25,000 tpa to 40,000 tpa, which could significantly increase the value of the Project;
•	LAC and GFL have agreed to negotiate a definitive Amended Shareholders Agreement which may not fully reflect the term sheets negotiated to date;
•

Transaction term sheets and resulting Amended Shareholders Agreement require equal representation between LAC and GFL on both the Management Committee of Exar and the Board of Exar, resulting in LAC relinquishing its current significant influence of such entities; however, material decisions relating to the Project require the support of both GFL and LAC.

Fairness Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Blair Franklin is of the opinion that, as of the date hereof, the terms of the Transaction are fair, from a financial point of view, to the Company.

Yours very truly,

Blair Franklin Capital Partners Inc.

Schedule “D”

GLOSSARY

“2018 Transaction” means that certain a series of transactions, pursuant to which, among other things, SQM POTASIO S.A. sold its interest in Minera Exar to a subsidiary of Ganfeng Lithium, and as a result, Lithium Americas’ interest in Cauchari-Olaroz increased from 50% to 62.5% with Ganfeng Lithium holding the remaining 37.5% interest, and, among other things, resulting in Ganfeng providing Lithium Americas with the Subordinated Loan and repayment of US$25 million of its outstanding indebtedness to the Company.

“Articles” has the meaning set forth on page 2.

“Awards” has the meaning set forth on page 67.

“Bangchak” means BCP Innovation Pte Ltd.

“Blair Franklin” means Blair Franklin Capital Partners Inc.

“Blair Franklin Valuation and Fairness Opinion” means the formal valuation and fairness opinion of Blair Franklin, dated as of March 31, 2019.

“Board of Directors” or “Board” means the board of directors of Lithium Americas.

“C$” or “$” means Canadian dollars.

“CDS” means the Canadian Depository for Securities Limited.

“CEO” means the Chief Executive Officer of Lithium Americas.

“CD&A” has the meaning set forth on page 54.

“CFO” means the Chief Financial Officer of Lithium Americas.

“Circular” has the meaning set forth on page 1.

“Closing” means the closing of the Project Investment.

“Closing Date” means the fifth Business Day after the date on which the Required Shareholder Approval has been obtained and all other conditions to the completion of the Project Investment have been satisfied or waived, other than any conditions that by their terms cannot be satisfied until the Closing Time, or such other date as may be agreed to by the parties to the Transaction Agreement.

“Closing Time” means 10:00 a.m. (Eastern time) on the Closing Date.

“Code” means the Code of Business Conduct and Ethics adopted by Lithium Americas.

“Common Shares” means the common shares in the capital of Lithium Americas.

“Company” or “Lithium Americas” or “LAC” means Lithium Americas Corp.

“Compensation Committee” has the meaning set forth on page 46.

“Computershare” means Computershare Investor Services Inc.

“Consolidation” has the meaning set forth on page 1.

“COO” means the Chief Operating Officer of Lithium Americas.

“Corporate Governance Disclosure Rules” has the meaning set forth on page 40.

“Credit Agreement” means the Amended and Restated Credit and Guarantee Agreement dated as of July 14, 2017 among Lithium Americas, as borrower, 2265866 Ontario Inc., Lithium Nevada Corporation and JV Project LLC, as guarantors, Ganfeng and Bangchak as lenders, BNY Trust Company of Canada as administrative agent for the lenders and The Bank of New York Mellon as collateral agent for the lenders, as amended.

“DSUs” has the meaning set forth on page 56.

“Employment Agreements” has the meaning set forth on page 64.

“Engagement Agreement” has the meaning set forth on page 32.

“Epshtein Agreement” has the meaning set forth on page 61.

“Evans Agreement” has the meaning set forth on page 61.

“Excluded Shareholders” has the meaning set forth on page 31.

“Fair Market Value” has the meaning set forth on page 67.

“Ganfeng” or “GFL” means GFL International Co., Ltd.

“Ganfeng Lithium” means Ganfeng Lithium Co. Ltd.

“GFL Closing Regulatory Approvals” means, collectively, the approval of (i) the National Development and Reform Commission of the People’s Republic of China, (ii) the Provincial Democratic Reform Commission of the People’s Republic of China, (iii) the State Administration of Foreign Exchange of the People’s Republic of China and (iv) the Ministry of Commerce of the People’s Republic of China.

“GFL Group” means Ganfeng, together with GHC and GFL Parent.

“GFL Minera Group” means Ganfeng together with GHC.

“GFL Parent” means Ganfeng Lithium Co., Ltd.

“GFL Parent Shareholder Approval” means the approval of a special resolution of the shareholders of Ganfeng Lithium by a simple majority of the votes cast by the shareholders of Ganfeng Lithium present in person or represented by proxy at the GFL Parent Shareholder Meeting.

“GFL Parent Shareholder Meeting” means the special meeting of shareholders of Ganfeng Lithium, including any adjournment or postponement thereof, to be called and held to consider the GFL Parent Shareholder Approval.

“GHC” means Ganfeng Lithium Netherlands Co., B.V.

“Hodgson Agreement” has the meaning set forth on page 61.

“HSEC Committee” has the meaning set forth on page 46.

“IFRS 2” means International Financial Reporting Standards 2.

“Interested Parties” has the meaning set forth on page 31.

“Intermediary” has the meaning set forth on page 5.

“JEMSE” means Jujuy Energía y Minería Sociedad del Estado, an entity controlled by the government of Jujuy province, Argentina.

“Kanellitsas Agreement” has the meaning set forth on page 61.

“KPIs” has the meaning set forth on page 55.

“LAC Board” means the board of directors of Lithium Americas.

“LAC Group” means Lithium Americas together with 2265866 Ontario Inc.

“Magna” has the meaning set forth on page 38.

“Majority Voting Policy” has the meaning set forth on page 35.

“Meeting” has the meaning set forth on page 1.

“Meeting Materials” has the meaning set forth on page 1 of the Notice of Meeting.

“Minera Exar” means Minera Exar S.A.

“NEO” has the meaning set forth on page 53.

“NHC” means Exar Capital B.V.

“NI 52-110” means National Instrument 52-110 Audit Committees.

“NI 58-101” or the “Corporate Governance Disclosure Rules” means National Instrument 58-101 Disclosure of Corporate Governance Practices.

“Non-Registered Shareholder” has the meaning set forth on page 5.

“Notice of Meeting” has the meaning set forth on page 1.

“NYSE” means the New York Stock Exchange.

“Old Plan” has the meaning set forth on page 66.

“Options” has the meaning set forth on page 67.

“Osler” means Osler, Hoskin & Harcourt LLP.

“Outside Date” means August 31, 2019.

“Peer Group” has the meaning set forth on page 54.

“Plan” has the meaning set forth on page 8.

“Prior Grants” has the meaning set forth on page 9.

“Project” has the meaning set forth on page 3.

“Project Investment” has the meaning set forth on page 1.

“Proxy” has the meaning set forth on page 1.

“PSUs” has the meaning set forth on page 56.

“PwC” means PricewaterhouseCoopers LLC, Chartered Professional Accountants.

“Record Date” has the meaning set forth on page 1.

“Required Shareholder Approval” has the meaning set forth on page 2.

“RSUs” has the meaning set forth on page 67.

“Rubacha Agreement” has the meaning set forth on page 62.

“Severance Period” has the meaning set forth on page 64.

“Shareholders” means the holders of shares in the capital of Lithium Americas.

“Shareholders Agreement” means the Cauchari-Olaroz Project Shareholders Agreement among Lithium Americas, 2265866 Ontario Inc., Ganfeng, GHC, NHC and Minera Exar, dated October 31, 2018, as amended.

“Special Committee” means the special committee of the Board of Directors.

“Subordinated Loan” means the Limited Recourse Subordinated Loan Agreement dated October 31, 2018 between Ganfeng and Lithium Americas.

“Transaction Agreement” means the transaction agreement between, among others, the Company, GFL, GFL Parent and GHC dated April 1, 2019, as the same may be amended, supplemented or otherwise modified in accordance with the terms therein.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” has the meaning set forth on page 1.

“US$” means United States dollars.

“VWAP” means the volume-weighted average trading price.

“WTW” has the meaning set forth on page 54.

“Zawadzki Agreement” has the meaning set forth on page 62.

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